EXHIBIT 99.1

Eldorado Gold Corporation

Annual information form
for the year ended December 31, 2014

March 27, 2015

ELD (TSX)                                                      EGO (NYSE)

About this annual information form

Throughout this annual information form (AIF), we, us, our, Eldorado, corporation and the Company mean Eldorado Gold Corporation and its subsidiaries. References to Eldorado Gold mean Eldorado Gold Corporation only. This year means 2014.

All dollar amounts are in United States dollars unless stated otherwise.

Except as otherwise noted, the information in this AIF is as of December 31, 2014. We prepare the financial statements referred to in the AIF in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board, and file the AIF with appropriate regulatory authorities in Canada and the United States. Information on our website is not part of this AIF, or incorporated by reference. Filings on SEDAR are also not part of this AIF or incorporated by reference, except as specifically stated.

You can find more information about Eldorado Gold, including information about executive and director compensation and loans outstanding, principal holders of our securities, and securities authorized for issue under equity compensation plans (our incentive stock option plan, for example), in our most recent management proxy circular. For additional financial information you should also read our audited consolidated financial statements and management’s discussion and analysis (MD&A) for the year ended December 31, 2014. These are filed under our name on SEDAR (www.sedar.com), or you can ask us for a copy by writing to:

Eldorado Gold Corporation
Executive VP, Administration and Corporate Secretary
1188 – 550 Burrard Street
Vancouver, BC V6C 2B5

What's inside

About Eldorado	5
Key milestones in our recent history	8
About our business	10
Environmental Policy	18
Material Properties	20
Kisladag	20
Efemcukuru	26
Jinfeng	32
Olympias	37
Skouries	45
Other Operating Mines And Development Projects	51
Tanjianshan	51
White Mountain	54
Stratoni	56
Eastern Dragon	59
Vila Nova	62
Tocantinzinho	64
Perama Hill	66

Certej	69
Sapes Project	72
Mineral reserves and resources	74
Risk factors in our business	86
Investor information	123
Governance	128
Audit Committee Terms Of Reference	138
Glossary	144

Forward-looking information and risks

This document includes statements and information about what we expect to happen in the future. When we discuss our strategy; plans; outlook; future financial and operating performance; price of gold and other commodities; cash flow; cash costs; targets; production and expenditures; our mineral reserve and resource estimates; our proposed mine development; exploration and acquisitions; our expectation as to future performance at our mines; or other events and developments that have not yet happened, we are making statements considered to be forward-looking information or forward-looking statements under Canadian and United States securities laws. We refer to them in this AIF as forward-looking information.

Key things to understand about the forward-looking information in this AIF:

•
It typically includes words and phrases about the future, such as plan, expect, forecast, intend, anticipate, believe, estimate, budget, scheduled, may, could, would, might, will, as well as the negative of these words and phrases.

•	It is provided to help you understand our current views and can change significantly; it may not be appropriate for other purposes.
•
It is based on a number of assumptions, estimates and opinions that may prove to be incorrect, including things like the future price of gold and other commodities, the political and economic environment in which we operate, currency exchange ratios, anticipated costs and spending, production, mineral reserves and resources and metallurgical recoveries, impact of acquisitions on our business, and our ability to achieve our goals.

•
It is inherently subject to known and unknown risks, uncertainties and other factors.  Actual results and events may be significantly different from what we currently expect due to the risks detailed on pages  86 to 122 to of this AIF, which includes a discussion of material and other risks that could cause actual results to differ significantly from our current expectations and risks associated with our business, including the risks listed below:

- competition for mineral properties and merger and acquisition targets;
- environmental risks, including use and transport of regulated substances;
- infrastructure, water, energy, equipment and other input availability and durability, and their cost and impact on capital and operating costs, exploration, development and production schedules;
- volatility of global and local economic climate;
- community and non-governmental actions and regulatory risks, including the possibility of a shutdown at any of our operations;
- ability to maintain positive relationships with the communities we operate in and loss of reputation;
- gold and other metal price volatility and the impact of any related hedging activities;
- subjectivity of estimating mineral reserves and resources and the reliance on available data and assumptions and judgments used in interpretation of such data and depletion of grades or quantities of reserves;
- discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries;
- speculative and uncertain nature of gold and other mineral exploration;
- development, mining and operational risk, including timing, hazards and losses that are uninsured or uninsurable;
- risks of not meeting production and cost targets or estimates;
- the loss of key employees and our ability to attract and retain qualified personnel and labour disputes;
- prices for energy inputs, labour, material costs, supplies and services (including shipping) remaining consistent with expectations;
- risk associated with joint ventures;
- increased capital requirements and the ability to obtain financing;
- currency exchange fluctuations and the impact of any related hedging activities;
- risks associated with maintaining substantial levels of indebtedness, including potential financial constraints on operations;
- the risks that the integration of acquired businesses may take longer than expected, the anticipated benefits of the integration may be less than estimated or the costs of acquisition may be higher than anticipated;
- the impact of acquisitions and dispositions, including effect of expanded portfolio of projects on our operations, capital requirements, and financial condition and ability to complete acquisitions;
- litigation risks, including the uncertainties inherent in current and future legal challenges we are, or may become, a party to;
- share capital dilution and share price volatility;
- taxation, including change in tax laws and interpretations of tax laws;
- failure, security breaches or disruption of our information technology systems; and
- risks related to natural disasters and climate change.

Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information, there may be other factors that cause actual results to differ materially from those which are anticipated, estimated or intended.

Forward-looking information is not a guarantee of future performance and actual results and future events could materially differ from those anticipated in such statements and information.

We will not necessarily update this information unless we are required to do so by applicable securities laws.

All forward-looking information in this AIF is qualified by these cautionary statements.

Reporting reserves and resources

There are material differences between the standards and terms used for reporting reserves and resources in Canada and the US. While the terms mineral resource, measured mineral resource, indicated mineral resource and inferred mineral resource are defined by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), and the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council, and must be disclosed according to Canadian securities regulations, the US Securities and Exchange Commission (SEC) does not recognize them under SEC Industry Guide 7 and they are not normally permitted to be used in reports and registration statements filed with the SEC.

Investors should not assume that:

•	any or all of a measured, indicated or inferred resource will ever be upgraded to a higher category or to mineral reserves; or
•	any or all of an indicated or inferred mineral resource exists or is economically feasible to mine.

Under Canadian securities regulations, estimates of inferred mineral resources cannot be used as the basis of feasibility or prefeasibility studies.

Other information about our mineral deposits may not be comparable to similar information made public by US domestic mining companies, including information prepared according to Industry Guide 7.

Production outlook, guidance and estimates are forward-looking information

We made certain assumptions when these outlooks, guidance and estimates were developed and actual results and events may be significantly different from what we currently expect due to the risks associated with our business.

Assumptions:

•	future events;
•	economic, competitive and regulatory conditions;
•	financial market conditions; and
•	future business decisions, including, without limitation, a continuation of existing business operations as they currently exist.

Risks:

•	global and local economic conditions;
•	pricing and cost factors;
•	unanticipated events or changes in current development plans, execution of development plans, future operating results, financial conditions or other aspects of our business; and
•	unfavorable regulatory developments
•	these and other risks could cause actual events and results to vary significantly from what we expect.

Please see Forward-looking information and risks on page 2, 3 and Risk factors in our business on pages 86 to 122.

About Eldorado

Eldorado owns and operates mines around the world, primarily gold mines but also an iron ore and a silver-lead-zinc mine. Its activities involve all facets of the mining industry, including exploration, discovery, acquisition, financing, development, production and reclamation. Our business is currently focused on Brazil, China, Greece, Turkey and Romania.  Eldorado Gold is governed by the Canada Business Corporations Act (CBCA) and is based in Vancouver, BC.

Each operation has its own general manager and operates as a decentralized business unit within the Company. We manage exploration properties, merger and acquisition strategies, corporate financing, global tax planning, regulatory compliance, commodity price and currency risk management programs, investor relations, engineering capital projects and general corporate matters centrally, at our head office in Vancouver. Our risk management program is developed by senior management and monitored by the board of directors.

Properties as of March 27, 2015

Operating gold mines	Other Operating Mines and Development projects
• Kisladag, in Turkey (100%) • Efemcukuru, in Turkey (100%) • Jinfeng, in China (82%) • White Mountain, in China (95%) • Tanjianshan, in China (90%) • Olympias, in Greece (95%)
• Vila Nova, in Brazil (100%), Iron Ore mine
• Stratoni, in Greece (95%), Silver-Lead-Zinc mine
• Skouries, in Greece (95%) development project
• Perama Hill, in Greece (100%) development project
• Eastern Dragon, in China (75%) development project
• Certej, in Romania (80.5%) development project
• Tocantinzinho, in Brazil (100%) development project
• Sapes, in Greece (100%) development project

Kisladag, Efemcukuru, Jinfeng, Olympias, and Skouries, are material properties for the purposes of NI 43-101.

Head office
Eldorado Gold Corporation
Suite 1188 – 550 Burrard Street
Vancouver, British Columbia, V6C 2B5

Telephone: 604.687.4018
Facsimile:  604.687.4026

Website: www.eldoradogold.com

Registered office
Suite 2900 – 550 Burrard Street
Vancouver, British Columbia V6C 0A3

Other offices

Turkey	China	Brazil	Greece	Romania	Barbados	Netherlands
• Ankara • Usak • Izmir • Canakkale	• Beijing • Xining, Qinghai Province • Qianxinan Prefecture, Guizhou Province • Baishan, Jilin Province • Heihe, Heilongjiang Province	• Belo Horizonte • Macapa	• Athens • Alexandropoulos • Stratoni • Sapes	• Deva	• Bridgetown	• Amsterdam

Subsidiaries

As of the date of this AIF, we control our development and operating assets through 38 subsidiaries as illustrated in the chart below.  We do not include our subsidiaries that control our exploration projects, none of which exceed 10% of our consolidated assets.

Eldorado Gold Corporation (CBCA)
Eldorado Gold (BC) Corp
100%
Frontier Pacific Mining Corporation (BC)
99.99%
Eldorado Gold Cooperatief U.A. (Netherlands)
Eldorado Gold (Romania) BV (Netherlands)
80.5%
Deva Gold SA (Romania)
Certej (Romania)
Scarborough Minerals International BV (Netherlands)
Kyprou Gold Ltd. (UK)
Thrace Investment BV (Netherlands)
51%
49%
Thrace Minerals SA (Greece)
Sapes Gold Project (Greece)
Eldorado Thrace (Greece) BV (Netherlands)
Thracean Gold Mining (Greece)
Perama Hill Gold Project (Greece)
Eldorado Gold (Netherlands) BV
Eldorado Gold (Greece) BV (Netherlands)
95%
Hellas Gold SA (Greece)
Skouries Project (Greece)
Olympias Project (Greece)
Stratoni Mines (Greece)
SG Resources BV (Netherlands)
Tuprag Metal Madencilik Sanayi ve Ticaret AS (Turkey)
Kisladag Gold Mine (Turkey)
Efemcukuru Gold Mine (Turkey)
Eldorado Gold Holdings (BC) Ltd.
Brazauro Resources Corporation (BC)
Brazauro Holdings Brazil Ltd. (BC)
0.01%
99.99%
Brazauro Recursos Minerais SA (Brazil)
Tocantinzinho Project (Brazil)
Sao Bento Holdings Ltd. (Barbados)
Candalaria Holdings Limited (BVI)
100% less 1 share
Unamgen Mineracao e Metalurgia SA (Brazil)
Vila Nova Iron Ore Mine (Brazil)
Eldorado Pacific Pty Limited (Australia)
Sino Gold Mining Pty Limited (Australia)
Sino Gold BMZ Limited (Cayman)
Sino Gold Jilin BMZ Mining Limited (PRC)
White Mountain Mine (PRC)
Sino Mining Guizhou Pty Ltd. (Australia)
82%
Sino Guizhou Jinfeng Mining Limited (PRC)
Jinfeng Mine (PRC)
78.95%
Sino Gold Tenya (HK) Limited (Hong Kong)
Rockmining Group Company Limited (Hong Kong)
Heihe Rockmining Industry Development Ltd. (PRC)
Eastern Dragon Mine (PRC)
ELD Mining Corp. (BC)
Eldorado Gold (Barbados) Limited
TJS Limited (Barbados)
90%
Qinghai Dachaidan Mining Ltd. (PRC)
Tanjianshan Mine (PRC)

Key milestones in our recent history

2012	2013	2014
•  received approval of preliminary environmental impact assessment for Perama Hill
•  submitted environmental impact assessment for Perama Hill
•  completed acquisition of European Goldfields
•  de-listed CDIs from the ASX
•  received environmental permit for Certej
•  received preliminary environmental license for Tocantinzinho
•  amended our revolving credit facility to increase the amount to $375 million and extend the maturity date to November 23, 2016
•  completed offering of $600 million principal amount of 6.125% senior unsecured notes

•  announced the acquisition of the outstanding shares of Glory Resources Limited that were not already owned by Eldorado for a consideration of $A30.5 million. Glory owns the high grade Sapes project in Thrace, Greece

•  completed the acquisition of Glory Resources, which holds the Sapes project in Greece
•  announced acquisition by CDH Investments of an indirect 20% interest in the Eastern Dragon Project, China
•  published a Preliminary Feasibility Study on Certej project in Romania
•  received the EIA expansion permit to expand Kisladag mine production
•  placed Vila Nova Iron Ore project in Brazil on care and maintenance at the end of the year due to low iron ore prices

Corporate

Senior Credit Facility
On October 12, 2011, we entered into a $280 million revolving credit facility maturing October 12, 2015, with a syndicate of five lenders. The credit facility (Senior Credit Facility) was amended and restated as of November 23, 2012, with a syndicate of five lenders and subsequently amended by the first amendment made April 30, 2013. The principal amount of the credit facility was increased by $95 million to $375 million and the maturity was extended from October 12, 2015 to November 23, 2016. The credit facility is secured by the shares of SG Resources B.V. (SG) and Tuprag Metal Madencilik Sanayi ve Ticaret AS (Tuprag), wholly owned subsidiaries of the Company, which hold our assets in Turkey. Loan interest is set at the Canadian Prime Rate, Base Rate or LIBOR Rate, in each case plus the applicable margin, which margin is dependent on the leverage ratio as defined. The credit facility contains covenants that restrict, among other things, the ability of the Company and its material subsidiaries to incur unsecured indebtedness exceeding $850 million, incur secured indebtedness exceeding $200 million except in compliance with certain conditions, make distributions except in compliance with certain conditions, sell material assets and carry on a business other than one related to mining. Significant financial covenants limit us to a maximum debt to Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA) ratio of 3.5:1 and a minimum EBITDA to interest ratio of 3:1.

The senior credit facility is intended to be used for growth opportunities and for general corporate purposes. No amounts were drawn down under the senior credit facility as at December 31, 2014.

Acquisition of European Goldfields Limited (European Goldfields)
On February 24, 2012, we completed a Plan of Arrangement (EG Arrangement) with European Goldfields.

Under the terms of the EG Arrangement, we:

- acquired all of the issued and outstanding shares of European Goldfields;
- paid 0.85 Shares and Cdn$0.0001 cash for each European Goldfields share;
- exchanged outstanding options of European Goldfields for options of Eldorado to acquire Shares, adjusted with reference to the 0.85 exchange ratio and otherwise subject to the same terms and conditions as the original European Goldfields options; and
- issued a total of 157,959,316 Shares to former European Goldfields shareholders.

Following the EG Arrangement, we amalgamated European Goldfields with Eldorado Gold Yukon Corp. We subsequently continued the amalgamated company to British Columbia under the name Eldorado Gold (B.C.) Corp.

Under the EG Arrangement, holders of European Goldfields deferred phantom units (DPUs) under European Goldfields deferred phantom unit plan (EU DPU Plan) that elected to receive European Goldfields DPU Election consideration (as defined in the EG arrangement) received 0.85 of a Share for each DPU as satisfaction for any payment entitlements on the applicable Separation Date (as defined in the EU DPU Plan).

The Business Acquisition Report was filed on May 4, 2012 and is available on SEDAR under Eldorado Gold's name at www.sedar.com and EDGAR at www.sec.gov.

The acquisition gave us ownership in four properties:

Stratoni	95%
Skouries	95%
Olympias	95%
Certej	80%

Offering of $600 million principal amount of Senior Unsecured Notes
On December 13, 2012, Eldorado completed an offering of $600 million aggregate principal amount of 6.125% senior unsecured notes (notes). The notes mature on December 15, 2020 and are guaranteed on a senior unsecured basis by Eldorado's wholly-owned subsidiaries SG and Tuprag and will be guaranteed by each of the Company's wholly-owned subsidiaries that become a borrower or guarantor under debt facilities of the Company, subject to certain exceptions. The net proceeds from the note offering will be used for general corporate purposes. See the sections entitled *Senior Unsecured Notes* and *Indenture*, below, for further information with respect to the offering.

Acquisition of Glory Resources Limited
On October 30, 2013, we announced the acquisition of Glory Resources Limited (Glory). Pursuant to a friendly takeover bid which closed on February 21, 2014 we completed compulsory acquisition procedures on March 14, 2014 to acquire the remaining securities.

Pursuant to the Glory takeover bid and compulsory acquisition, we:

- acquired all of the issued and outstanding shares of Glory; and
- paid $A 0.17 cash for each Glory share.

The acquisition gives us ownership in one gold and copper property:
Sapes – 100%

Partnering with CDH Investments on Eastern Dragon Project
During 2014, Eldorado sold a 21.05% interest in Sino Gold Tenya (HK) Ltd, which in turn owns an indirect 95% interest in the Eastern Dragon project, to CDH for cash consideration of US$40M. CDH is a leading Chinese private equity firm. This transaction reduced Eldorado's ownership of the Eastern Dragon project to 75%, with CDH owning 20% and the local Chinese partner holding 5%.

About our business

Eldorado is one of the world’s lowest cost gold producers, with new mines, robust margins and a strong balance sheet. Our international expertise in mining, finance and project development places us in a strong position to grow in value and deliver strong returns for our shareholders as we create and pursue new opportunities.

We are focused on building a successful and profitable, intermediate gold company.  Our strategy is to actively pursue growth opportunities by discovering deposits through grassroots exploration and acquiring advanced exploration, development or low-cost production assets with a focus on the regions where we already have a presence.

Industry factors that affect our results

Gold market and price

Gold is used mainly for product fabrication and investment. It is traded on international markets. The London AM price fixing for gold on December 31, 2014 was $US1,199.25 per ounce.

Foreign currency exposure

All of our revenues from gold sales are denominated in US dollars, while the majority of our operating costs are denominated in the local currencies of the countries we operate in. We monitor the economic environment, including foreign exchange rates, in these countries on an ongoing basis.

The table below shows the foreign exchange (gains)/losses recorded in the last three financial years:

As at December 31
2014	$7,176,000
2013	$6,799,000
2012	($2,780,000)

Gold hedging

We monitor and consider the use of a variety of hedging techniques to mitigate the impact of downturns in the gold market.

As of the date of this AIF, we do not have any long term gold or currency hedges. Our future hedging activities will depend on an ongoing assessment of the gold market, our hedging strategy, financing restrictions and other factors.

An overview of our business

Exploration
Our exploration programs include mine site drilling, advanced stage projects and grassroots programs. Our exploration programs are focused in the countries in which we operate, Brazil, China, Greece, Romania, and Turkey, and are conducted through our regional exploration offices.

Our exploration and business development teams actively pursue new early-stage project opportunities both within our focus jurisdictions and new regions.

Mining and milling
Ore and waste are removed from deposits by underground and open pit mining methods. The ore is then treated to extract metals. The waste is placed on an engineered dump for subsequent rehabilitation and reclamation or placed back underground as engineered backfill.

The ore is treated using different methods depending on its metallurgy and grade. This may include heap leaching, crushing, milling, flotation, roasting, bacterial leaching and carbon-in-leach (CIL) methods for gold extraction.  Flotation concentrates are also produced for sale.

Refining and sales
The gold doré produced at Kisladag is refined to market delivery standards at gold refineries in Turkey and sold at the spot price on the Istanbul Gold Exchange.

Sales of gold doré from our Chinese operations are controlled by the Chinese government and sold to a variety of local refineries.  The prices received for the doré are based on spot price at the Shanghai Gold Exchange.  There is no assurance that these prices will continue to reflect international market prices.

Iron ore is sold on the spot market to Chinese or European interests through various agents.

Contracts are also in place for the sale of concentrates in Greece and Turkey.

These include gold concentrates from Efemcukuru and Olympias as well as lead / silver and zinc concentrates from Stratoni in Greece. These concentrates are sold under contract and are paid for at prevailing spot prices for the contained metals.

Except as otherwise noted, Norman Pitcher, P. Geo., our President, is the Qualified Person under NI 43-101 responsible for preparing or supervising the preparation of, or approving the scientific or technical information contained in this AIF for all the properties described here and for verifying the technical data disclosed in this document relating to Kisladag, Efemcukuru, Jinfeng, Olympias and Skouries.

Production and costs1
				2014
	2014	2013	change	First quarter	Second quarter	Third quarter	Fourth quarter
Total
Gold ounces produced (including gold from tailings retreatment at Olympias)	789,224	721,201	68,023	196,523	200,551	192,578	199,572
Cash operating costs ($ per ounce)	500	494	6	519	489	488	505
Total cash cost ($ per ounce)	557	551	6	577	549	543	551
All in sustaining cost ($ per ounce)	779	N/A	N/A
Realized price ($ per ounce sold)	1,266	1,407	(141)	1,299	1,299	1,274	1,199
Kisladag
Gold ounces produced	311,233	306,182	5,051	67,075	76,980	78,030	89,148
Tonnes to pad	15,501,790	13,296,621	2,205,169	3,856,882	3,127,844	3,829,444	4,687,619
Grade (grams per tonne)	1.01	1.12	(0.11)	0.73	1.11	1.28	0.96
Cash operating costs ($ per ounce)	443	338	105	456	443	411	464
Total cash cost ($ per ounce)	461	358	103	473	466	427	581
Efemcukuru
Gold ounces produced	98,829	90,818	8,011	26,969	25,034	26,838	19,988
Tonnes milled	436,852	413,513	23,339	106,501	110,706	106,942	112,703
Grade (grams per tonne)	8.34	8.87	(0.53)	8.56	7.99	9.08	7.77
Cash operating costs ($ per ounce)	573	580	(7)	526	552	547	674
Total cash cost ($ per ounce)	595	604	(9)	547	576	564	1,023
Tanjianshan
Gold ounces produced	107,614	101,451	6,163	28,379	25,790	25,387	28,058
Tonnes milled	1,045,440	1,064,058	(18,618)	263,609	278,226	281,862	221,741
Grade (grams per tonne)	3.69	3.47	0.22	3.44	3.30	3.50	4.73
Cash operating costs ($ per ounce)	389	415	(26)	422	391	381	359
Total cash cost ($ per ounce)	559	601	(42)	592	570	563	643
Jinfeng
Gold ounces produced	168,503	123,246	45,257	41,295	45,568	39,421	42,219
Tonnes milled	1,470,824	1,412,548	58,276	364,987	371,971	353,048	380,818
Grade (grams per tonne)	3.99	3.24	0.75	4.00	4.17	3.86	3.92
Cash operating costs ($ per ounce)	575	736	(161)	626	540	609	531
Total cash cost ($ per ounce)	658	823	(165)	709	622	693	907
White Mountain
Gold ounces produced	85,308	73,060	12,248	26,473	21,000	18,130	19,705
Tonnes milled	850,782	810,389	40,393	200,682	213,741	218,500	217,859
Grade (grams per tonne)	3.47	3.39	0.8	4.13	3.56	2.79	3.45
Cash operating costs ($ per ounce)	617	705	(88)	607	583	648	638
Total cash cost ($ per ounce)	657	745	(88)	646	623	691	938

				2014
	2014	2013	Change	First quarter	Second quarter	Third quarter	Fourth quarter
Olympias
Gold ounces produced from tailings retreatment	17,737	26,444	(8,707)	6,332	6,179	4,772	454
Tailings retreated (tonnes)	625,345	552,557	72,788	144,522	168,013	137,566	175,244
Grade (grams per tonne)	2.70	3.32	(0.62)	3.08	2.84	2.69	2.28
Stratoni
Lead/zinc concentrate tonnes sold	57,719	59,534	(1,815)	16,717	12,989	15,884	12,129
Cash operating costs ($ per tonne)	714	757	(43)	622	735	737	790
Vila Nova
Iron ore tonnes sold	524,645	470,140	54,505	217,382	87,518	135,093	84,652
Cash operating costs ($ per tonne sold)	55	63	(8)	60	69	60	33

•	We calculate cash operating costs according to the Gold Institute Standard.
•	Total cash cost is cash operating costs plus royalties, production taxes and off-site administration costs.
•	Cash operating costs and total cash cost and all-in sustaining costs are non-IFRS measures. See page 11 of the MD&A for more information.
•
All-in sustaining costs are calculated by taking total cash costs and adding sustaining capital expenditure, corporate administrative expenses, exploration and evaluation costs, and reclamation cost accretion. Eldorado Gold began reporting All-in sustaining costs in 2014.

How we measure our costs

The following are non-IFRS measures, which we believe provides a better indication of our cash flow from operations and may be meaningful in evaluating our past performance or future prospects. It is not meant to be a substitute for cash flow from operations (or operating activities), which we calculate according to IFRS.

Since there is no standard method for calculating non-IFRS measures, they are not a reliable way to compare us against other companies. Non-IFRS measures should be used with other performance measures prepared in accordance with IFRS.

Costs are calculated using the standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products of leading North American gold producers.

The Gold Institute stopped operating in 2002, but its standard is still widely used in North America to report cash costs of production. Adoption of the standard is voluntary, so you may not be able to compare the costs reported here to those reported by other companies.

Cash operating costs (C1)
Cash operating costs include the costs of operating the site, including mining, processing and administration. They do not include royalties and production taxes, amortization, reclamation costs, financing costs or capital development (initial and sustaining) or exploration costs.

Cash operating costs are divided by ounces sold to arrive at cash operating cost per ounce of production.

Total cash cost
Total cash cost is cash operating costs, plus royalties and production taxes and off-site administration costs.

All-in sustaining cash cost
Effective January 1, 2014, we adopted an all-in sustaining cost performance measure. All-in sustaining costs are calculated by taking total cash costs and adding sustaining capital expenditure, corporate administrative expenses, exploration and evaluation costs, and reclamation cost accretion.

Sustaining Capital
Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at our projects and certain expenditures at our operating sites which are deemed expansionary in nature. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included. We believe that this measure represents the total costs of producing gold from current operations and provides us and our stakeholders with additional information of our operational performance and ability to generate cash flows. We report this measure on a gold ounces sold basis.

Cash flow from operations before changes in non-cash working capital
We use cash flow from operations (or operating activities) before changes in non-cash working capital to supplement our consolidated financial statements, and calculate it by not including the period to period movement of non-cash working capital items, like accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities.

Corporate Responsibility
For us, being a responsible corporate citizen means protecting the environment, providing a safe workplace for our employees and contractors, and investing in infrastructure, economic development and health and education in the communities where we operate so that we can enhance the lives of those who work and live there beyond the life of the mine.

Over the past two decades, we have operated mines in Mexico, Brazil, Turkey, Greece and China. We continue to grow our operations in Turkey, China, Brazil, Greece and Romania. We are proud of our record of implementing industry best practices that minimize environmental impacts while maximizing social and economic benefits.

Employees

At the end of 2014, we employed 7,287 employees directly and through contractors worldwide, with the majority of employees residing in local communities near our operations. We invest in education programs and we partner with local communities to create new opportunities for economic development.

We have hourly workers, contractors and permanent employees in eight countries. We also engage a number of contractors to work on specific projects. The table shows the number of personnel working at our operations by country at December 31, 2014.

Turkey	1,910
China	2,868
Brazil	249
Greece	2,003
Canada	46
Romania	203
Barbados	3
Netherlands	5
Total	7,287

Most of our employees are unionized. The labour agreement at Kisladag and Efemcukuru is valid for a three-year term and was renewed on March 15, 2013. 72.8% of our Greek employees are unionized. Union membership at Tanjianshan is voluntary, most hourly workers are using individual Bargaining Agreements. Collective Bargaining agreements are in force for all our operations. We consider employee relations to be good at all of our operations.

Operational Responsibility

Exploration
During exploration, while we conduct geological surveys, drilling and sampling to determine the existence and location of an ore deposit, we engage directly with local community members to identify their key social and environmental concerns and to better understand the needs of the community and their concerns.

Development
During the development stage, we complete feasibility studies that outline the economics, optimal mining methods and mineral recovery processes for the project, including environmental and closure considerations. We conduct extensive environmental testing and studies to establish baseline data and characteristics for air, water, soil and biodiversity. All this information becomes part of the Environmental Impact Assessment (EIA) that we file with the appropriate authorities. These are also available to the public. The environmental permitting process provides ample opportunity for consultation with the community to enable community reviews, input and commentary.

We also begin infrastructure development initiatives that include improving roads, building sewage systems and drilling water wells, according to the needs of the communities.

Construction and training
We make it a priority to hire local residents, training and instructing all employees and contractors in the best environmental, health and safety practices, procedures and controls. Based on our dialogue with the local community, we identify gaps in skills, provide on-the-job training and work with local technical schools and universities as required to enhance their mining-specific programs to help local residents increase their prospects of employment and provide a pool of trained workers for the Company.

Mining and processing

All our mining operations are expected to comply with the more stringent of local or international environmental standards. We implement the practices described in our EIA to mitigate any potential environmental impact throughout the entire mine life cycle.

Consultation with local communities continues throughout the mining and processing cycle. As part of our commitment to protecting the environment, we maintain extensive environmental monitoring programs, the results of which are shared with relevant government agencies. Independent government and academic groups also regularly audit our operations to determine whether each site is within environmental limits. We regularly monitor the quality of air, water (surface and ground) and soil. Noise, blast vibration and dust levels are also regularly monitored both on the mine site and in any surrounding villages that may be impacted. We are sensitive to our potential effects on the local communities and have robust programs to mitigate any such effects. We also implement programs to preserve biodiversity at and near our operations. All types of waste, including hazardous wastes, are stored and disposed of with consideration for their potential environmental impacts.

Water quality is strictly controlled across all of our sites. We recycle as much water as is possible. Process tailings are discharged into specially constructed storage facilities which are lined if required, and water from tailings is recycled through the process or, if being discharged, treated and tested to meet regulated limits before release. Measures are also in place to safeguard our tailings storage areas in the case of heavier than usual rainfall.

Remediation is an ongoing process and undertaken concurrently with operations. Topsoil from mining and construction areas is stored for later reclamation use. We also investigate different plant, shrub and tree species suitable for local propagation in studies that are typically done in onsite greenhouses. Plots that are released from the mining areas are then re-vegetated concurrently to operations in other locations.

To provide a healthy and safe work environment, our employees are trained on an ongoing basis. These training programs are designed to minimize accidents and occupational illnesses.

We employ 7,287 employees and contractors worldwide, the majority of whom are from the local communities near our operations. Less than 1% of our employees at the operation and project level are expatriates. We pay locally competitive salaries and benefits to our employees and contractors.

Since the life of any mine is limited, we encourage and work with local communities to create new opportunities for economic development in sustainable areas. For example, we have supported the creation of local companies such as a vineyard at Efemcukuru, a plant nursery at Olympias, an organic agricultural company at White Mountain, and brick factories at White Mountain and Jinfeng. This ultimately benefits local communities and helps to provide opportunity for all local people, including those not directly associated with mining operations, beyond the life of the mine.

Reclamation and closure

Prior to and throughout a mine's operation, we conduct research to establish best reclamation practices. These reclamation activities are concurrent with mine operations to the extent possible. Financial provision is made for closure costs.

Once a mine is no longer profitable to operate, we close the mine site and conduct further reclamation activities as required in our environmental impact assessment so that the environment can successfully transition to a productive ecosystem. For example, at Kisladag, cover system designs for capping the leach pad and rock dumps have been studied and are implemented as work is completed on those areas.

We have an excellent record on mining closure and reclamation. In October 2000, we were the first company to receive a final full regulatory environmental release from the Mexican government for reclamation activities at our La Trinidad mine near Rosario, Mexico. The former mine became a lake capable of supporting aquatic animals including fish.

Health and Safety Policy

In 2011, Eldorado Gold implemented a health and safety policy. The health and safety of our employees and local stakeholders is the number one priority of Eldorado Gold. We are committed to providing our employees with both a safe working environment and the skills necessary to perform their tasks in a safe manner.

To achieve these goals, Eldorado Gold:

•	promotes safety as a core value within all levels of the organization;
•	provides appropriate safety and job training to all employees so that the risks associated with any task are understood and mitigated;
•	complies with all applicable health and safety regulations and international best practices;
•	sets up effective safety management systems at all mine sites so that health and safety goals can be set and results measured and evaluated; and
•	promotes a health and safety culture where all employees and contractors understand and take responsibility for their own safety and that of their fellow workers.

This policy is placed on notice boards at all of our operations as well as available on Eldorado Gold’s website. Eldorado Gold also has a sustainability committee comprising selected members of the board of directors. Their task is to oversee and monitor the environmental, health, safety, community relations, security and other sustainability policies, practices, programs and performance of the Company.

LTI Performance

We work to maintain a good safety record by investing in environmental, health and safety training at our operations, and measure our results by tracking the numbers of lost-time incidents (LTI), and their frequency per million man hours (LTIFR). This year we continued to assimilate our Greek operations and continued programs to improve safety across all of our operations. Our LTIFR at our Greek operations were higher than our average. This is partly a function of early stage construction work at two of the projects and a high proportion of local contract workers. We continue to train our workers and stress the importance of safety at our operations as one of our primary values, in order to reduce or eliminate LTI’s. We hold contractors working for Eldorado to the same high standards as our employees and all our safety reporting herein combines employees and contractors.

The table below shows our LTI performance for 2014 for employees and contractors of Eldorado.

		Total hours worked	Lost-time incidents (LTI)	Lost-time incident frequency rate (LTIFR)
Turkey	Kisladag	2,512,172	4	1.59
	Efemcukuru	1,465,271	3	2.05
China	Tanjianshan	1,626,488	0	0.00
	Jinfeng	3,527,070	4	1.13
	White Mountain	2,288,412	1	0.44
	Eastern Dragon	43,919	0	0.00
Brazil	Vila Nova	845,100	1	1.18
	Tocantinzinho	86,120	0	0.00
Greece	Stratoni	880,350	4	4.54
	Olympias	1,344,193	3	2.23
	Skouries	1,052,528	3	2.85
	Perama Hill	37,954	0	0.00

Romania	Certej	272,145	0	0.00
Total		15,981,722	23	1.44

We had an overall LTIFR of 1.44 this year, a 22% decrease from 2013 and which compares favourably with industry benchmarks in Canada and Australia. We did not have any fatal accidents at our operations in 2014. Tanjianshan, Eastern Dragon, Tocantinzinho, Perama Hill and Certej employees and contractors all completed a full year without any lost-time incidents.

As part of our commitment to a safe workplace, we align our safety management systems with best practice frameworks. OHSAS 18001 is a best quality standard for occupational health and safety management systems. Hellas Gold’s Occupational Health & Safety Management system was recertified in November 2012. Efemcukuru achieved OHSAS 18001 certification in July 2013.

For further information on our safety initiatives please visit the “Responsibility” section of our website.

Environmental Policy

All of our projects and operations are expected to comply with local and international environmental standards. We implement best practices described in our environmental impact assessment and feasibility studies to maintain compliance.

In 2011, Eldorado Gold implemented an environmental policy which states that the Company and its subsidiaries are committed to protecting all aspects of the natural environment of the areas in which we work. This policy also applies to any contractors working on or for any of our projects or operations. This is a core value of Eldorado Gold and applies to all elements of the mining cycle including exploration, development, operation and closure.

To address this protection, Eldorado Gold, to the extent possible:

•	complies with all applicable environmental regulations and international best practices;
•	shares environmental performance with local communities, government agencies and stakeholders;
•	provides the necessary training, equipment and systems to our employees and contractors to address the protection of the environment and the most efficient use of non-renewable resources;
•	designs and operates facilities that are based on the efficient and economic use of energy and materials and the protection of the environment; and
•	identifies, evaluates, manages and audits scientifically the potential impact of our projects from inception through to closure.

This policy is placed on notice boards at all of our operations and on Eldorado Gold’s website at www.eldoradogold.com. Eldorado’s properties are routinely inspected by regulatory staff along with local community representatives to determine that the properties are in compliance with applicable laws and regulations as well as the company’s Environmental Policy and standards. Eldorado also has closure plans for all of its operations. This allows us to properly estimate for the costs associated with implementing the required closure provisions.

ISO 14001 is an international standard for best practice in environmental management systems. Kisladag was certified on October 23, 2012. Efemcukuru was certified in July 2013. Our Greek operations under our subsidiary, Hellas Gold, were certified in September 2014 for all activities (exploration, construction, mining, beneficiation and waste management) at these sites.

International Cyanide Management Code (Cyanide Code)

The Cyanide Code is an industry voluntary program for gold mining companies. It focuses exclusively on the safe management of cyanide including cyanide present in mill tailings and leach solutions. Companies that adopt the Cyanide Code must have their mining operations that use cyanide to recover gold audited by an independent third party to determine the status of Cyanide Code implementation. Those operations that meet the Cyanide Code requirements can be certified. A unique trademark symbol can then be utilized by the certified operation. Audit results are made public to inform stakeholders of the status of cyanide management practices at the certified operation.

The objective of the Cyanide Code is to improve the management of cyanide used in gold mining and assist in the protection of human health and the reduction of environmental impacts. Eldorado Gold became a signatory to the Cyanide Code in 2012 and has nominated all of its operations that use cyanide for the extraction of gold. While there are issues in certain jurisdictions with regard to the legal requirements involved in purchasing and using cyanide, Eldorado Gold will require that as a minimum, all of its operations are working to best practices with regard to cyanide and will encourage our suppliers and transporters to join us in becoming signatories also.

Kisladag received Cyanide Code certification in December 2013. Jinfeng completed an audit in November 2014 and received certification in February 2015, making Jinfeng the first gold mine in China to achieve full compliance. Our remaining operations that use cyanide have three years from Eldorado Gold becoming a signatory to become compliant by completing a third-party audit. Tanjianshan and White Mountain are working to meet Cyanide Code requirements at site level in 2015.

CDP

The CDP (formerly Carbon Disclosure Project) is an independent not-for-profit organization aiming to create a lasting relationship between shareholders and corporations regarding the implications for shareholder value and commercial operations presented by climate change. Eldorado Gold submitted its first report in 2012. Eldorado continues to report on an annual basis. The data initially presented will form a baseline for future reports.

Sustainability Report

As part of our continued move to enhance corporate responsibility disclosure and transparency, Eldorado Gold began publishing Sustainability Reports in 2012, and intends to continue to publish this report on an annual basis. The Sustainability Report complies with the Global Reporting Initiative (GRI) fourth-generation (G4) guidelines. The GRI is a generally accepted framework for reporting on an organization’s economic, environmental and social performance. The GRI Reporting Framework contains general and sector-specific content for reporting an organization’s sustainability performance.

The 2014 Sustainability Report is available on Eldorado Gold’s website at www.Eldoradogold.com/responsibility

MATERIAL PROPERTIES

Kisladag
Material property under NI 43-101

location	Usak Province, Turkey
ownership	100% through Tuprag Metal Madencilik Sanayi ve Ticaret SA (Tuprag), an indirect wholly owned subsidiary of Eldorado Gold
type of mine	open pit
metal	gold
in situ gold as of December 31, 2014*
proven and probable reserves: 8.09 million ounces
grade: 0.69 grams per tonne (g/t)

measured and indicated resources: 10.43 million ounces
grade: 0.62 g/t

inferred resources: 4.92 million ounces
grade: 0.40 g/t

average annual production	280,000 ounces average over remaining life of mine (LOM)
expected mine life	19 years, based on mining of 20 Mtpa from 2018 onwards on completion of the 20 Mtpa crusher expansion during 2018
employees	1,107 (including 356 contractors)
* Mineral reserves are included in the total of mineral resources.

History

1997	Identified ore body and began in-depth exploration
2003
Completed the feasibility study in March

Environmental impact assessment study (Kisladag EIA) submitted

Received environmental positive certificate
Increased the reserves and resources in March and September

2004	Received approvals for construction and the zoning plan in April Updated the feasibility study in May Received the construction permit in September and began site activities
2005	Began construction
2006	Poured the first doré in May Began commercial production in July
2007	Completed Phase II plant construction Commercial production interrupted in August
2008	Resumed commercial production in March

2009	Completed expansion of Phase II leach pad and installed large carbon columns in ADR plant
2011
Received approval of supplementary EIA for the expansion of mining to 12.5 Mtpa and completed Phase III expansion

Announced the intention to expand the process circuit to handle 25 Mtpa of crushed ore plus an additional capacity averaging about 8 Mtpa ROM ore

2013
Applied for a supplemental EIA to increase yearly ore extraction to 35Mtpa of ore. Announced the deferral of the plans to upgrade the treatment capacity from 12.5 Mtpa to 25 Mtpa crushed and 8 Mtpa ROM ore

2014
Received approval of supplementary EIA for the expansion of the operation to 35 Mtpa.

Announced revised expansion of the operation to 20 Mtpa

Announced the deferral of the expansion project due to corporate cashflow considerations; expansion within the next four years

Licenses, permits, royalties and taxes

We currently have the required licenses and permits to support our mining operations.

Surface rights
Operating license, IR 7302, covers 15,717 hectares, expires May 10, 2032.  The area is at approximate Latitude 29° 9’ and Longitude 38°29’.

The license can be extended if production is still ongoing at the end of the license period.

Under Turkish law, we have the right to explore and develop mineral resources in the license area as long as we continue to pay fees and taxes.

Tuprag has acquired the necessary surface rights to operate the mine at the 12.5 Mtpa production rate or an expanded rate if required. The Company is now working on extending the surface rights with the receipt of the supplementary EIA to increase the mine life.

Permits
All permits have been received. Please see the technical report, dated March, 2010 for more information.

The Kisladag EIA was submitted to the Ministry of Environment and Urbanization in January 2003, and the environmental positive certificate was issued in June of that year. A supplementary Kisladag EIA to increase mine ore production to 12.5 Mtpa was subsequently approved in June, 2011.

The Kisladag EIA identified several socio-economic effects of mine development, and identified measures that can be used to avoid or minimize potential environmental impacts.

A new addendum to the Kisladag EIA was prepared and submitted in 2013 and approved in June 2014. This Kisladag EIA covers the Phase IV expansion allowing maximum total mine ore production of 35 Mtpa.

Royalties and Taxes
An annual royalty is paid to the Government of Turkey, calculated as 2% of the sale price of the gold produced during the year, less the associated cost of mineral processing, refining, transportation and depreciation. A new royalty calculation was recently introduced that uses a sliding scale for rates based on gold prices. At current budgeted gold price of $1,200 a 2% royalty is in effect.

The corporate income tax rate applicable to profits of Kisladag is currently 20%.

Costs and revenue

	2014	2015 – Forecast1
Production	311,233	230,000 – 245,000
Cost per ounce (C1)	$443	$600 to 650
Sustaining Capital2	$41.6M	$70M
1 See Production outlook, guidance and estimates and forward looking information on page 4 for more information

2 See page 14 for information on how sustaining capital is calculated

About the property

Kisladag is in a rural area in west-central Turkey, between the city of Izmir (180 km to the west on the Aegean coast) and Ankara (the capital city, 350 km to the northeast). The site is 35 km southwest of the city of Usak (population 173,000) near the village of Gumuskol. Kisladag sits approximately 1,000 metres above sea level in gently rolling hills.

A 5.3 km access road connects the site to the highway between Ulubey and Esme. Employees are mostly from the region. Supplies, services and employees access the site primarily from the city of Usak. The site is serviced by a water well field consisting of 5 water wells with a 13 km water pipeline, and a 25 km power transmission line. Contact water from the site is treated to discharge quality and used for various site purposes including processing. We also have the ability to discharge this treated water if the site water balance requires this.

Climate
The area has a temperate climate. The average annual rainfall of 493 mm, occurs mostly during the winter months. The operating season covers a full 12 months.

Geological setting
Kisladag is a porphyry gold deposit that formed beneath a coeval Miocene volcanic complex. At least four latite intrusive phases are recognised in the deposit, all of which are extensively altered. Alteration consists of a potassic core with potassium-feldspar, biotite, quartz and locally magnetite, outwardly overprinted by illite, kaolinite, quartz, and tourmaline. Remnants of a quartz-alunite lithocap are found near surface. The mineralized intrusions at Kisladag are enclosed within volcanic and volcaniclastic strata that overlie basement schist and gneiss of the Menderes Massif Core Complex. These strata dip outward from the deposit core, and display rapid facies changes from massive lavas and coarse poorly stratified units proximal to the porphyry centre, to finer well-stratified volcaniclastic strata that inter-finger with lacustrine sedimentary rocks in surrounding sedimentary basins.

There has been relatively little structural modification to the deposit and surrounding Tertiary rocks. Lithologic contacts are primarily intrusive or depositional, with no documented major fault offsets. The deposit and adjacent rocks do, however, contain a high density of joints and low-displacement brittle fractures. Most of these are only a few metres to a few tens of metres in length, and have negligible displacement.

Exploration and development

Tuprag discovered the Kisladag deposit in the late 1980’s during a regional grassroots exploration program focusing on Late Cretaceous to Tertiary volcanic centres in western Turkey. It selected the prospect area on the basis of Landsat-5 images that had been processed to enhance areas of clay and iron alteration, followed by regional stream sediment and soil sampling programs. Preliminary soil sampling programs identified a broad 50 ppb gold anomaly within a poorly exposed area now known to directly overlie the porphyry deposit. Early exploration of the deposit area included excavation of trenches to better characterize the soil anomaly, and ground geophysical surveys including IP-resistivity (IP), magnetic and radiometric surveys.

To date, there have been over 142,500 metres of diamond core and reverse circulation drilling at Kisladag. Most of this has focused on resource definition drilling of the known deposit and exploration drilling in nearby areas. We have completed detailed geological mapping of the deposit and surrounding region, and definition and modeling of alteration zonation in the deposit area.

Recent exploration work was limited to a regional airborne geophysical survey that included the Kisladag property as part of the survey grid. No new targets were identified within the license area.

Subsequent to commercial start up in 2006, Kisladag has successfully increased its reserves through various drilling programs.  This contributed to the decisions to increase the crushing capacity from an initial 5 Mtpa to 10 Mtpa and subsequently to 12.5 Mtpa.  In 2011, the Phase IV expansion to a crushing circuit of 25 Mtpa with additional run of mine leaching capacity of 8 Mtpa was announced.  In 2013, we announced the deferral of the Phase IV expansion as described above. We have subsequently upgraded the truck and shovel fleet to take advantage of the operating cost difference between diesel and electric power costs. In June 2014 we received EIA approval for the expansion of the open pit mine production to a maximum of 35Mtpa. In July 2014 we announced a revised Phase IV expansion that will improve the crushing circuit to 20 Mtpa.  This work was deferred at the end of 2014 due to corporate cashflow considerations. The 20 Mtpa expansion is expected to take place within the next four years.

Mineralization
Gold mineralization at Kisladag occurs within zones of sulphide and quartz stockworks, and disseminated to fracture controlled sulphides. Pyrite is the dominant sulphide mineral, averaging around 3% in the primary mineralized zone, with trace amounts of molybdenum, zinc, lead and copper. Highest gold grades occur, in multiphase quartz sulphide stockworks and zones of mottled to pervasive silicification.

Oxidation extends to a depth of 30 to 80 metres on the southern side of the deposit, and 20 to 50 metres on the northern side of the deposit. Limonite and goethite are the most abundant oxide minerals. There is no significant supergene enrichment within the oxidized zone.

Drilling
Exploration drilling was undertaken at Kisladag in several drilling campaigns between 1998 and 2012. Approximately 114,000 metres of diamond drilling and 28,500 metres of reverse circulation drilling have been completed. All diamond drilling was done with wire line core rigs of mostly HQ size (63.5mm core diameter). Drillers placed drill core into wooden core boxes, each holding about 4 metres of core. There has been no further exploration drilling since 2012.

Project geologists systematically collected geological and geotechnical data from the core, and photographed all core (wet) before sampling. Specific gravity measurements were obtained approximately every five metres.  The entire length of each core was cut in half with a diamond saw. One half was submitted for assay and one half retained for reference on site. Core recovery in the mineralized units was excellent, usually between 95% and 100%.

Sampling and analysis
Core samples are prepared at our preparation facility in Canakkale in north-western Turkey by inserting a Standard Reference Material (SRM), a duplicate and a blank sample into the sample stream at every eighth sample.

The samples are then shipped to ALS Chemex Analytical Laboratory (ALS) in North Vancouver. The samples are assayed for gold by 30 g fire assay with an atomic absorption finish, and for other elements using fusion digestion and Inductively-coupled plasma (ICP) analysis.

A review of the entire drill-hole database since production started in 2006 has been done, and checked against the original assay certificates and survey data. Any discrepancies have been corrected and incorporated into our resource database. The mined portions of the resource model have been reconciled to production and agreement was excellent.

In our opinion, the Kisladag deposit assay database is accurate and precise enough to estimate resources.

Technical report

The information about Kisladag in this AIF is partly derived from the scientific and technical data in the Kisladag technical report: Technical Report for Kisladag Gold Mine, Turkey.

Qualified persons: Stephen Juras, Ph.D., P.Geo., Richard Miller, P.Eng., and Paul Skayman, MAusIMM, all of Eldorado.

The report is dated March 15, 2010, and effective January 2010. It’s available under Eldorado Gold’s name on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Operations

Kisladag is a large tonnage, low grade operation. The ore is amenable to heap leach and, while recoveries are lower than they would be if conventional CIL was used, this is the most economic method for treatment of the ore.

The open pit is mined using a standard drill and blast, truck and shovel mining process. The current truck and shovel fleet will continue to be utilized through the fleet’s expected operating life. In addition, a fleet of larger trucks and loading equipment has been introduced to deal with increasing tonnage mined and haul distances as the pit gets deeper. This larger haulage equipment is equipped for electric operation to reduce operating costs.

The mine and the crusher operate 24 hours a day, seven days a week.

Ore is processed in a standard heap leach facility as follows:

•	crushing and screening in a three-stage plant;
•
transporting the crushed ore on overland conveyors, and placing it on the heap leach pad using a radial stacker. The heap leach pad has a two-part liner system consisting of a layer of compacted low permeability clay soil or geosynthetic membrane, and a 2 mm thick textured both sides  (for stability toe areas) and non-textured (for regular areas) low density polyethylene synthetic liner. High density polyethylene (HDPE) liner is also used where the membrane will be subjected to sunlight for an extended period. The current designed stack height is 60 metres, placed in 10 metre high lifts; and

•
leaching the crushed ore using a diluted cyanide solution applied by drip emitters recovering the gold in a carbon adsorption facility (ADR plant) that uses a standard Zadra process including pressure stripping, electrowinning and smelting.

The final product is a gold doré bar which can be processed to 99.999% purity in domestic or offshore refineries.

Unit costs are expected to increase as the pit deepens and waste rock dumps are located further away. We expect the unit cost for processing and annual cost for mine support to remain constant for the rest of the mine life, except in response to changes in costs that affect the entire gold mining industry, such as the cost of fuel and reagents, the cost of labor, currency exchange rates and inflation. The grade will also rise and fall compared to the reserve grade based on where we are within the mining cycle. The high grade core of the orebody is at a higher grade than the overall reserve, and when we have access to this material higher grades will be mined. Consequently, ounce production will vary based on head grade and cash operating cost will vary inversely with ounce production.

Litigation

Original EIA Litigation
Litigation by certain third parties was brought against the Turkish Ministry of the Environment and Urban Planning (former Ministry of Environment and Forests) in April 2004 in the Manisa Administrative Court. The parties were seeking to cancel the positive environmental certificate for Kisladag on the basis of alleged threats to the environment and deficiencies in the environmental impact assessment.  Tuprag was accepted as a co-defendant in the cases alongside the defendant ministry. In 2007, a lower administrative court ruled in our favour. The plaintiff appealed that decision and on July 19, 2007, the Sixth Department of Council of State ordered the mine to be shut down pending a decision on the case. We shut the mining operations down on August 18, 2007, except for activities approved by the Turkish authorities related to sound environmental practices. The mine remained closed for the rest of that year. On February 6, 2008, the Sixth Department of the High Administrative Court in Ankara, decided that the expert reports prepared for the Lower Administrative Court were not sufficient to make either a positive or negative decision on the merits of the case, and referred the matter for rehearing before the Lower Administrative Court. The matter was then referred to the Lower Administrative Court, which named an expert panel to review the environmental impact assessment and prepare a report. The temporary injunction automatically expired with this decision and Tuprag obtained the necessary permits from the Turkish government authorities and on March 6, 2008, the Kisladag Mine reopened and resumed production.

On October 13, 2010, the Lower Administrative Court issued a decision in the case that was unanimously in favour of the project. The plaintiff appealed the decision to the High Administrative Court in Ankara, where the file was reviewed. On December 7, 2011, the High Administrative Court issued its decision in favour of the project.  The plaintiff appealed to the court to reconsider its decision. On November 13, 2013, the High Administrative Court rejected the final appeal of the plaintiffs and the case was closed.

Revised EIA Litigation (for increasing production from 10 Mtpa to 12.5 Mtpa)
On September 12, 2011 certain third parties filed litigation against the revised Environmental Positive Certificate issued by the Ministry of Environment and Urban Planning. The case is being heard by the Manisa Administrative Court. A request for an immediate injunction has been rejected by the court and appeal of this decision was rejected by the District Appeals Court.  Tuprag has been accepted as a co-defendant next to the Ministry of Environment and Urban Planning. The court is currently in the process of selecting an expert committee to evaluate the file.

We are confident in both the methodology of the Kisladag EIA and Tuprag’s compliance with all procedural steps taken to obtain the Environmental Positive Certificate. We believe that we will successfully defend this litigation. If we do not succeed, our ability to operate Kisladag at a production rate of greater than 10 million tons of ore per year may be affected, which may adversely affect our production and revenue.

In addition to the litigation brought against Tuprag described above, Tuprag is, from time to time, involved in various claims, legal proceedings and complaints, including pertaining to our operating licenses and permits, arising in the normal course of business.  The Company and Tuprag cannot reasonably predict the likelihood or outcome of these actions.

For further description of all of our risks see pages 86 to 122.

Efemcukuru
Material property under NI 43-101

location	Izmir Province, Turkey
ownership	100% through Tuprag Metal Madencilik Sanayi ve Ticaret SA (Tuprag), an indirect wholly owned subsidiary of Eldorado Gold
type of mine	underground
metal	gold
in situ gold as of December 31, 2014*	proven and probable reserves: 1.02 million ounces grade: 7.23 g/t measured and indicated resources: 1.43 million ounces grade: 8.32 g/t inferred resources: 0.87 million ounces grade: 4.99 g/t
average annual production	85,000 ounces
expected mine life	11 years, based on 2014 proven and probable reserves
employees	742 (including 323 contractors)
* Mineral reserves are included in the total of mineral resources.

History

1992	Discovered the deposit while carrying out reconnaissance work in western Turkey
1997	Completed drilling program of the north, middle and south ore shoots, delineating the resource and hydrogeologically testing the vein structure and the hangingwall and footwall rocks
2004	Completed environmental impact assessment study
2005	Received positive environmental impact assessment certificate
2007	Released a positive feasibility study in August based on underground mining, milling the ore on site and treating the gold concentrate at Kisladag prepared by Wardrop Engineering Inc. (Wardrop)
2008	Wardrop completed positive feasibility study update in August Construction of the mine commenced
2009	Construction continued throughout 2009
2011	In June the mining and processing operations started In December commercial production started and treatment of the Efemcukuru concentrate commenced at the Kisladag concentrate treatment plant
2012	In September 2012, the Kisladag concentrate treatment plant was taken out of operation pending modifications to the circuit Commercial sales of concentrate to third parties started in November 2012
2013	Completed addendum to EIA increasing production capacity to a maximum of 600,000 metric tons per year
2014	Mine throughput increased to 435 ktpa. North Ore Shoot (NOS) capital development and associated infrastructure completed.

Licenses, permits, royalties and taxes

Surface rights
Operating license, IR 5419, covers 2,262 hectares and is centred around approximate latitude 26º59’ and 38º18’.

License can be extended if production is still ongoing at the end of the license period. IR 5419 expires on August 19, 2033

Under Turkish law, we have the right to explore and develop mineral resources in the license area as long as we continue to pay fees and taxes. The necessary surface rights have been obtained to operate the mine.

Permits
We currently have the required licenses and permits to support our mining operations.

The environmental impact assessment study (Efemcukuru EIA) was submitted to the Ministry of Environment and Urbanization in 2005, and the environmental positive certificate was issued in September of that year.

Subsequent to completion of the Efemcukuru EIA, a revision was approved in December 2012, allowing for a larger disturbance footprint and an increased mining production rate of 600,000 tonnes per annum.

Royalties and Taxes
An annual royalty is paid to the Government of Turkey, calculated as 2% of the sale price of the gold produced during the year, less the associated cost of mineral processing, refining, transportation and depreciation. A new royalty calculation was recently introduced that uses a sliding scale for rates based on gold prices. At current budgeted gold price of $1,200 a 2% royalty is in effect.

The corporate income tax rate applicable to profits of Efemcukuru is currently 20%.

Costs and revenue

	2014	2015 – Forecast1
Production	98,829 oz	90,000 – 100,000 oz
Cost per ounce (C1)	$ 573	$ 550 – 600
Sustaining Capital2	$ 25.6 million	$25.0 million
1 See Production outlook, guidance and estimates and forward looking information on page 4 for more information

2 See page 14 for information on how sustaining capital is calculated

About the property

Efemcukuru is in Izmir Province near the coast of western Turkey, about 30 km from Izmir, the provincial capital.  The site is centered approximately 1.5 km northeast of the village of Efemcukuru (population approximately 640). It sits approximately 580 to 720 metres above sea level in hilly terrain. Vegetation is mainly mature pine trees with sparse undergrowth covering the hillsides.

Economic activity in the area is a mixture of subsistence farming and grazing. We mainly access supplies and services from the city of Izmir. Several paved and unpaved roads connect the village with other local population centres.

Employees are mostly drawn from the local region.

Power is provided by a dedicated transmission line from the Urla substation approximately 23 km away. Mine infrastructure includes administration buildings, a concentrator, a filtration plant; tailings and waste rock impound areas.

Initial plans called for concentrate to be treated at Kisladag through a dedicated treatment plant. The treatment plant was subsequently decommissioned and all concentrate is now being sold to third parties.

Climate
The area has hot and dry summers and warm and rainy winters with limited snowfall. Temperatures range between 30ºC in summer and 0ºC in winter with an annual average of approximately 17ºC. Average annual precipitation is 720 mm. The operating season lasts a full 12 months.

Geological setting
Efemcukuru is an intermediate sulfidation epithermal gold deposit hosted within Upper Cretaceous phyllite and schist at the western end of the Izmir-Ankara Suture Zone in SW Turkey. The host rocks are locally silicified to hornfels and are cut by moderately N- to NE-dipping faults that are exploited by rhyolite dykes and epithermal veins.

Exploration and development

Exploration by Tuprag began in 1992, when company geologists recognized the exploration potential of the area while conducting reconnaissance work in western Turkey. Between 1992 and 1996, Tuprag conducted ground magnetic surveys, rock chip and soil sampling, geological mapping and a 6,000 metre diamond drilling program focusing primarily on the Kestane Beleni vein. This work identified high-grade gold mineralization in three separate zones: the south ore shoot, the middle ore shoot and the north ore shoot (NOS).

Infill drilling in 1997 and 1998 provided an initial resource estimate for the south and middle ore shoots, and a prefeasibility study was completed in 1999. Additional drilling programs from 2006 to 2010 with step-outs to deeper levels and along strike significantly increased the resource estimate and provided a base for calculating a resource estimate for the NOS. Drilling in 2011 and 2012 focused on a new zone along strike from the NOS, referred to as the northwest extension, on down-dip extensions to the south ore shoot, and on the nearby Kokarpinar vein.

The Kokarpinar vein is parallel to and east of the Kestane Beleni vein. We have drilled widely spaced exploration holes and obtained potentially economic grades from both surface samples and drillhole intercepts.

Soil and rock chip geochemical survey programs have been carried out as well as detailed geological mapping. The soil geochemistry surveys have identified several zones with multi-element anomalies. These anomalies are especially strong over the Kestane Beleni vein and the central part of the Kokarpinar vein.

In 2014, soil sampling was extended to cover the area west of the Kestane Beleni vein. New vein targets hosted in phyllite were identified in the Karabag and Dedebag areas as a result of this work. The veins are particularly anomalous in silver.  Drilling programs subsequently tested these targets and extensions of known mineralization on the Kokarpinar vein. A total of 4,483 metres have been drilled in the Kokarpinar vein in 2014 and 954 metres in the Dedebag area.

Mineralization
Two major veins host mineralization, Kestane Beleni and Kokarpinar, with the former containing the current reserves and most of the current resources. Vein mineralogy is variable but primarily consists of quartz, rhodonite (commonly replaced by rhodochrosite), adularia, and sulfide assemblages of pyrite, galena, chalcopyrite, and sphalerite. Spectacular, high grade banded crustiform-colloform textures characterize the veins in addition to multi-stage breccias that were likely the result of shallow-level boiling.

Most of the gold is very fine (3 to 30 microns), occurring as free grains in quartz and carbonate, and as inclusions in sulphide minerals. Lower grade mineralized stockworks occur peripheral to the ore shoots, and are most strongly developed in hangingwall rocks. Both veins strike northwesterly (320°-340°), dip 60°E to 70°E, and can be traced on surface for strike lengths of over a kilometre. The veins commonly have faults with post-mineral movement along either hangingwall or footwall contacts, or within the veins themselves.  The Kestane Beleni vein’s three ore shoots (south, middle and north) differ slightly in strike and dip orientation, but the vein and the fault zone is continuous between them.

Drilling
Drilling campaigns were conducted between 1992 and 1997, and from 2006 to 2014. To date,   283 core holes have been drilled totaling 116,000 metres, and 234 reverse-circulation holes totaling 31,500 metres. All diamond drilling was done with wire line core rigs of mostly HQ size (63.5mm). Drillers placed the core into wooden core boxes. Each box held about 4 metres of core.

Geological and geotechnical data was collected from the core, and the core was photographed (wet) before sampling. Core recovery in the mineralized units was very good. The core library is kept in storage facilities near the site.

Sampling and analysis
A five foot or ten foot single tube core barrel is used to collect samples. Sample intervals from 0.1 metres to 1.6 metres were selected by the geologist and marked in the core boxes. Individual samples were then cut using a diamond rock saw. After initial crushing, each sample was split to approximately one kilogram, and then pulverized and split again into two 200 g pulps. One of these was shipped to the analytical laboratory and the other, with the approximately one kilogram of reject material, was put into storage.

The core samples were prepared at our preparation facility in Canakkale in northwestern Turkey by inserting a SRM, a duplicate and a blank sample into the sample stream at every eighth sample. Pulp samples were shipped to ALS Chemex Analytical Laboratory in North Vancouver. These were assayed for gold by 30 g fire assay with an atomic absorption finish (with a gravimetric finish re-assay for samples returning initial values greater than  10 g/t), and for other elements using fusion digestion and ICP analysis.

The database used to estimate the December 2014 mineral resource was checked against the original source data. Survey and assay data were checked for discrepancies and corrected before entering them into the resource database. Newer data entered directly into the database were also periodically compared to original electronic certificates (assays), downhole measurements and collar survey data. In our opinion, the Efemcukuru deposit assay database is accurate and precise enough to estimate resources.

Technical report

The information about Efemcukuru in this AIF is partly based on the scientific and technical data in the Efemcukuru technical report: Technical Report on the Efemcukuru Project.

Qualified persons: Scott Cowie, BE (Mining), LLB, MAusIMM, Tetra Tech Australia Pty. Ltd. and Stephen Juras, Ph.D., P. Geo.

The report is dated September 17, 2007, effective August 1, 2007, and is available under Eldorado Gold’s name on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Operations

Efemcukuru is a high grade underground deposit with the gold occurring as free gold closely associated with sulphides. The ore is mined using conventional mechanized cut and fill along with some opportunity for longhole mining methods.

The ore is processed through milling and gravity circuits followed by flotation to produce a flotation concentrate and a gravity concentrate. The gravity concentrate is refined to doré on site. As part of our operating agreement, we were transporting the flotation concentrate to a treatment plant (KCTP) located at Kisladag, where it was being treated in a dedicated cyanide leach plant. In late 2012 and 2013, the flotation concentrate was being sold under contract to the spot market while the KCTP was under review to improve gold recoveries. A decision was taken late in 2013 to decommission the KCTP and continue to sell the product under contract to third parties.

The flotation tailings are filtered and either placed back underground as paste fill or placed in a lined dry stack tailings facility.

During 2014, Efemcukuru mined 434,000 tonnes of ore at 8.25 g/t gold and treated 437,000 tonnes of ore and recovered 108,000 ounces of gold in concentrate and gravity doré.

In 2014, 102,000 payable ounces of gold from concentrate and the gravity circuit combined were sold.

Litigation

Mineral license litigation:
On December 3, 2004, certain third parties filed litigation against the Ministry of Energy and Natural Resources. The parties were seeking to cancel the mineral license for Efemcukuru on the basis of an alleged threat to the water quality in the local catchment area. Tuprag was accepted as a co-defendant in the cases alongside the defendant ministry.

Turkey's Lower Administrative Court issued a negative decision, delaying the start of mining activities at Efemcukuru in December 2004. The High Administrative Court overturned the decision in December 2005, referred the case back to the Lower Administrative Court, and our mining license was re-issued.

The Lower Administrative Court formed a new expert committee to review the case. The majority of experts were in favour of the project and on June 15, 2007, the court ruled unanimously in favour of the project.

The decision was appealed to the High Administrative Court, and the decision was overturned on March 31, 2008. Tuprag appealed this decision. On March 10, 2009, the appeal was refused, and the case referred back to the Lower Administrative Court. The lower court formed a new expert committee to review the case and on June 2, 2011, the Court unanimously ruled in favour of the project. On September 6, 2012, the 8th department High Administrative Court confirmed the ruling of the Lower Administrative Court. The plaintiffs exercised their right to appeal to the 8th Department of the High Administrative Court to reconsider its decision. On November 28, 2013, the 8th department High Administrative Court re-confirmed its decision in favour of the validity of the license and the case was closed.

Environmental Positive Certificate litigation:
On January 26, 2009, the High Administrative Court delivered a positive decision in Tuprag’s favour in a case brought by certain third parties seeking to cancel the Environmental Positive Certificate for Efemcukuru issued by the Ministry of Environment and Urban Planning (former Ministry of Environment and Forests).  The unsuccessful litigants appealed this decision to the High Administrative Court requesting that its decision be reconsidered.  On November 12, 2013, the 14th Department of the High Administrative Court re-confirmed its decision in favour of the project and the case was closed.

On April 24, 2013, certain parties filed litigation against the Revised Environmental Certificate for Efemçukuru issued in December 2012 by the Ministry of Environment and Urban Planning.  The case is being heard by the 1st Administrative Court in Izmir. A request for an immediate injunction has been rejected by the court and the appeal of this decision was rejected by the Izmir District Appeals Court.  Tuprag has been accepted as a co-defendant next to the Ministry of Environment and Urban Planning. The court formed an expert committee to review the Revised Environmental Certificate and is now considering the report prepared by the experts.

We believe that we will successfully defend this litigation. If we do not succeed, our ability to operate Efemçukuru at a production rate of more than 250,000 tons of ore per year may be affected, which may adversely affect our production and revenue.

Operation Permit litigation:
On September 7, 2012, certain parties filed litigation against the Izmir Province Special Administration, seeking to cancel the Operation Permit for Efemcukuru on the basis that the Efemcukuru Mining License and the Environmental Positive Opinion are unlawful.  Tuprag has become a co-defendant in this case.

On September 20, 2013 the 3rd Administrative Court of Izmir rejected the claims of the defendants and ruled in favor of the validity of the Operation Permit. The plaintiffs exercised their right to appeal this decision to the High Administrative Court in Ankara. On June 23, 2014, the 8th Department of the High Administrative Court in Ankara confirmed the decision of 3rd Administrative Court of Izmir. The unsuccessful litigants exercised their right to appeal to the High Administrative Court requesting that it reconsider its decision. A decision on this appeal is pending.

We believe that we will successfully defend this litigation. If we do not succeed, our ability to operate Efemcukuru may be adversely affected, which may adversely affect our production and revenue.

Environmental License Litigation:
On September 12, 2012, certain third parties filed litigation against the Environmental License issued by the Ministry of Environment and Urban Planning. The case was heard by the 4th Administrative Court of Izmir.  On the September 17, 2014 the 4th Administrative Court of Izmir rejected the claims of the plaintiffs and ruled in favour of the Environmental License’s validity. The case is now under review at the 14th Department of the High Administrative Court in Ankara.

We believe that we will successfully defend this litigation.  If we do not succeed, our ability to operate Efemcukuru may be adversely affected, which may adversely affect our production and revenue.

In addition to the litigation brought against Tuprag described above, Tuprag is, from time to time, involved in various claims, legal proceedings and complaints, including pertaining to our operating and environmental licenses and permits, arising in the normal course of business.  The Company and Tuprag cannot reasonably predict the likelihood or outcome of these actions.

For further description of all of our risks see pages 86 to 122.

Jinfeng
Material property under NI 43-101

location	Guizhou Province, China
ownership
82%

through Sino Guizhou Jinfeng Mining Limited , an indirectly owned subsidiary of Eldorado Gold.

The remaining 18% of Sino Guizhou Jinfeng Mining Limited is owned by Guizhou Lannigou Gold Mine Limited pursuant to a joint venture agreement

type of mine	open pit, underground
metal	gold
in situ gold as of December 31, 2014*	proven and probable reserves: 2.02 million ounces grade: 3.81 g/t measured and indicated resources: 2.68 million ounces grade: 3.89 g/t inferred resources: 0.98 million ounces grade: 3.78 g/t
average annual production	125,000 ounces
expected mine life	14 years, based on current proven and probable reserves
employees	1,205 (including 375 contractors)
* Mineral reserves are included in the total of mineral resources

History

early 1980’s	No. 117 Team of Guizhou Metallurgical Design and Research Institute discovered Jinfeng
2001	Sino Gold Mining Limited (Sino Gold) entered into a joint venture with Guizhou Lannigou Gold Mine Limited
2002	Sino Gold carried out drilling to further delineate the resource, adding to the size of the deposit
2004	Feasibility study completed
2005	Development began
2007	Production began in May commercial production started in September
2008	Bio-Oxidation refractory ore treatment circuit (BIOX) fully commissioned
2009	Eldorado Gold acquired Sino Gold
2012	Updated NI 43-101 Technical Report

Licenses, permits, royalties and taxes

Surface rights
Projects consist of 2 exploration licenses and one mining license, controlled by the joint venture company:
• Lannigou, covers 5.94 km2, issued September 14, 2012, expired September 14, 2014.
• Anbao, covers 19.7 km2, issued November 3, 2012, expired November 3, 2014;
• The Lannigou and Anbao licenses are centred around 105º31’ east and 25º5’ north. The exploration licenses are uneven shapes with multiple individual reference points; and
• The exploration licenses are both under application for extension.

The existing licenses are sufficient for the current planned mine life.

Mining License
The Jinfeng Mining License no. 1000000510057, covers 1.2843 km2, issued May 2005, and expires May 2017. The license covers 750 metres above sea level to 250 metres below sea level. The ML is centred around 105º52’ east and 25º9’ north.

Permits
Gold operating permit, issued December 25, 2006, expires December 25, 2016. We currently have the required licenses and permits to support our mining operations.

Jinfeng’s environmental impact assessment report (Jinfeng EIA) was completed in July 2004 and approved by Guizhou Province Environmental Protection Bureau in September of that year (Jinfeng EIA). Guizhou Provincial Environmental Bureau issued the final environmental project approval in December 2008. The Jinfeng EIA identified a number of environmental risks and defined a number of measures to avoid or minimize potential environmental impacts.

Royalties & Taxes
Guizhou receives a royalty of 3% of the net sales revenue of the gold produced each year.

A royalty is payable to Biomin South Africa Pty Limited, a wholly-owned subsidiary of Gold Fields Limited, based on a dollar amount per ounce of gold produced in connection with the use of Biomin’s BIOX® Process.

We also pay an annual resource compensation fee of 6 RMB/g of gold produced to the province.

The corporate income tax rate applicable to Jinfeng is currently 25%.

Costs and revenue

	2014	2015 – Forecast1
Production	168,503	135,000 – 145,000 Oz
Cost per ounce (C1)	$US 575	$US 660 to 700
Sustaining Capital2	$US 16.0 M	$US 30.0 M
1 See Production outlook, guidance and estimates and forward looking information on page 4 for more information

2 See page 14 for information on how sustaining capital is calculated

About the property

Jinfeng is in Guizhou Province in southern China, 180 km southwest of Guiyang, the provincial capital, and 68 km southeast of Zhenfeng County centre, in the Qianxinan Prefecture.  There are three administrative villages in the Jinfeng area: Lannigou, Jinshan and Niluo. Populations range from 1,000 to 1,700 people. The nearest large population centre is Lannigou village, which is approximately 1.6 km from the mine and 1.9 km from the flotation tailings storage facility.

The mine is connected to the provincial highways by an 84 km sealed “Class 4” access road built and maintained by the provincial government. Water is pumped to the plant from the Luofan River through a 3 km pipeline. Electrical power is supplied by a 42 km long, 110kV electric power line from Zhenfeng, which is connected to the provincial electrical grid. A 22 km feeder line from Ceheng was added on April 25, 2009, to double the power supply feed. Jinfeng also has two tailings storage facilities, waste storage and a metallurgical plant onsite.

Climate
Guizhou Province is in the subtropical monsoon zone, which has a humid climate with hot summers and mild winters. The mine is designed to operate all year, although seasonal heavy rainfall may interrupt open-pit mining for several days per year. The average annual rainfall is 1,200 mm, which falls primarily from May to August. The temperature ranges between 6°C and 30°C, with a yearly average of 19°C.

Geological setting
Jinfeng is a sediment-hosted gold deposit with Carlin-like characteristics. The host rocks are Triassic in age and comprise a folded sequence of calcareous sandstone and mudstone. Folds and faults record at least two periods of superimposed NE-SW shortening that alternate with periods of extension.  Gold was introduced late in this deformation sequence.  The main ore controls are broad fault zones that cut earliest folds but were reactivated during later deformation events.

Exploration and development

The Jinfeng deposit was discovered by the Guizhou 117 Brigade in the early 1980s during follow-up of regional stream sediment surveys which identified strongly anomalous gold and arsenic values in the deposit area. Systematic subsequent exploration work included geological mapping, surface trenching, diamond drilling and excavation of a number of exploration adits.

After entering into a joint venture agreement with Guizhou Lannigou Gold Mine Limited in 2001, Sino Gold completed detailed infill drilling of the deposit and began reconnaissance exploration activities in the surrounding region. Current exploration activities are focused on extending the known underground resource by targeting the F3/F2, F6 and F7 mineralized fault zones through underground and surface drilling.

Mineralization
Gold mineralization is superimposed on the complexly deformed sedimentary sequence with most ore occurring in three fault zones, referred to as the F2, F3 and F6 faults.  Higher grades occur at fault intersections and within favourable lithologic units. The deposit has been defined for a strike length of over 1,200 metres and to a vertical depth of 1,100 metres, and individual mineralized zones are typically 10 to 50 metres wide.  Mineralization styles include carbonaceous breccia, fault gouge seams and styolitic shear veins, silicified wall rock, breccias and veins with illite-dolomite alteration, and quartz-dolomite-orpiment veins and stockwork. Gold occurs in arsenical rims on fine-grained pyrite-marcasite with late arsenopyrite and arsenic-antimony minerals.

Drilling
Data supporting the Jinfeng mineral resource is drawn from HQ and NQ diameter diamond drill holes drilled from surface locations and underground headings.

Since Sino Gold acquired the project in 2001, considerable infill drilling of the deposit and reconnaissance exploration drilling in the surrounding region have been conducted. Between 2001 and 2008, approximately 490 exploration drill holes, or 197,000 metres, were drilled to delineate the resource and to test additional targets on the property. Strong gold mineralization and intense alteration have been intercepted in drillholes at depths exceeding 1,000 metres.

Subsequent to Eldorado’s acquisition of Sino Gold, ongoing exploration drilling, beginning in 2010, has totalled 59,045 metres in 260 drill holes from underground platforms and 27,778 metres in 94 drill holes from surface sites.

Sampling and analysis
During drilling, drillers place the core into labeled plastic core trays at the drill rig, and mark them before they are brought to the core shed facilities. Geological and geotechnical data are collected from the core and transferred to the project drill database. Core recovery in the mineralized zones is very good, averaging 94%.  Sample intervals averaging 1.0 metre were selected by the geologist and marked in the core boxes. These were then sawn in half with a diamond saw. One half was submitted for assay and one half retained for reference on site. Sample intervals from underground preproduction holes were sampled in their entirety.

After initial crushing, the samples were pulverized to pass minus 200 mesh. A 200 gm split was set aside for analysis. Prior to analysis, quality control samples, a SRM, a duplicate sample and a blank sample were inserted into the sample stream at about every twenty-fifth sample.

Samples were analyzed by the Jinfeng mine laboratory using standard AAS-graphite furnace assaying after aqua regia digestion and hydrofluoric acid treatment to completely liberate all trace constituents from silicate mineral matrices, with approximately 5% to 10% of the samples sent to the ALS facility in Guangzhou for third party quality monitoring.

Monitoring of the control samples, using Jinfeng’s quality assurance and quality control program, and the third party laboratory results, showed all data were in control during the preparation and analytical processes.

Another form of verification is the reconciliation to production of mined portions of the resource model. Results to date have shown very good agreement between mined and milled production and the long-term mineral resource model.

In our opinion, these observations demonstrate that the data gathered and measured for the purposes of estimating the gold grades at the Jinfeng gold mine are verified and, the Jinfeng deposit assay database is accurate and precise enough to support mineral resource estimation.

Technical report

The information about Jinfeng in this AIF is partly based on the scientific and technical data in the Jinfeng technical report, Technical Report for Jinfeng Gold Mine, China.

Qualified persons: Stephen Juras, Ph. D., P.Geo, Paul Skayman, FAusIMM, Norm Pitcher, P.Geo, and Richard Miller, P.Eng., all of Eldorado.

The report is dated January 13, 2012 and effective March 15, 2011. It is available under Eldorado Gold’s name on SEDAR  (www.sedar.com) and EDGAR (www.sec.gov).

Operations

Jinfeng currently operates an open pit and an underground mine (where the ore is too deep to be economically mined by open pit methods). In 2015, it is planned that approximately 263,000 tonnes of ore from the open pit and 816,000 tonnes from the underground mine will be extracted. Concurrently, the open pit mine will mine 634,000 tonnes of waste and the underground mine will advance its capital developments in order to increase future production. Any shortfall in mill throughput capacity will be made up from existing stockpiles. Open Pit mining is scheduled to cease by the end of April 2015, with mining activity continuing solely from the underground operations

In the open pit mine, Jinfeng operates a standard truck and loader process for the open pit, blasting on 5 metre benches in the ore and on 10 metre benches for bulk waste. Mining ore and waste on 2.5 metre sub-benches has occurred since July 2010 to reduce mining dilution and ore loss, and to protect bench walls.

In the underground mine, Jinfeng uses a fully mechanized cut and fill method, with trackless mining equipment designed for areas that can be as narrow as 4 metres wide. Mined areas have been in the past backfilled with crushed waste, tailings and cement. As of August 2014, mined areas are backfilled with classified cemented process tailings.

The process plant is designed to optimize gold recovery and minimize the cost of production. The process includes primary crushing, SAG milling, ball milling, bulk flotation, thickening, BIOX® and neutralization, CIL, AARL elution and tailings detoxification and CIL tails filtration. Tailings from flotation and leaching are kept in separate storage facilities to prevent biocides from getting back into the process water circuit.

Jinfeng ore is refractory in nature, with most of the gold encapsulated in sulphide minerals, so the gold is not easily recovered using a conventional CIL circuit. The processing plant uses BIOX® technology, which oxidises the sulphide minerals using bacteria and exposes the gold before CIL processing. The process was selected as the most efficient oxidation and extraction method for this ore type. Roasting and pressure oxidation were also considered as alternative methods of treatment.

The plant capacity is 1.5 million tonnes of ore per year. In 2014, we processed 713,000 tonnes from the open pit and 745,000 tonnes from the underground. Recovery for 2014 was 86.8%. Budgeted recovery for 2015 is 86%.

We expect the unit cost for mining to increase as the percentage of production from the underground mine increases. We also expect that unit cost for processing and annual cost for mine support to remain constant for the rest of the mine life, except in response to changes in the costs of inputs that affect the entire gold mining industry including among other things: the cost of diesel fuel and reagents, the cost of labour, exchange rates and inflation and government fees.

The Chinese government plays a significant role in regulating the mining industry by instituting industrial policies. It also exercises significant control over the country’s economic growth by allocating resources, controlling foreign currency-denominated obligation, controlling foreign investment and provisions in its Foreign Investment Guidelines for Foreign Investment. China’s significant growth in the past 20 years has been uneven geographically and in different sectors of the economy, and the Chinese government has responded by implementing various measures to control the pace and location of economic growth. These measures could have a material adverse effect on our business, results of operations, financial condition and share price.

Companies with a foreign ownership component operating in China may be operating under a different framework than what is imposed on domestic Chinese companies. The Chinese government currently allows foreign investment in certain mining projects under central government guidelines, but any changes to the guidelines could have a material adverse effect on our results of operations at Jinfeng.

Litigation

There are currently no known material litigation matters or outstanding actions against Sino Guizhou Jinfeng Mining Limited relating to Jinfeng.

Sino Guizhou Jinfeng Mining Limited is, from time to time, involved in various claims, legal proceedings and complaints, including pertaining to our operating licenses and permits, arising in the normal course of business.  The Company and Sino Guizhou Jinfeng Mining Limited cannot reasonably predict the likelihood or outcome of these actions.

For further description of all of our risks see pages 86 to 122.

Olympias
Material property under NI 43-101

location	Halkidiki Peninsula, northern Greece
ownership	95% through Hellas Gold SA, an indirectly owned subsidiary of Eldorado Gold The remaining 5% of Hellas Gold SA is owned by Aktor Enterprises Limited (“Aktor”) pursuant to a shareholders agreement
type of mine	underground (plus reclamation of existing gold-bearing tailings)
metal	gold, silver, lead, zinc
in situ metals as of December 31, 2014*
proven and probable reserves – 4.21 million ounces Au at 7.56 g/t; 66.3 million ounces Ag at 128 g/t; 693,000 tonnes Pb at 4.3%; 921,000 tonnes Zn at 5.7%

proven reserves in tailings (included in proven and probable reserves (above): 134,000 ounces Au at 3.4 g/t measured and indicated resource - underground (incl. proven and probable reserves from above): 4.49  million ounces Au at 8.55 g/t; 70.7 million ounces Ag at 146 g/t; 742,000 tonnes Pb at 4.9%; 983,000 tonnes Zn at 6.5%

inferred resources: 1.06 million ounces Au at 8.34 g/t, 15.1 million ounces Ag at 118 g/t, 153,000 tonnes at 3.9% Pb, 171,000 tonnes Zn at 4.3%.

average annual production metals
tailings retreatment – phase 1 (2015 only):  26,500 ounces Au underground mine production - phase 2; 400,000 tonnes per annum, 70,000 ounces Au, 1.3 million ounces Ag, 14,000 tonnes Pb & Zn underground mine expansion – phase 3 900,000 tonnes per annum, 175,000 ounces Au, 2.7 million ounces Ag, 29,000 tonnes Pb, 36,000 tonnes Zn

expected mine life	25 years, based on 2014 mineral reserve estimate, and dependent on timing of conversion from phase 2 to phase 3
employees	596 (including 184 contractors)
* Mineral reserves are included in the total of mineral resources

History

historic times	Bulk of ores at Olympias above water table were extracted by 300 BC
1933	Shaft sunk to 74 metres depth with some drifting
1954	Owners commenced exploration; thin, discontinuous sulphide lenses encountered (and many ancient workings)
1965-66	Further drilling intersected 10 metres of lead-zinc mineralization 20 metres below the 1933 shaft
1970	Ownership transferred to Hellenic Fertilizer Company; ramp

was started and production commenced in West orebody
1974-84
Shaft was sunk to the -312 metre level; high grade mineralization of East orebody intersected; highly profitable mining using sub-level caving; eventual transition to less profitable drift-and-fill mining due to excessive dilution, ground subsidence and water problems

1991	Hellenic Fertilizer Company went into receivership; mine continued production under subsidy from Greek government
1995	Ownership transferred to TVX; production suspended to allow for drilling to define resources
1998-99	TVX completed drilling campaign (760 holes, 91,319 metres) and issued Mineral Resource estimation; initial feasibility study completed
2004
Aktor acquired mining concessions holding 317 km2 including the Oympias and Skouries deposits together with two existing mines known as the Stratoni mine (together, the Kassandra mines) through its subsidiary Hellas Gold SA

The Hellas Gold acquisition of the Kassandra mines was ratified by parliament and passed into law in January 2004 (National Law no. 3220/2004)

European Goldfields acquired its initial ownership percentage interest in Hellas Gold from Aktor through its wholly owned subsidiary European Goldfields Mining (Netherlands) B.V.

2007	European Goldfields increased share ownership of Hellas Gold to 95% (with 5% held by Aktor)
2011	EIS approved by Greek government
2012	Eldorado acquired the project via the acquisition of European Goldfields Commenced tailings retreatment

Licenses, permits, royalties and taxes

Surface rights	Two mining concessions (F13, F14) covering 49.7 km2, granted until March 6, 2026; can be extended twice for durations of 25 years each
Permits
The Ministry of the Environment of Greece formally approved the Environmental Impact Statement (EIS) submitted by Hellas Gold for the three minesites of Hellas Gold in what is known as the Kassandra Mines and involves an area of 26,400 ha, in north-eastern Halkidiki (Macedonia Region). This covered the continued operation of Stratoni and for the development of Olympias and Skouries, thus completing the official approval process for the EIS.

For production to commence, the Ministry of Environment require the submission of a technical study. This was submitted and in early 2012, the technical study was approved by the Greek Ministry of Environment.

The EIS covering Olympias, Skouries and Stratoni mine was submitted by Hellas Gold in August 2010 and was approved in July 2011. This EIS covers all environmental issues for the project.

Accumulating environmental impact is anticipated only in the Madem Lakkos (Stratoni) brownfield area where the new Olympias concentrator and tailings disposal facility will be constructed. The remainder of the infrastructure components are distant from each other and therefore there will not be any significant accumulating impact on the morphology of the area under study.

No significant impact is expected either quantitatively or in quality on the water in the immediate mining and processing areas or those areas within the immediate regional water system. Olympias has been designed such that any leakage can be managed and controlled. The overall impacts are assessed as moderately positive due to the rehabilitation of the old tailings ponds and permanent restoration of the valley site when the main Olympias processing operations move to Madem Lakkos.

The Company has provided a €50.0 million Letter of Guarantee to the Ministry of Environment of Greece as security for the due and proper performance of rehabilitation works in relation to the mining and metallurgical facilities of the Kassandra Mines project and the removal, cleaning and rehabilitation of the all the old disturbed areas from the historic mining activity in the wider area of the project.

Royalties and taxes
Based on current Greek tax legislation, royalties are applicable on active mining titles.  The royalty is calculated on a sliding scale tied to metal prices.  Currently, Olympias mine is paying 2.0 % on revenues from payable gold ounces.

The corporate income tax rate for Greek companies is currently 26%.

Costs and revenue

For the period of tailings retreatment, production is defined as non-commercial.

2014		2015 – Forecast1
Production	17,737 ounces	20,000 – 25,000 ounces
Cost per ounce (C1)	n/a	n/a
Sustaining Capital2	-	-
1 See Production outlook, guidance and estimates and forward looking information on page 4 for more information

2 See page 14 for information on how sustaining capital is calculated

About the property

Olympias is located in the Halkidiki peninsula, of the Central Macedonia Province in Northern Greece. Olympias is within a group of granted mining and exploration concessions covering 317 km2, approximately 100 km east of Thessaloniki. The area is centred on coordinates 474000E and 4488000N of the Hellenic Geodetic Reference System HGRS ‘80, Ellipsoid GRS80 (approximately Latitude 40° 36’ and Longitude 23°50’). It is readily accessible by road; the road network in the area is among the best in Northern Greece and a major highway has been constructed extending east from Thessaloniki to 15 km north of the property. Olympias lies 9 km north-northwest of the Stratoni port and loading facility, on a paved road along the coast.

The area is wooded with oak, beech and pine being the principal species, while inland there are vineyards and farmlands. The main farming products are grapes, honey and olives.

Climate
The Halkidiki Peninsula climate is generally mild with limited rainfall. Over 300 days or around 3,000 hours of sunshine are recorded on average annually. Average temperatures fluctuate little during the year. The lowest temperatures occur during December to February ranging between 3.5°C to 19°C, while highest temperatures occur during summer months and range between 23°C and 34°C. Temperatures below 0°C are limited to the mountainous areas. Operations can continue year round.

Geological setting
Olympias is a gold-rich polymetallic carbonate replacement deposit hosted in strongly deformed metamorphic rocks of the Paleozoic Kerdylia Formation of the Serbo-Macedonian Massif in northeastern Greece.  The host rocks consist of biotite gneiss and schist interlayered with marble horizons, irregular pegmatite lenses and aplite. The marble horizons host the ore zones at the Olympias deposit.

Exploration and development

The Hellenic Fertilizer Company carried out extensive programs of surface and underground drilling in order to define orebody dimensions and to explore the area around them. Partial logs are available for this work but none of the original cores are preserved in labelled boxes, none of the holes were surveyed and no assays, certifiable or otherwise have been found. It is believed that ore was identified solely by visual assessment of the core. Where available, the partial logs of this work have been entered into the database for the purposes of guiding exploration work and for use in the modelling of major geological units.

After 1996, TVX conducted an intense program of drilling as detailed in the “Drilling” section, below. By February 1999, TVX had completed a drill program comprising 760 holes totalling 91,300 metres. A mineral resource estimation was completed in June 1998 and used in a feasibility study completed by Kvaerner ASA. No further exploration has been carried out. Key areas of the orebody have had the interpolation checked and the overall geostatistical parameters have been checked. In 2013 Eldorado conducted a drill core relogging campaign of existing core (664 holes totalling 88,000 metres) to improve the understanding and interpretation of the geology models.  These updated models were used as the basis to create a new resource model for the deposit.  This work also identified numerous exploration targets for future underground drilling programs in and around the current known ore lenses.

Mineralization
The Olympias deposit comprises multiple massive sulphide lenses which together extend in a north northeast direction for over 1.5 km.  The deposit plunges 30° to 35° to the southwest, and individual lenses have an average thickness of 12 m. Two main end-member ore types are recognised; a base metal-rich ore type and a high arsenic-silica, high gold ore type. The latter typically occurs in the core of the ore lenses and is dominated by grey arsenian pyrite and arsenopyrite and subordinate galena and sphalerite with quartz-rich gangue. Gold grades are typically >10 to 30 g/t in this ore type. The base metal-rich ore is characterized by variable pyrite, galena and sphalerite with lesser arsenian pyrite and arsenopyrite, and calcite-rich gangue. Gold grades are commonly in the range of 2 to 10 g/t. Both ore types locally contain spectacular bladed to dendritic arsenian pyrite and arsenopyrite with massive base metal sulphides.

Drilling
Only those holes drilled by TVX since 1996 were utilised for mineral resource estimation purposes as there is no means of validating those drilled by earlier operators. TVX drilled some 760 holes totalling 91,319 metres.

The orebodies at Olympias were drilled on a nominal 25 metres to 45 metres spacing and the deposit is open down dip and along strike to the west. The drill orientation with respect to ore was variable since most of the holes were drilled in fans from mine infrastructure close to the orebody. Angles to the strike and dip of the orebody range from perpendicular, where drill widths represent true widths, to as low as 30° where drill widths can represent twice the true widths. All drilling in the current mineral resource was conducted by TVX and the logs to these drill holes and the sample quality control (QC) have been validated.

Sampling and analysis
After the core was brought from the underground or the surface drilling rig, geological and geotechnical logging was completed.

The sampling interval through the ore zone was 1 metre, except when lithological changes occurred. The sampling interval was adjusted so that different rock types were sampled separately. In general, 5 metres to 10 metres of waste into the hanging wall and footwall was sampled using two metre regular intervals and analysis of fully sampled cores has shown that this was sufficient to verify any low grade mineralization in the country rocks around the main zones. 13,500 samples were taken over the 1,500 metres strike of the orebody. No factors were found to have affected the accuracy of the sampling and they have been found to be representative.

After geological and geotechnical logging, samples were defined as described above and the core was split longitudinally by diamond saw. Samples were then placed in labelled plastic bags and sent to the Stratoni Laboratory in Greece for sample preparation. The remaining half core was stored in a core shed until 2002 and was then containerised.  These containers were kept locked on site until the 2013 relogging program.

All samples were routinely assayed for gold, silver, lead, zinc and arsenic. Initially, SGS Laboratories in Carcassonne, France were used for gold assays, while the remaining elements were determined at the Stratoni Laboratory. The Stratoni Laboratory was used for primary assays for data up to 2003 which includes all data relating to Olympias. This procedure was followed for the first 2,000 in-fill samples. Approximately 12% of these were sent to Chemex Laboratories in Canada to be assayed for all five elements as part of the QC procedure. The laboratories used fire assay with AAS finish on 50g samples for gold determination. AAS was used for the base metals. Gold showed satisfactory results but silver and lead determined at the Stratoni Laboratory showed high negative bias compared to Chemex Laboratories while zinc and arsenic results showed no bias. It was decided to keep the SGS Laboratory gold assays for the first 2,000 samples but to re-assay all ore samples for silver, lead, zinc and arsenic at Chemex Laboratories and use Chemex Laboratories for the remainder of the project.

Subsequently, 9% of pulps were submitted on a routine basis to ALS-Geolab in Chile for check assaying. Statistical analysis of check assays for zinc and arsenic were within acceptable standards. Gold assays varied by 2% with Chemex Laboratories providing the more conservative assay results. Some 4% of the coarse rejects were submitted under a different name to the Stratoni sample preparation facility and, following homogenisation, were split using a Jones splitter and a 400gm sample pulverised and split into two. The results from the coarse reject re-assays indicated that the Stratoni sample preparation facility was operated in accordance with high procedural standards.

The Hellas Gold core relogging campaign also served as a verification program due to the visual nature of the sulphide mineralization.  No critical discrepancies were uncovered when assay data were compared to visual percent sulphide minerals for the relogged drill holes.

 Environment

The Olympias project is covered by an Environmental Impact Statement (EIS) that includes the three mine sites of Hellas Gold known as the Kassandra Mines, involving an area of 26,400 ha, in north-eastern Halkidiki (Macedonia Region).

The Ministry of the Environment of Greece formally approved the “EIS for the Mining and Metallurgical Installations of the overall Kassandra Mines project”, including:

•	Continuation of operations at the Mavres Petres deposit of the Stratoni mine;
•	Development, mining, and processing of ore at Olympias Mine;
•	Metallurgical treatment of concentrate of Olympias and Skouries mines ;
•	Development of the Skouries asset; mining facilities, new beneficiation plant and tailings facilities; and
•	Expansion of the port facilities at Stratoni in service of the above projects' operations.

ENVECO S.A., Environmental Protection, Management and Economy S.A., under Hellas Gold’s management, has authored the full EIS which was prepared by the application of the legislation, standards and directives required by the Greek and European Community legislation in force, and principally:

•	Law 1650/86 - ’The Protection of the Environment from Projects and Activities’, as amended by Law 3010/2002;
~~•~~	Law 998/79 (OGG 289/29-12-1979) On the Protection of forests and in general forested areas of the Country; and
~~•~~	Law 3220/18.01.2004 (OGG 15A/2004) On the validation of the Kassandra Mines transfer to ‘’Hellas Gold S.A.’’.

The EIS was submitted by Hellas Gold in August 2010 and was approved in July 2011. This EIS covers all environmental issues for the Kassandra mines project. The Kassandra Mines Mineral Deposit Project will be implemented by Hellas Gold, which obtained the mining rights by a contract included in the National Law No. 3220/2004.

For production to commence, the Greek mining legislation require the submission of a technical study for each of Skouries, Olympias and Stratoni mines.  These were submitted and in early 2012, the technical studies were approved by the Greek Ministry of Environment.

Technical report

The information on Olympias in this AIF is partly based on the scientific and technical data in the Olympias technical report prepared for European Goldfields: Technical Report on the Olympias Project, Au Pb Zn Ag Deposit, Northern Greece.

Qualified persons: Patrick Forward, FIMMM, and Antony Francis, FIMMM, both of whom were employed by European Goldfields.

The report is dated July 14, 2011 and is available on SEDAR at (www.sedar.com) and EDGAR (www.sec.gov) under the name Eldorado Gold Yukon Corp. (formerly European Goldfields Limited).

Operations

Olympias is a previously producing gold-lead-zinc-silver mine on care and maintenance from 1995 through 2010 and has since been in re-development. The Company has a phased approach to developing the Olympias project:

•
the existing Olympias process plant has been refurbished to process the existing tailings. This commenced in Q2 of 2012 and gold concentrate was sold from then until now as a non-commercial product. This is expected to be complete by the end of 2015. During this period we are refurbishing and extending the existing underground infrastructure;

•
Phase 2 involves the processing of ore from Olympias underground, through the same process plant at Olympias reconfigured to produce gold, lead / silver and zinc concentrates.  Phase 2 will commence once the existing tailings material has been processed; and

•	Phase 3 involves a production ramp-up on completion of the underground connection to a new surface concentrator plant at a brownfield site in the nearby Stratoni Valley.

As part of the phased approach, we rehabilitated the existing concentrator plant to treat the existing tailings at potentially up to 1 Mtpa and commissioning of the plant began late in the second quarter of 2012, continuing throughout the rest of the year.  The underground workings are to be refurbished and developed and ROM ore will be processed at the Olympias concentrator once the tailings reserve is depleted. Ore production in Phase 2 will reach 400 thousand tonnes per annum (ktpa) producing three concentrates for gold, lead-silver and zinc respectively. Production will be increased to 850 ktpa on completion of an 8.5 km decline (the Stratoni Decline) linking the underground workings at Olympias to a new concentrator to be built in the Stratoni Valley.

The process design at both concentrators is broadly the same with the larger circuit benefiting from improved technology and higher throughput. The crushed ore will be transferred to the fine ore bin ahead of the primary mill and the secondary ball mill. The overflow from the hydro-cyclones classifier will be directed to the flotation circuit. The flotation section will produce three concentrates, firstly lead/silver; secondly zinc, and thirdly the gold bearing pyrite/arsenopyrite concentrate. Separation of the minerals into the three concentrates is achieved through a combination of pH control and conventional reagents for the depression and activation of the various mineral species. There may be no long-term surface disposal requirement in the Kokkinolikas valley as all tailings will be used in a paste fill to backfilling underground voids created by production activities.

The facilities at Olympias include a water treatment plant. There is minimal risk associated with the concentrator process as the Olympias plant has operated successfully for many years, producing concentrates within the set metallurgical parameters. The recovery of the lead, silver, zinc and gold to their respective concentrates will be in the range of 90% based on previous operating history at Olympias. It is anticipated that with modern equipment and automated process control, the historical recoveries could be exceeded. Previous mining at Olympias was focused in the West Orebody. The proposed mine plan will complete the extraction of mineral reserves remaining in this area, but mainly mine the fully explored down dip extension to the West Orebody and the unexploited East Orebody. There are 17.3 Mt of proven and probable underground mineral reserves remaining at Olympias, which will support a maximum mining rate of approximately 900 ktpa in the later phase. The throughput rate planned for Phase 3 may be adjusted as work continues on underground design. The chosen mining method is drift and fill based on the geotechnical conditions, environmental requirements and it was the method previously used in the mine and is currently used at our nearby Stratoni operation. It is seen as a lower risk method, given the Company’s experience in using it, and better enables achievement of no subsidence due to the use of cemented backfill.

Hellas Gold Litigation

The litigation below affects all of the Halkidiki properties (Olympias, Skouries and Stratoni).

•	European Commission proceedings
In December 2008, the European Commission initiated an investigation into alleged state aid by Greece in favour of Hellas Gold based on an anonymous complaint by an individual. The complaint alleged that in 2003 Hellas Gold received state aid from Greece in respect of non-payment of real estate transfer taxes and legal fees and in respect of the price paid for the former assets of TVX.

The investigation was in respect to the Greek state’s compliance with its treaty obligations regarding EU competition policy. Hellas Gold itself was not under investigation and its title to the assets it acquired was not under question and is not jeopardised by any ruling respecting this investigation. The underlying premise was that state aid can be (but is not always) incompatible with the EU competition policy.

A decision of the European Commission of February 23, 2011 concluded that the sale of the mining assets and licenses in 2003 by the Greek state to Hellas Gold was carried out below its real market value and, therefore, involved indirect subsidies in breach of EU state aid rules. The subsidy was calculated by the European Commission at €14 million. The European Commission also asserts that Hellas Gold did not pay transaction taxes amounting to €1.34 million; and on that basis alleges that the total amount to be recovered from Hellas Gold to the Greek state is €15.3 million, plus interest.

Based on the legal, economic and factual elements relied upon by the European Commission in making its finding of state aid in favor of Hellas Gold, the Greek state and Hellas Gold have each sought to contest the decision on the basis that it is flawed and does not accurately reflect the entire circumstances and issues surrounding the December 2003 acquisition. Proceedings in the General Court of the European Court of Justice have been started and the hearing of the case took place on January 28, 2015 and a judgment is expected to be issued thereafter.

In parallel and independently from the above proceedings, in Q3 of 2012, the Ministry of Environment, Energy and Climate Change initiated the process to recover a penalty plus interest, in an aggregate sum of €21.4 million, from Hellas Gold, as required under the EU regulations. As entitled under Greek tax law, Hellas Gold has filed a petition with the Ministry of Finance to pay the penalty and interest in monthly instalments while awaiting the appeal judgement. The application was approved in November 2012 and Hellas Gold has since paid the total amount. Upon the judgement becoming final and if Hellas Gold is successful in the matter, an application will be made to the Greek government for a refund of the penalty and interest paid.

•	EIS litigation
In November 2011, third parties initiated three lawsuits against the Ministry of Environment, Energy and Climate Change (MoE) and four other Ministries before the Council of State (CoS) - Greece's Supreme Court on matters related to environmental protection seeking cancellation of the EIS approval granted to Hellas Gold in July 2011.  The plaintiffs, the MoE and the other Ministries, Hellas Gold and various other interested parties submitted legal briefs to the CoS and a court hearing was held in early June 2012.  Hellas Gold had advocated that this litigation was without merit.   On April 17, 2013 the CoS issued its milestone decision No 1492/2013 on the one lawsuit, in which it determined and accepted the legality and validity of the EIS and rejected the appeal in its entirety.

Recently, the CoS issued the other two decisions, No 549/2015 and No 551/2015, by which it again rejected both lawsuits, and the validity of the EIS was confirmed.

For further description of all of our risks see pages 86 to 122.

Skouries
Material property under NI 43-101

location	Halkidiki Peninsula, northern Greece
ownership	95% through Hellas Gold SA, an indirectly owned subsidiary of Eldorado Gold. The remaining 5% of Hellas Gold SA is owned by Aktor Enterprises Limited pursuant to a shareholders agreement
type of mine	open pit, underground
metal	gold, copper
in situ metal as of December 31, 2014*
proven and probable reserves: 3.68 million ounces Au at 0.76 g/t; 767,000 tonnes Cu at 0.51%

measured and indicated resource (incl. proven and probable reserves from above): 5.41 million ounces Au at 0.60 g/t; 1,234 million tonnes Cu at 0.43%

inferred resources: 1.67 million ounces at 0.31 g/t Au, 575,000 tonnes Cu at 0.34%.

average annual production (metal in concentrate):	open pit (Year 1 to 6): 140,000 ounces Au, 30,000 tonnes Cu underground (Year 7 to end of LOM): 90,000 ounces Au, 22,000 tonnes Cu
expected mine life	27 years, based on 2014 proven and probable reserves
employees	688 (including 597 contractors)
* Mineral reserves are included in the total of mineral resources

History

1960s	Initial drilling by Nippon Mining and Placer Development
1970s	Drilling carried out by Hellenic Fertilizer Company
1996-97	Ownership transferred to TVX; exploration drilling tested extensions at depth; in-fill drilling program carried out
1999	TVX issues Mineral Resource estimation; initial feasibility study completed
2004
Aktor acquired mining concessions holding 317 km2 including the Oympias and Skouries deposits together with two existing mines known as the Stratoni mine (together, the Kassandra mines) through its subsidiary Hellas Gold SA

The Hellas Gold acquisition of the Kassandra mines was ratified by parliament and passed into law in January 2004 (National Law no. 3220/2004)

European Goldfields acquired its initial ownership percentage interest in Hellas Gold from Aktor through its wholly owned subsidiary European Goldfields Mining (Netherlands) B.V.

2006	European Goldfields prepared a Bankable Feasibility Study based on an open pit operation to a depth of 240 metres followed by underground mining
2007	European Goldfields increased share ownership of Hellas

Gold to 95% (with 5% held by Aktor)
2011	EIS approved by Greek government
2012	Eldorado acquired the project through the acquisition of European Goldfields
2013	Eldorado commenced construction of the Skouries Mine.

Licenses, permits, royalties and taxes

Mining	Eight mining concessions (OP03, OP04, OP20, OP38, OP39, OP40, OP48, OP57) covering 55.1 km2, granted until March 26, 2026; can be extended twice for durations of 25 years each
Permits
The Ministry of the Environment of Greece formally approved the Environmental Impact Statement (EIS) submitted by Hellas Gold for the three minesites of Hellas Gold in what is known as the Kassandra Mines and involves an area of 26,400 ha, in north-eastern Halkidiki (Macedonia Region). This covered the continued operation of Stratoni and for the development of Olympias and Skouries, thus completing the official approval process for the EIS.

For production to commence, the Ministry of Environment require the submission of a technical study. This was submitted and in early 2012, the technical study was approved by the Greek Ministry of Environment.

The overall EIS was submitted in August 2010 and was approved in July 2011. The EIS covers all environmental issues for Skouries.

Royalties and Taxes
Based on current Greek tax legislation, royalties are applicable on active mining titles with retroactive effect to January 1, 2013.  A Joint Ministerial Decision was issued in July 2014 which recommends a sliding royalty rate based on a Euro price for gold and copper. At current budget gold prices ($US1,200) Skouries would pay a royalty of approximately 1.5% on metals produced.

The corporate income tax rate for Greek companies is currently 26%.

About the property

Skouries is located in the Halkidiki Peninsula, in the Central Macedonian Province of Northern Greece, 100 km east of Thessaloniki and 35 km by road from the Stratoni port. The area is centred on coordinates 474000E and 4488000N of the Hellenic Geodetic Reference System HGRS ’80, Ellipsoid GRS80 (approximately Latitude 40° 36’E and Longitude 23°50’N).

Skouries itself is located within the concessions numbered OP03, OP04, OP20, OP38, OP39, OP40, OP48 and OP57 which collectively have an area of 55.1 km2. The concessions were granted in April 2004 by the Greek state and are valid until 26 March 2026. They can be renewed twice for durations of 25 years each. There are no environmental liabilities attached to the property and there are no expenditure commitments.

The area is readily accessible by road. The road network is among the best in northern Greece and a major highway extends to within 7 km from the property. The area is wooded with oak, beech and pine being the principal species, while inland there are vineyards and farmlands. The main farming products are grapes, honey, olives, and goat cheese.

The area is well served by main power supplies via the Public Power Corporation. Communications by telephone and broadband are good and Hellas Gold has a backup microwave phone and data link at Stratoni. Fibre-optic cable is being installed to all the Halkidiki operations. There is sufficient water available to support the operation from creeks, re-circulated clean water from milling operations and groundwater from wells.

Climate
The Halkidiki Peninsula climate is generally mild with limited rainfall. Over 300 days or around 3,000 hours of sunshine are recorded on average annually. Temperatures fluctuate little during the year. The lowest average temperatures occur during December to February ranging between 3.5°C to 19°C, while highest average temperatures occur during summer months ranging between 23°C and 34°C. Temperatures below 0°C are limited to the mountainous areas. Operations can continue all year round.

Geological setting
The Skouries porphyry gold-copper deposit is centred on a small (less than 400m in diameter), pencil-porphyry stock that intruded schist and gneiss of the Paleozoic Vertiskos Formation of the Serbo-Macedonian Massif of northeastern Greece. The porphyry is characterized by at least four intrusive phases that are of monzonite to syenite composition, but contain an intense potassic alteration and related stockwork veining that overprints the original protolith.  Potassic alteration and copper mineralization also extend into the country rock; approximately two thirds of the measured and indicated tonnes and 40% of the contained metal are hosted outside the porphyry. The potassic alteration is syn- to late-magmatic in timing, and is characterized by K-feldspar overgrowths on plagioclase, secondary biotite replacement of igneous hornblende and biotite, and a fine-grained groundmass of K-feldspar-quartz with disseminated magnetite. The host porphyry and potassic alteration at Skouries were coeval and formed during the Early Miocene.

Exploration and development

Mineralization
The Skouries deposit is a typical sub-alkaline copper-porphyry deposit.  Ore extends for more than 920m depth from surface within a sub-vertical, pipe-like body.  Four main stages of veining are associated with copper and gold mineralization: 1) an early stage of intense quartz-magnetite stockwork; 2) quartz-magnetite veinlets with chalcopyrite ± bornite; 3) quartz-biotite-chalcopyrite ± bornite-apatite-magnetite veinlets; and 4) a localized, late stage set of pyrite ± chalcopyrite-calcite-quartz veins.

An oxide zone occurs from surface to between 30 metres to 50 metres depth and includes malachite, cuprite, secondary chalcocite and minor azurite, covellite, digenite and native copper.

Drilling
The historical owners, TVX, undertook 72,232 metres of drilling in three phases during 1996, 1997 and 1998. In 2012, Eldorado drilled 6,232 metres in 33 drill holes to eliminate or convert any inferred mineral resources in the pit design.  Also, as all historic core was removed from the property by the previous owner, the Company drilled 10 confirmatory holes totalling 6,550 metres through the main regions of the Au-Cu mineralization within the planned open pit and underground mine designs.  25 geotechnical drill holes totalling 11,000 metres were drilled in 2014.

Sampling and analysis
The mineral resource estimate was carried out using only the TVX diamond drill holes. The drilling grid pattern used was 50 metres by 50 metres. Holes were drilled at an angle of some 60° to the pipe but given the disseminated nature of the porphyry type mineralization, it would be misleading to convert intercepts to true widths on this basis.

After geological and geotechnical logging, diamond drill holes were split lengthwise using a diamond saw. One half was stored for future reference and the other half was sampled at regular 2 metre intervals and sent for sample preparation and assaying. Each sample was given an individual sample number and the rock type was coded.

Drill holes SK-08 to SK-30 (15,501 metres) and SOP-1 to SOP-33 (14,932 metres) were prepared at three different laboratories: I.G.M.F at Xanthi, I.G.M.F at Athens and TVX at Stratoni, the latter by TVX personnel. Drill holes SOP-34 to SOP-39 (3,045 metres) were prepared at the Stratoni Laboratory by TVX personnel. Drill holes SOP-40 and onwards were prepared at the Skouries sample preparation laboratory located at Madem Lakkos by TVX personnel. Screw top plastic bottles rather than envelopes or plastic bags were used for storing and shipping the samples.

For the historic drilling, gold, total copper, soluble copper with citric and sulphuric acid, and silver assays were done by the ALS-Geolab laboratory in Santiago, Chile that was chosen as the main laboratory. It should be noted that soluble copper assays were generally done for samples within the first 100 metres from the surface. Copper was determined by an aqua regia digest and AAS finish. Gold was normally assayed on a 50 g sample utilising fire assay with an AAS finish. Samples collected by Eldorado were prepared at its sample preparation facility in Turkey and assayed by the ACME laboratory in Ankara, Turkey.  Gold was determined by fire assay with AAS finish whereas Copper was analyzed by an aqua regia digest and AAS finish.

QC and quality assurance of sampling are discussed in the Skouries Technical Report (see below); it was concluded that there is no significant sample bias. Sampling was carried out on two metre intervals and across geological boundaries which is viewed by the Company as representative given the disseminated nature of the mineralization. Drillhole spacing is on a nominal 50 metre grid which is, in the Company’s opinion, sufficient sample support for the disseminated nature of the deposit mineralization.

The QC system used specified duplicate assays by a different laboratory and “blind” coarse reject checks. A size analysis of coarse rejects was done periodically so that the first sample split is done when samples are below 2 mm, thus total sample preparation error is maintained within acceptable industry standards.

Eldorado’s confirmatory drill program also verified the gold and copper grade ranges and distributions when compared to the historical data

Environment

See page 41 in the Olympias project description for details on the Environment Impact Statement Kassandra mines of Hellas Gold, which covers the Skouries project.

Technical report

The information on Skouries in this AIF is partly based on the scientific and technical data in the Skouries technical report prepared for European Goldfields: Skouries Cu/Au Project, Greece – NI43-101 Technical Report.

Patrick Forward, FIMMM and Antony Francis, FIMMM, who were employed by European Goldfields, and David Smith, MIMMM, of Scott Wilson Ltd. are the Qualified Persons for this Technical Report

This technical report is dated July 14, 2011. It is available on SEDAR (www.sedar.com) and EDGAR (www.sec.gov) under Eldorado Gold Yukon Corp. (formerly European Goldfields Limited).

Operations

Initial production will come from an open pit operation. The underground mine will consist of the orebody below the base of the open pit at 420 metres level (240 metres below surface), followed by a sublevel open stoping mining method commencing below the 30 metre crown pillar down to the minus 105 metres above sea level. The deposit will be accessed from surface by a service decline and a production shaft. A number of production levels will be developed from an access ramp. Production levels will be vertically spaced from each other at 25 metre intervals. Each production level will have an auxiliary and permanent ventilation system to provide adequate amounts of fresh air for the safe and efficient execution of mining activities. To allow a smooth transfer of production from open pit to underground without a production gap, the mine accesses, ore handling, crushing, hoisting facilities and dewatering systems will be developed and equipped prior to the start of underground ore production. The open pit mine production schedule has been developed on a planned annual ore production rate of 8.0 Mtpa. An open pit mine operating 345 days per year consisting of three, eight hour shifts operating 7 days a week is planned, resulting in a daily average ore mining rate of 23,200 tpd.

Some of the excess tailings from the underground mining operation will be mixed with cement and disposed of in the open pit as engineered backfill. This means that mining of the open pit has to be complete before the option of diverting the disposal of tailings away from the tailings management facility (TMF) valley site and in to the mined out open pit.

Underground production commences in Year 7 with pre-production of the underground mine commencing in Year 4. Production averages 4.4 Mtpa over most of the underground mine life. The mine design is based on three operational levels that will be mined simultaneously, accessed by a main ramp, positioned close to the orebody. The base level for each mining horizon will be linked to an exhaust vent raise, creating a main return airway. Intermediate ventilation raises will link each level with the closest main return airway drift. A main intake ventilation raise, close to the main ramp will be one of the three main air intakes (shaft, main ramp and intake ventilation raise).

The process plant and infrastructure design of the project has been based on extensive testwork carried out on samples that were representative of the resource. Technical information was provided by several specialist consultants, recognized metallurgical testing facilities and international engineering groups. Outotec Oy of Finland (Outotec), has completed an engineering study for the project which included the supply of equipment including, grinding mills, the flotation equipment, the paste thickeners and the plant control system. In parallel with this, the Athens based engineering contractor, ENOIA S.A. (ENOIA), completed a basic engineering study. Jacobs Engineering and ENIOA have started detailed engineering including aspects of the plant and infrastructure outside of Outotec’s scope. ENOIA will provide contract services and controls for all estimate areas of the project working under the direction of Hellas Gold.

The layout of the plant has been optimized over time incorporating many improvements. A confirmatory geotechnical assessment was completed in 2013. The process plant is of conventional design comprising surface ore reception facilities and primary crusher, coarse ore stockpile, SAG and ball mill grinding with pebble crushing, a gold gravity circuit, rougher, cleaning and scavenger flotation stages, filtration and paste thickening of the tailings for disposal. In addition, the infrastructure facilities include the administration block, the workshops, fuel station, cafeteria and medical facilities as well as power, water and other services. The design will also take into account the ore delivery system from the underground phase of mining.

Due to changes in metal prices and underground mining costs a prefeasibility level study will be carried out in 2015 to validate mining methods, stope sizing and throughput.

Capital spending for 2014 was $108 million. These works include Continuation of the process plant construction and preliminary works on the tailings dam construction with access roads and forestry clearing. Work also continued on the underground decline.

Capital spending for 2015 is estimated at $202 million. This will be to continue works on the process plant, move forward with tailings dam construction and complete prestripping of overburden and topsoil from the open pit area.  The decline will continue for the underground mine. Work will also continue on the optimisation of the underground design and consideration of various alternatives.

Community Relations

In 2013 and 2014 Skouries was the subject of local unrest and Hellas currently is experiencing turbulence in the evolving economic, social and political landscape in Greece.

Geopolitical Climate

In February 2015 a formal notice was received from the Ministry of Productive Reconstruction, Energy and the Environment (the “Ministry”) revoking the approval required to complete final construction of the processing plant at the Skouries project. According to the notice the Ministry may reverse its decision once it completes an internal review process. The timing of the review has not been stipulated. The Company believes the decision of the Ministry has no legal basis and will, if necessary, act to protect the legal rights of the stakeholders. Currently, the revocation of the approval has had no material impact on the construction schedule of the Skouries project. The Company believes in the integrity of the EIS, the main environmental permit supporting its projects in Halkidiki. The EIS has been confirmed by three separate rulings of the Council of State, Greece’s Supreme Court on administrative and environmental matters. Should the decision of the Ministry not be reversed in a timely manner, the Company may be forced to reconsider its investment plans for Greece. Hellas continues to engage all stakeholders and to operate its normal business. There is no assurance that the current situation may not worsen, or that Greece does not adopt regulatory or political changes which may negatively affect the current and future operations at Skouries, our business, results of operations, financial condition and share price.

Litigation

Forestry Land litigation
On May 28, 2012 a lawsuit was filed before the Council of State (CoS) challenging the legality of the decision of the Secretary General of the Decentralized Administration of Macedonia-Thrace, which gave Hellas Gold the right to acquire the forest land necessary for the development of its projects in Halkidiki pursuant to the Olympias EIS approved by the Ministry of Environment, Energy and Climate Change in July 2011.

The scheduled hearing date of the lawsuit was initially on December 12, 2012 it was postponed and held on January 9, 2013. We are now awaiting the decision of the Court. The company and Hellas Gold cannot reasonably predict the outcome of this action.

Foundation Works
In early June 2013, the local Civil Permit Office in Arnea had issued a work stop order regarding the foundation works for the mechanical equipment in Skouries.

Hellas Gold had immediately filed a petition with CoS requesting an injunction against said order. CoS granted this injunction on 27th June 2013 and the works continued thereafter. Hellas Gold had also filed at the time with CoS a lawsuit to invalidate said order. Following that, the hearing for this lawsuit was held on 6th November 2013 and CoS issued its judgement No 839/2014 by which said order has been finally invalidated.

Technical Attachment 3 – Approval of Dams
Two appeals have been filed by third parties before CoS against this technical approval. Hearing was held on February 4th, 2015 and, due to procedural circumstances both cases are expected, to be remanded for trial to the ordinary administrative courts in Athens.

In addition to the litigation brought against Hellas Gold described above and the Hellas Gold Litigation as described under the Olympias project description on page 43 Hellas Gold is, from time to time, involved in various claims, legal proceedings and complaints arising in the ordinary course of business. The Company and Hellas Gold cannot reasonably predict the likelihood or outcome of these actions.

For further description of all of our risks see pages 86 to 122.

OTHER OPERATING MINES AND DEVELOPMENT PROJECTS

Tanjianshan

location	Qinghai Province, China
ownership
90%

through Qinghai Dachaidan Mining Limited, an indirectly owned subsidiary of Eldorado Gold.

Pursuant to a joint venture agreement, 5% of Qinghai Dachaidan Mining Limited is owned by the First Institute of Geology and Mineral Exploration of   Qinghai Province (Qinghai) and  5% is owned by Dachaidan Administrative Committee (Dachaidan)

type of mine	open pit
metal	gold
in situ gold as of December 31, 2014*	proven and probable reserves: 0.29 million ounces grade: 2.70 g/t measured and indicated resources: 0.49 million ounces grade: 2.89 g/t inferred resources: 0.60 million ounces grade: 3.15 g/t
average annual production	100,000 ounces
expected mine life	3 years, based on current proven and probable reserves
employees	626 (including 208 contractors)
* Mineral reserves are included in the total of mineral resources

Licenses, permits, royalties and taxes

We currently have sufficient mining rights to support our mining operations.

Mining
The Tanjianshan mining licenses cover the two deposits, plus many other prospects and anomalies:

• Qinlonggou mining license, covers 2.88 km2, renewed March 1, 2013;and expired on 17th January, 2015 and is currently under renewal; and
The Qinlonggou license extends vertically from the surface (3,710 metres above sea level) down to 3,450 metres above sea level.

• Jinlonggou mining license, covers 1.03 km2, renewed June 17, 2011 and expires on 17th June, 2023.

The original Jinlonggou license extended from the surface (3,556 metres above sea level) down to 3,378 metres above sea level. It has since been upgraded to include all mineral resources down to 3,000 metres above sea level, below the existing known resources.

Exploration
Tanjianshan has four, contiguous exploration licenses:

• Qinglongshan prospect license, covers 49.05 km2, renewed October 15, 2014, expires October 15, 2016.

• Qingshan prospect license, covers 53.93 km2, renewed May 29, 2012, expired November 3, 2013 - currently being renewed;

• Jinlonggou prospect license, covers 66 km2, renewed May 29, 2012, expired February 12, 2014 – currently being renewed; and

• Xijinggou prospect license, covers 59.88 km2, renewed October 15, 2014, expires October 15, 2016.

Permits	All permits have been received
Royalties and taxes
Qinghai and Dachaidan each receive a royalty of 2.25 percent (4.5 percent in total) of net sales revenue from the gold Tanjianshan produces. Accrued royalties are transferred quarterly, directly to accounts designated by both JV partners, as long as the related tax authorities approve.

We pay an annual resource compensation fee of 2.4% of gold revenue to the province.

Royalties at Tanjianshan were $6.15 million for the year 2014

The corporate income tax rate applicable to Tanjianshan is currently 25%.

Costs and revenue

	2014	2015 – Forecast1
Production	107,614	90,000 to 100,000 oz
Cost per ounce (C1)	$US 389	$US 475 to 500
Sustaining Capital2	$US 5.4 M	$US 20.0 M
1 See Production outlook, guidance and estimates and forward looking information on page 4 for more information

2 See page 14 for information on how sustaining capital is calculated

About the property

Tanjianshan is in Qinghai Province in northwest China, 80 km northwest of Dachaidan in the Haixi Prefecture. Qinghai is a relatively large province with a population of approximately 5.2 million.

The nearest centres are Dunhuang, Gansu Province (265 km to the north by road) and Ge’ermu (260 km to the south by road).

Operations

The deposits are mined using a conventional open pit process carried out by a mining contractor. Mining at the Qinlongtan pit terminated in 2009. Exploration is currently being completed to determine if there are economic mineral reserves that can be mined by underground methods from under the existing Qinlongtan pit. See below for a detailed description of the processing methodology. Qinlongtan ore was primarily free-milling with a small sulphide component that contained gold. Jinlonggou ore is predominantly refractory and requires an oxidation step (roasting). Roasting was selected over other alternatives mainly because of cost and because it is a common technology in China for treating refractory ores. The following outlines the metallurgical process:

•	ore is crushed in a single stage crushing circuit and transported to a mill feed bin/stockpile, and then fed through to a single stage SAG mill and hydrocyclone circuit;
•	material from the Qinlongtan deposit was fed through a conventional CIL circuit, the tailings were floated and the sulphide material removed for further treatment;
•	material from the Jinlonggou deposit is fed through a flotation circuit and then dewatered. The flotation tails are then treated through a conventional CIL circuit;
•	the flotation concentrates are blended for an optimal sulphur grade and then fed to a two-stage roasting circuit;
•	the calcine product from the roaster is reground to break down agglomerates, and then leached in a CIL circuit;

•
the tailings from the CIL circuit are treated through a detoxification circuit to remove cyanide and to precipitate the remaining arsenic into a stable compound, and are then placed in the tailings management facility;

•	off-gas from the roaster passes through a cooling/cleaning circuit and an acid plant and the recovered sulphuric acid is sold; and
•	the gold is recovered in an ADR plant that uses a standard Zadra process including pressure stripping, electro winning and smelting.

The final product is a gold doré bar suitable for processing to 99.999% purity in domestic or offshore refineries.

The tailings management facility is a tailings impoundment about one kilometre downstream from the plant. It has a maximum height of about 40 metres and uses downstream construction to minimize risk. The tailings dam is lined with an HDPE liner. The facility is designed to be nil discharge: all free water is returned to the treatment plant during operation.

LOM production and cost estimates:

•	ore production: 1 million tonnes per year of mined ore and a further 50,000 tonnes of pre-treated heap leach ore, at an average of 2,875 tonnes milled per day;
•	gold doré average of 100,000 ounces per year at a metallurgical recovery rate of 80.4%; and
•	cash operating cost: $630 per ounce.

The cost for mining is expected to increase slightly as the Jinlonggou pit deepens and mining of the 323 pit starts upon receipt of mining application approval for 323. We expect the 323 ML to be issued in 2016. Mining of material from underground at Qinlongtan, if it occurs, will result in increased mining costs. We expect the unit cost for processing and annual cost for mine support to remain constant for the rest of the mine life, except in response to changes in the costs of inputs that affect the entire gold mining industry including, among other things diesel fuel and reagents, labour, currency exchange rates and inflation and fees.

Environment

Societe Generale d’Surveillance completed an environmental impact assessment for Tanjianshan in July 2005 (Tanjianshan EIA). Beijing Research Institution of Mining & Metallurgy (BGRIMM) completed an official Chinese version, and it was approved in April 2007.

Golder Associates in Melbourne, Australia, designed the tailings dam, and BGRIMM transcribed the detailed engineering drawings to meet Chinese standards. The dam design was formally accepted in 2008, and final tailings accumulation RL is 3,199 metres above sea level and 40 metres high. The dam uses downstream construction. It is double lined for zero permeability: first with a geo-membrane and then by 1.0 mm HDPE solid welded plastic. An ongoing water monitoring program upstream and downstream from the site is in place and all current and historical results are within required limits.

We are reporting pursuant to provincial and national environmental requirements and have been compliant in all areas since commissioning.

White Mountain

location	Jilin Province, China
ownership
95%

through Sino Gold Jilin BMZ Limited, an indirectly owned subsidiary of Eldorado Gold.

Pursuant to a joint venture agreement, the remaining 5% of Sino Gold Jilin BMZ Limited is owned by Jilin Provincial Geologic Survey Institute No.4 (Tong Hua)

type of mine	underground
metal	gold
in situ gold as of December 31, 2014*	proven and probable reserves: 0.57 million ounces grade: 3.13 g/t measured and indicated resources: 0.82 million ounces grade: 3.41 g/t inferred resources: 0.62 million ounces grade: 7.50 g/t
average annual production	76,000 ounces
expected mine life	7 years, based on current proven and probable reserves
employees	946 (including 332 contractors)
* Mineral reserves are included in the total of mineral resources

Licenses, permits, royalties and taxes

Currently have sufficient mining rights to support our mining operations.

Exploration
Jilin based exploration consists of 5 exploration licenses, controlled by 2 joint venture companies. The White Mountain JV ( Sino Gold BMZ Limited / Tong Hua) hold the following licenses:

• Banmiaozi (White Mountain) general exploration license covers 38.45 km2, renewed April 26, 2014, expires April 26, 2016;
• Zhenzhumen general exploration license, covers 9.33 km2, renewed December 7, 2013, expires December 7, 2015;
• Lengjiagou (XSR SW) general exploration license, covers 10.8 km2, renewed July 10, 2014, expires July 10, 2016;
• Xiaoshiren Central exploration license, covers 4.07 km2, renewed July 13, 2013, expires July 13, 2015.

The following license is currently owned by Chinese partner, Team 602, and is undergoing transfer to the Jincheng JV, which is a JV between Sino Gold BMZ Limited and Team 602.

• Dongdapo (Jilin Jincheng), covers 21.54 km2, renewed August 30, 2014, expires Aug 30, 2016;

Mining
• mining license  covering 205.14 hectares, issued April 16, 2008, expires April16, 2019; and
• a number of land use certificates covering 29.4 hectares, that expire between March 13, 2059, and 2060  respectively.

Permits	Operating permit: issued February 20, 2008, expires February 20, 2018. Permit is checked annually and passed the 2014 annual check.

Tailing dam safety production permit: renewed   February 20, 2012, expires February 19, 2015.  The renewal process is underway and is not expected to cause delays.

Underground safety production permit: issued  March 25, 2011, renewed July 12, 2013, expires July 11, 2016

Royalties and taxes
We pay an annual resource compensation fee of 2.8% of sales revenue and resource tax of 6 RMB per tonne to the provincial government.

The corporate income tax rate applicable to White Mountain is currently 25%.

Costs and revenue

	2014	2015 – Forecast1
Production	85,308 oz	70,000 to 75,000 oz
Cost per ounce (C1)	$US 617	$US 650 to 690
Sustaining Capital2	$US 20.4 M	$US 20.0 M
1 See Production outlook, guidance and estimates and forward looking information on page 4 for more information

2 See page 14 for information on how sustaining capital is calculated

Operations

We use a sub-level open stoping mining method where the orebody is thicker than 10 metres and steeper than 55 degrees, and a benching method in narrower areas. The processing plant is a standard CIL plant.

The production schedule is based on metallurgical testing that identified two types of ore: non-refractory (approximately 90% of the ore) and refractory (approximately 10%). Recoveries are nominally 85% for non-refractory and 75% for refractory ore since inception of the caustic pre-treatment circuit.

Since the refractory component is a small percentage of the overall orebody we have chosen to use a standard CIL plant. Because of the refractory component, recoveries can be variable based on where we are mining in any period. Late in 2011, a caustic pre-treatment process was commissioned to enhance recoveries in sulfide ores. Results have been successful and this process has raised overall recovery by 1% to 2% and in sulphide ores by 5 to 10%.

LOM production and cost estimates

•	production: 800k-950k tonnes per year;
•	gold doré: 67,000-82,000 ounces per year; and
•	cash operating cost: $700 per ounce.

The cost for processing and mine support is expected to remain constant for the rest of the mine life, except in response to changes in the costs of inputs that affect the entire gold mining industry including, among other things: the cost of diesel fuel and reagents, the cost of labour, exchange rates and inflation.

Stratoni

location	Halkidiki Peninsula, northern Greece
ownership	95% through Hellas Gold SA, an indirectly owned subsidiary of Eldorado Gold. The remaining 5% of Hellas Gold SA is owned by Aktor Enterprises Limited pursuant to a shareholders agreement
type of mine	underground mine (Mavres Petres)
metal	lead, zinc, silver
in situ metals as of December 31, 2014*
proven and probable reserves: 4.47 million ounces Ag at 177 g/t; 54,000 tonnes Pb at 6.9%; 80,000 tonnes Zn at 10.2%

measured and indicated resources (incl. reserves from above): 7.6  million ounces Ag at 210 g/t; 89,000 tonnes Pb at 7.9%; 118,000  tonnes Zn at 10.5%

inferred resources of 2.66 million ounces Ag at 169 g/t, 31,000  tonnes Pb at 6.4%, 43,000 tonnes Zn at 8.8%.

Piavitsa inferred resources of 1.93 million ounces Au at 5.7 g/t, 19.16  million ounces Ag at 57  g/t.

average annual production: 2015 - 2018	9,300 tonnes Pb, 13,200 tonnes Zn, 711,000 ounces Ag.
employees	425 (including 108 contractors)
expected mine life	4 years, based on current proven and probable reserves
* Mineral reserves are included in the total of mineral resources

 Licenses, permits, royalties and taxes

Surface rights	A number of mining concessions (4, 12, 15, 16, 17, 25, 29, 30, 33, 34, 35, 42, 44, 45) covering 118.8 km2, granted until March 6, 2026; can be extended twice for durations of 25 years each
Permits
The Ministry of the Environment of Greece formally approved the Environmental Impact Statement (EIS) submitted by Hellas Gold for the Kassandra Mines and involves an area of 26,400 ha, in north-eastern Halkidiki (Macedonia Region). This covered the continued operation of Stratoni and for the development of Olympias and Skouries, thus completing the official approval process for the EIS.

For production to commence, the Ministry of Environment require the submission of a technical study. This technical study was submitted and approved in early 2012.

The EIS covering Olympias, Skouries and Stratoni mine was submitted by Hellas Gold in August 2010 and was approved in July 2011. This EIS covers all environmental issues for the project.

Royalties and taxes
Based on current Greek tax legislation, royalties are applicable on active mining titles.  The royalty is calculated on a sliding scale tied to metal prices.  Currently, Stratoni mine is paying 1 % on revenues from payable metals sold.

The corporate income tax rate for Greek companies is currently 26%.

About the property

Stratoni is located in the Halkidiki Peninsula, of the Central Macedonia Province in Northern Greece, approximately 100 km east of Thessaloniki, which is the second largest city in Greece.

Operations

Mining is a combination of transverse and longitudinal cut-and-fill methods with rock breaking by conventional drill and blast. Production in ore commences after the access crosscut reaches the footwall of the orebody, usually midway along its strike length. The stope development heading varies from 4.0 metres x 4.0 metres to 6.0 metres x 6.0 metres. This may be adjusted to allow for pinching and swelling of the ore zones. Ore is removed from the stope after blasting using load haul dump machines. The ore is tipped into the ore pass system alongside the main ramp or in the lower areas directly into the dump trucks. A loading bay is developed if logistically necessary. The stoped area is then barricaded and cemented tailings backfill is poured via 120 mm and 150 mm pipes from surface at a rate of approximately 40 cubic metres per hour. Tight fill is essential for safe operation in drift and fill mining.

Previous mining has generated considerable experience with the ground conditions and the rock mass’ physical and geotechnical characteristics. Support to the drives is on a 1.5 metres grid pattern utilising 2.4 metre Swellex bolts and 1.8 metre split-set bolts  with additional shotcrete or steel arch support where required. Support in slashed areas is implemented as required.

The Stratoni concentrator plant is currently operating on a campaign basis, five days a week at a rate of approximately 50 tonnes/hour of run of mine (ROM) ore from the Mavres Petres mine. Lead, silver and zinc recoveries of 91.5%, 80% and 91.5%, respectively, are achieved. The grade of the bulk lead/silver concentrate is typically 70.5% Pb with approximately 1,650 g/t Ag; the zinc concentrate contains 50% Zn. The crushing circuit is capable of crushing up to 750,000 dmt per annum and as a consequence is currently only operating for one third of the available time. The ore is dry-crushed to minus 12 mm size and is conveyed to a fine ore bin. Ore is then wet ground to 80% minus 200 microns in a conventional rod mill/ball mill circuit. The flotation scheme is operated in the differential mode. This means that lead is floated first and the zinc minerals are subsequently recovered from the lead circuit tailing. Standard reagents and pH control are used in the flotation circuit to achieve production of the two concentrates. Thickeners and disc filters are used to dewater lead and zinc concentrates. The lead and zinc concentrates are weighed and conveyed to storage sheds awaiting shipment to the smelter. Shipment occurs either through the loading facility at Stratoni port or via the Thessaloniki port. The Stratoni port can be used for materials being sold into the European Mediterranean market with the larger vessels using the alternate port.

The sludge from the water treatment plant is currently disposed with the fine flotation tailings in the Chevalier settling ponds as filter cake produced from a filter press commissioned by Hellas Gold in 2007. The combined capacity of the two lined tailings ponds is sufficient for the current LOM when using the filter presses.

The lead and zinc concentrates produced from Stratoni operations are sold pursuant to off-take agreements entered into in July 2014 for the sale of 30,000 wmt of lead concentrate and 66,000 wmt of zinc concentrate from August 2014 through February 2016. In addition, Hellas Gold agreed in April 2007 to sell to Silver Wheaton (Caymans) Ltd. all of the silver metal to be produced from ore extracted during the LOM within an area of approximately 7 km² around its zinc-lead-silver Mavres Petres mine, up to 15 million oz., or 20 million oz. if additional silver is processed through the current Stratoni mill from areas other than the current producing mine. Hellas Gold received an upfront cash payment of $57.5 million and receives an additional $3.90 per ounce of silver sold. Hellas Gold receives 90% of payment on shipment with the balance paid on final invoice.

LOM production and cost estimates

The current reserve of 787,000 tonnes of proven and probable ore at a grade of 177 g/t Ag, 6.9% Pb, 10.2% Zn is sufficient for four more years of operation.  The process plant will treat from 130,000 to 200,000 tonnes of ore per year to produce an average of 711,000 oz Ag, 9,300 tonnes Pb and 13,100 tonnes Zn which equates to 13,200 dry tonnes of Pb concentrate and 26,400 dry tonnes of Zn concentrate.

Stratoni processed 220,000 tonnes of ore and produced 58,000 tonnes of lead/zinc concentrates during 2014.  A total of 57,700 tonnes of lead/zinc concentrates were sold during that same period at an average price of $884 per tonne and average cash operating costs of $714 per tonne.

Forecast production for 2015 is approximately 48,000 tonnes total of lead and zinc concentrates at an average cash cost of $790 per tonne.  Capital costs for 2015 are expected to be $6 million.

Please see page 43 for a description of the Hellas Gold Litigation.

Eastern Dragon
Development project

location	Heilongjiang Province, China
ownership
75%

through Heihe Rockmining Industry Development Limited, an indirectly owned subsidiary of Eldorado Gold.

5% of Heihe Rockmining Industry Development Limited is directly owned by Daxinglanling Yihua Mining Development Company , pursuant to a joint venture agreement.

CDH owns an indirect 20% interest in Heihe Rockmining Industry Development Limited.
CDH acquired its 20% interest on March 24, 2014 by acquiring a 21.05% interest in Sino Gold Tenya (HK) Limited, an indirect subsidiary of Eldorado Gold and the shareholder of Heihe Rockmining Industry Development Limited

type of mine	open pit and underground
metal	gold and silver
in situ metals as of December 31, 2014*
proven and probable reserves: 0.74 million ounces Au at
 7.70 g/t; 6.81 million ounces Ag at 70 g/t

measured and indicated resources: 0.85 million ounces
 Au at 7.50 g/t; 8.3 million ounces Ag at 73 g/t

inferred resources: 0.19 million ounces Au at
 2.67 g/t; 1.50 million ounces Ag at 20 g/t

average annual production	70,000 ounces Au, 400,000 ounces Ag
expected mine life	10 years, based on current proven and probable reserves
employees	28
production	expected Dec 2015
* Mineral reserves are included in the total of mineral resources

Licenses, permits, royalties and taxes

Mining	Awaiting approval of the Project Permit Application (PPA). Mining License (ML) application will be submitted upon approval of PPA.
Exploration	Heilongjiang based exploration consists of the following license: • Lode 5, covers 0.14km2, issued January 19, 2012, expired January 18, 2014 and currently under renewal.
Permits
The following permits are required:
• approval of EIA; Re-Evaluation was obtained from Heilongjiang Provincial Environment Protection Bureau on Dec. 30, 2014;
• project permit approval;
• mining license;
• forestry permit (tree removal); and
• gold operating permit.

Royalties and taxes
We are required to pay royalties to state and local authorities. We are negotiating the amounts and will finalize the arrangement after we receive all permits.

The corporate income tax rate applicable to Eastern Dragon is currently 25%.

About the property

Eastern Dragon is in Heilongjiang Province in northern China, approximately 625 km north of the provincial capital Harbin, and 70 km southeast of the town of Xunke.

Operations

Eastern Dragon is planned to commence production from surface open-pit at which time the decline will be driven to access deeper ore. As the pit strip ratio increases to permit limits, the underground ore will become the sole production. The proposed open pit has been designed to minimize land use, and we expect it to have enough volume to store all of the tailings from the underground operation.

A total of $2 million was spent on care and maintenance at Eastern Dragon in 2014 and a total of $552,000 was spent on project permitting. In 2012, construction was suspended pending receipt of permitting required to complete development of the mine. Major areas remaining to be constructed include the tailings filtration and storage facilities as well as the open pit and rock dump areas.

In early 2012, we were informed by the Heilongjiang Provincial Development and Reform Commission (PDRC) that it would require the formal approval of the PPA by the National Development and Reform Commission (NDRC) in Beijing. The process of preparing the PPA to submit to NDRC has been completed, and the PPA is now with PDRC, who would be responsible for the submission to NDRC. The project remains on care and maintenance until the PPA is approved.

The Eastern Dragon ore is high grade (7.71 g/t Au and 71 g/t Ag), and it is amenable to cyanide leach with high recoveries for both gold and silver. The process plant is designed to treat 450 tonnes of ore per day initially and will increase to 1,000 tonnes per day as part of a planned expansion.

We will use conventional equipment and processes:

•	run of mine ore will be crushed in a two-stage crushing circuit and then milled in a single stage ball mill;
•	the ore will be leached with cyanide and thickened;
•	the thickener overflow will be fed to a carbon-in-column (CIC) circuit, which will remove most of the silver from the circuit;
•	the thickener underflow will be leached again with cyanide in a normal CIL circuit. This, when combined with the pre-leach, provides the highest possible recoveries of gold and silver;
•	loaded carbon from the two circuits will then be combined and eluted to recover the precious metals; and
•
following recovery of the gold and silver, the tailings from the CIL circuit will be thickened. The overflow will be recycled, and the underflow will be forwarded to a cyanide destruction circuit and then dewatered using filter presses to produce a filter cake suitable for dry stack tailings disposal. During the first two years of operation, tailings will be impounded in an interim tailings dump. After open pit mining stops, these will be moved to the mine’s open pit.

LOM production and cost estimates:
•	450 tonnes per day for 12 months, and increased to 750 tonnes per day for another 6 months, then followed by 1,000 tonnes per day, or 330ktpa thereafter;
•	At full production, the project would produce 70,000 ounces per year of gold doré and 400,000 ounces per year of silver.
•	cash operating cost estimated in 2008 preliminary design: $176 per ounce gold (after silver credits, calculated using a silver price of $35 per ounce)

Capital costs for 2015 are expected to be $35M. Receipt of the project permit approval is expected during 2015 allowing the resumption of construction and entering into operation in December 2015.

Vila Nova
Iron ore mine

location	Amapa State, Brazil
ownership	100% through Unamgen Mineracao e Metalurgia S.A. (Unamgen), an indirect wholly owned subsidiary of Eldorado Gold
type of mine	open pit
metal	iron ore
in situ iron as of December 31, 2014*	proven and probable reserves: 8.97 million tonnes grade: 58.7% Fe measured and indicated resource: 13.2 million tonnes grade: 58.7% Fe inferred resources: 9.52 million tonnes grade: 59.7% Fe
expected annual production	675,000 wet metric tonnes with potential to increase to 1,000,000 tonnes per year expected mine life
8 years, based on current proven and probable reserves and the maximum throughput rate. The mine was placed in care and maintenance at the end of 2014, therefore the 8 years is dependent upon when we restart the operation.

employees	175 employees (including 25 contractors) at the end of 2014.
production	In 2014, we sold 525,000 dry metric tonnes (dmt). In 2014 we expect to sell 340,000 dmt from stockpiles.
cash operating costs	In 2014, cash costs were $55 per dmt. In 2014 we expect costs to be between $50 and $60 per dmt sold in 2015.
* Mineral reserves are included in the total of mineral resources

Licenses, permits and royalties

Mining
We have mining rights for 1,667.7 hectares under one license:
•  Process #858.119/2009. Authorization covering 1,667.71 hectares was published in the Official Gazette (Diário Oficial da União) on October 3, 2011;and
•  Process #850.048/1980. This is the result of a partial transfer and assignment of mining concession #145/1991 to Unamgen in 2010. Authorization was published in the Official Gazette (Diário Oficial da União) on January 28, 2010.

Permits
•  Operating License 0575/2012 for extraction activities and processing of iron ore. Issued on November 28, 2012 and expires on November 28, 2015;
•  Operating License 0774/2012 for rail and road transport activities, storage and shipment of iron ore from the site in Mazagao to the port of Anglo Ferrous in Santana. Issued on December 13, 2012 and expires on December 13, 2015; and
•  Operating License 397/2013 for truck road transportation to public port in Santana city, issued in May 29, 2013 and expires on May 29, 2015. Unamgen is in the process of extending this operating license.

Royalties and taxes	A royalty of 2.0% on revenues is payable to the Brazilian government. The combined corporate income tax and social contribution tax rate applicable to Vila Nova is currently 15.25%

About the property

The 1,667 hectare Vila Nova property sits 175 km northwest of Macapá, the capital of Amapá State, in northern Brazil.

Operations

The Vila Nova Iron ore deposit is 5 to 40 metres thick and 1,800 metres along strike, with potential to extend to 3,000 metres along strike. The ore body is sub-vertical, with the hanging wall made up of weathered schist and footwall grading to ferruginous quartzite and quartzite. It is well-suited for open pit mining using small mine equipment. The mine is a standard open pit that produces two products: lump ore and sinter fines. It uses hydraulic excavators and highway-type haul trucks with conventional rock boxes.

Trial mining and processing was conducted in June 2010 to test plant performance and logistic systems. The initial monthly production rate for 2011 was 52,000 tonnes of run of mine ore, yielding 45,000 wet metric tonnes (wmt) of finished product. Approximately 50 percent of this is lump ore and 50 percent sinter fines.

High grade phosphorus ore from the upper benches is stockpiled and later blended with low grade phosphorus ore. Waste rock is placed onto a dump 2 km from the open pit at a strip ratio of 2.75:1 in 2014. Due to falling iron ore spot in 2014, stripping was reduced to manage operating costs in the short term.

During 2011, we had a contract with Anglo Ferrous to transport iron ore to Santana by railway, and provide ship loading at the Anglo Ferrous port. In July 2012, we entered into a 54 month contract with Anglo Ferrous, expiring December 2016. Sales of iron ore from January through June 2012 are inclusive in the contract terms. This longer contract was precipitated by the need to increase the rolling stock on the existing rail line.

Since March 28, 2013, due to an incident at Anglo Ferrous port, the ship loading facility is unable to ship iron ore from the Vila Nova mine. The problem was mitigated by accessing the public port in Santana. Since June 2013 iron ore shipments have been routed through the public port.

At the end of 2014, the operation was placed into care and maintenance due to the fall in iron ore prices on the world market. We plan to sell the remaining stockpiles of approximately 340,000 tonnes of lump and sinter that is stored on site or at the port, as the market and logistics permit.

Production and cost estimates

•	2014: 789,000 wmt were mined and 807,000 ROM production for 694,000 tonnes of lump and sinter produced. Sales totaled 525,000 dmt for the year; and
•	operating costs: between $50 and $60 per dmt of lump ore and sinter fines.

There is potential to increase the production rate at Vila Nova with modest capital requirements if iron ore prices increase enough to justify the investment. There are no capital costs allocated to Vila Nova for 2015.

Environment

On November 28, 2012, Amapá State’s environmental agency renewed the operating environmental license. The license expires on November 28, 2015, and will be renewed prior to expiry.

Tocantinzinho
Development project

location	Pará State, Brazil
ownership	100% through Brazauro Recursos Minerais SA, an indirect wholly owned subsidiary of Eldorado Gold
type of mine	open pit
metal	gold
in situ gold as of December 31, 2014	proven and probable reserves: 1.90 million ounces grade: 1.40 g/t measured and indicated resources: 2.12 million ounces grade: 1.35 g/t inferred resources: 0.07 million ounces grade: 0.90 g/t
average annual production	166,000 ounces
expected mine life	10 years
current employees	44 (including 39 contractors)
* Mineral reserves are included in the total of mineral resources

Licenses, permits, royalties and taxes

Licenses
In 2012 Tocantinzinho was granted its Preliminary Environmental Licence (PEL) number 1218/2012 by SEMA Environmental Agency and by COEMA Environmental Council of Para State.  It was granted after affirmative public hearings held with the local community and the recommendation of the EIA - Environmental Impact Assessment was received from the Technical and legal sections of SEMA agency. The PEL was issued on September 19, 2012 expiring on September 19, 2015. According to Resolution number 237/1997 of CONAMA – National Environmental Committee and Law number 5887/1995 of Para State, it can be renewed for an additional period of two years.

The Environmental Installation License (EIL) is the next permitting step.  The application for the EIL will require Basic Engineering and a report on environmental control programs to be completed.  This will take place following a construction decision.

Permits
The Tocantinzinho deposit comprises two exploration permits numbered #850.706/1979 and #850.300/2003. Both licenses were applied for at the National Department of Mineral Production (DNPM) in 2011 being approved in 2012. The permits are covering an area of 12,888.85ha. The mining concession for the permits were requested in 2013 with application of the Economic Mining Plan (PAE) and the Easement Concession Request and currently are under evaluation of DNPM for approval. Solicitation for additional exploration has been applied in 2014 and is also under evaluation of DNPM.

The Economic Exploitation Plan was presented for DMPM together with the application for Easement Concession on July 19th 2013. Both documents are still waiting for evaluation of the DMPM and they will be required for the application and approval of the Installation.

Royalties
A royalty of 1.0% on revenues is payable to the Brazilian government and a royalty of 3.5% on revenue is payable to certain parties pursuant to royalty agreements executed in 2003, 2009 and 2013. The 3.5% royalty can be reduced to a 1.5% royalty upon the occurrence of certain events and payment of specific sums by Eldorado to the underlying owners.

About the property

Tocantinzinho is located in the State of Pará in Northern Brazil, in the Tapajos region. We aquired the property from Brazauro Resources Corporation (Brazauro) initially by way of an earn-in arrangement followed by the purchase of 100% of the outstanding securities of Brazauro in 2010.

Development

Engineering studies covering the process plant, mine design, tailings management facilities, and other significant infrastructure installations, including power and access options were undertaken leading to the completion of a pre-feasibility study and report issued in May 2011.

It is intended that Tocantinzinho will be operated as an open pit mine using owner operated equipment.  Production is set at 4.0 Mtpa.  Ore treatment will be via a conventional three stage crushing circuit feeding a 7.3 m x 13.1 m 12,000 Kw ball mill.  Flotation will be used to recover gold to a concentrate which will be further processed through a CIL circuit. A strip circuit will recover gold from solution followed by electowinning and refining to produce gold doré as a final product.

A full in-country review of the first draft of the feasibility study began in 2013 designed to identify the potential areas for capital and operating cost reduction, the objective was to improve the financial performance of the Tocantinzinho Project.

Improvements in on-site (earthmoving, foundations, concrete, buildings, waste dump and tailing dam) and off-site (access road and power line) infrastructure, mine operating strategy, taxation and incentive regimes were identified, indicating that substantial capital savings can be achieved. A full review of the feasibility study will be issued in Q2 2015.  Preliminary results from the optimization work indicated improvements in capital and operating costs cannot be offset against low metal prices.  As such the decision to advance Tocantinzinho has been deferred until such time as higher metal prices will support the investment.

A preliminary access road was completed in 2014 allowing direct access to the site with off road vehicles.  The installation will significantly improve the logistics for future development of the project and regional exploration.  Approximately $7.8 Million was spent in 2014 for construction of the access road, engineering to support project optimization, camp costs and other overhead costs.  The budget for 2015 is $3.1 million which will cover costs to maintain the access road, permitting, engineering and project overheads.

Perama Hill
Development project

location	Thrace region, northern Greece
ownership	100%, through Thracean Gold Mining, an indirect wholly owned subsidiary of Eldorado Gold
type of mine	open pit
metal	gold
in situ metals as of December 31, 2014*
proven and probable reserves: 0.98 million ounces
Au at 3.13 g/t, 1.15 million ounces Ag at 4 g/t.

measured and indicated resources: 1.38 million ounces Au at 3.46 g/t, 3.2 million ounces Ag at 8 g/t inferred resources: 0.55  million ounces Au at 1.96 g/t, 1.86 million ounces Ag at 7 g/t.

average annual production	104,000 ounces (recovered)
expected mine life	8 years, based on 2014 proven and probable reserves
employees	37 (including 1 contractor)
production	dependent on approval of Perama Hill EIA by Greek MoE
* Mineral reserves are included in the total of mineral resources

Licenses, permits, royalties and taxes

Mining	Two mining titles cover 1,897.5 hectares; issued December 1999, expire December 2049. Can be extended for another 25 years.
Exploration	The two mining titles have in effect superseded the mining exploration licenses we had already obtained
Permits
We need the following permits:
•  Preliminary Environmental Impact Assessment: we received approval of the PEIA in 2012;
•  Perama Hill EIA application was submitted to the Minister of Environment in the second quarter of 2012;
•  mine operation license; and
•  construction and operator licenses.

Royalties and taxes
Based on recent Greek law changes, royalties are applicable on active mining titles with retroactive effect to January 1, 2013.  According to the new law, the level of royalties have been established through the issuance of a Joint Ministerial Decision.

The corporate income tax rate for Greek companies is currently 26%.

About the property

Perama Hill is in the Thrace region of northern Greece, in a rural area 25 km west-northwest of Alexandroupolis and 20 km south of Sapes.

Operations

Conventional open pit mining will be used at Perama Hill. The pit will operate one 8-hour shift 5 days per week. The crushing circuit will operate 16 hours per day, 7 days per week. The mining and crusher loading operation will not run 24 hours per day because of its proximity to the local village. The processing plant will operate 24 hours per day.

The mine will use six 33 tonne trucks and two matching backhoes. A front-end loader will be used for the ore stockpile at the crusher. The process plant will use water from recycled sources, a local borehole as well as surface runoff where possible. The tailings management facility (TMF) will have a structural fill embankment and filtered tailings, and be close to the open pit. The TMF will be lined with impermeable geosynthetic clay lining (GCL) and High Density Polyethylene (HDPE) membrane.

Metallurgical test work, including studies of crushed composite drill core samples, has been carried out on hard and soft material, and on a composite representative of the ore. The results indicate that the material is all non-refractory and a standard CIL circuit can be used for gold extraction.

Based on this testing, Aker Solutions E&C Ltd. (now Jacobs Engineering) designed a three-stage crushing circuit followed by a single stage ball mill, operating in closed circuit with hydro cyclones as follows:

•	the crushing and grinding circuit will produce a product with 80% passing 75 microns (µm);
•	this will be thickened in a high-rate thickener before pre-aeration, and then leached to recover the gold;
•	carbon would be removed and the gold extracted by a split stream Anglo American Research Laboratories elution process;
•	the tailings will be detoxified using the INCO process; and
•
after detoxification, the tailings from the processing facility are thickened and then filtered to remove any excess water. This material will be transported by truck and conveyor then placed in a lined tailings storage facility.

Production and cost estimates:

•	average production: 1.20 million tonnes of ore per year, plus 350,000 tonnes of waste and low-grade mineralized oxide, less than cut-off grade material, to be stockpiled;
•	average gold doré production: 104,000 ounces per year;
•	expected cash operating cost: $288 per ounce; and
•	capital costs: $240 million (including sustaining capital).

Environment

We are in the process of obtaining an environmental permit license.

The permit is initiated by submitting a PEIA to the Ministry of Environment (MoE), which acts as the lead agency in the permitting process. The MoE carries out a detailed review of the environmental impact study, coordinates input from the Ministries of Agriculture, Culture, Development, and Health, and manages a public consultation process that involves a series of public meetings. At the same time, the MoE establishes environmental terms of reference that define the environmental criteria the mine will operate under. Once these have been reviewed and finalized in an EIA, the MoE will approve the Perama Hill EIA, followed by approval from the five ministries.

In October 2000, Perama Hill’s PEIA was submitted to the MoE by the previous owners Frontier Pacific Mining Corporation. Also in that year, petitions by third parties were filed against the MoE to annul the Pre-Approval Act, which established the framework for the Perama Hill EIA. On August 18, 2008 the 5th Session of the Conseil d’Etat accepted the petitions by third parties for annulment and invalidated the Pre-Approval Act, which invalidated the EIA.

In 2009, Thracean Gold Mining submitted a new PEIA under an amended Pre-Approval Act. This assessment describes the environment and the Perama Hill project, and includes an evaluation and assessment of the project’s environmental impacts (landscape and visual, soil, land cover, surface water and ground water). Approval for the PEIA was received from the MoE on February 21, 2012. The receipt of the PEIA is a major milestone in the permitting process as it marked the approval of the project by all ministries. The next step in the process is the approval of the Perama Hill EIA. This study addresses the terms of reference issued by the MoE resulting from the PEIA review. Following approval of the Perama Hill EIA, a series of construction and operating related permits will be required to commence construction of and production at the Perama Hill mine.

Certej
Development project

location	Apuseni Mountains, Transylvania, Western Romania
ownership
80.50%

through Deva Gold S.A. (Deva Gold), an indirectly owned subsidiary of Eldorado Gold.

Pursuant to a joint venture, Minvest S.A. owns 19.25% of Deva Gold SA and the remaining 0.25% is held by a minority shareholder

type of mine	open pit
metal	gold, silver
in situ metal as of December 31, 2014*
proven and probable reserves: 2.46 million ounces Au at 1.63 g/t; 16.25 million ounces Ag at 11 g/t measured and indicated resources: 4.82 million ounces Au at 1.35 g/t; 31.8 million ounces Ag at 9 g/t inferred resources: 1.01 million ounces Au at 1.08 g/t; 5.27 million ounces Ag at 6 g/t

average annual production	135,000 ounces per annum
expected mine life	16 years, based on 2013 proven and probable reserves.
employees	203 (including 24 contractors) in Romania
* Mineral reserves are included in the total of mineral resources

History

historic times	Gold mining at Certej dates back to the 18th century
pre-1970	Small-scale ad hoc mining around Certej
1970	Government mining company Minvest commenced mining of Bocsa base metal deposit 1 km east of Certej
1983	Minvest-owned Certej mine took over the Baiaga-Hondol deposit, (the Central and West part of Certej), and exploration and pre-stripping work on the deposit continued
2000	European Goldfields (through their 80%-owned subsidiary Deva Gold) acquired stake in Certej concession
2002	Two years of surface and underground channel sampling and RC and diamond drilling culminated in an independent estimate of mineral resources by consultants RSG Global

2006	Minvest closed its mining and processing operations at the Coranda open pit and the Certej village
2012
Eldorado Gold acquired the project via the acquisition of European Goldfields;

9,700 m of drilling was completed resulting in an increase in mineral resources by 1.57 million ounces to 4.30 million ounces.

2014
A 43-101 compliant prefeasibility study for the Certej project was issued in April 2014 defining an economically feasible open pit mining operation utilizing flotation, pressure oxidation and cyanide leaching to recover gold and silver from the deposit.  The study also defined the infrastructure required to sustain the operation over the estimated 16 years of operation at a throughput of 3.0 Mtpa

Licenses, permits, royalties and taxes

Licenses
Deva Gold currently owns the Certej exploitation concession along with an exploitation license for the Baita-Craciunesti area and an exploration license for Certej Nord: The Certej exploitation license covers 26.7 km2; was granted for a period of 20 years, with the possibility of extension for periods of 5 years commencing on the day the concession was gazetted on January 25, 2000. Deva Gold is in the process of acquiring land, through purchase and/or lease, which is intended to comprise the surface infrastructure associated with the mine

European Goldfields Deva SRL, an indirect wholly owned subsidiary of Eldorado Gold, holds the following licences:
•  Saliste - Hondol limestone exploitation license covers  7.4 km2
•  Muncel exploration license: 28.7 km2
•  Deva exploration license: 32.7 km2
•  BRAD exploration license: 72.4 km2

Permits
In March 2007, the Deva Gold S.A. submitted a technical feasibility study (TFS) to the Ministry for Environment of the Romanian government in support of a permit application to develop Certej. The TFS was approved in July 2008 and a permit to mine the deposit subsequently granted.

On July 5, 2012, the Environmental Permit for Certej was approved by the Timisoara Department of Environment. This permit allows the project to move forward with applications for forestry permits and to apply for a construction permit.

In November 2013, the revised environmental permit was approved by the Environmental authorities after the original permit was challenged by the National Environmental authorities.

A limestone quarry also has received an environmental permit and a mining license approved in 2011.

Royalties and Taxes	We will be required to pay a royalty of 6.0% on production of gold to the Romanian Government. The corporate income tax rate for Romanian companies is currently 16%

About the property

Certej is located in the southern part of the Apuseni Mountains in central Romania, some 12km NNE of the regional town of Deva in Hunedoara County.

Operations

The deposit extends from surface and will be mined by open pit methods. Certej, as permitted would involve the mining and processing of 3.0 Mtpa of ore. This has has been confirmed in the 43-101 technical report issued in April 2014.

The currently permitted metallurgical process involves the production of a gold and silver-bearing concentrate utilizing conventional mineral processing technology followed by the production of gold and silver bullion in doré on site.
Detailed technical and economic studies on Certej were submitted in March 2007, followed by the TFS which was approved in July 2008 by the National Agency for Mineral Resources. The TFS has been further updated to incorporate an optimisation of the tailings facility sites and additional mineral resources defined from additional drilling in 2012.  Eldorado released the results of a prefeasibility level study based on changes to the mineral resource, process optimization and changes in gold price in 2014. Results of this work are summarized below.

Production and cost estimates:

•	average production: 3 million tonnes of ore per year;
•	average gold doré production: 135,000 ounces per year;
•	expected cash operating cost: $606 per ounce; and
•	capital costs: $ 780 million (including sustaining capital).

A feasibility study for Certej was initiated in September 2014.  Results of the study will be released in Q2, 2015.

Environment

A Certej EIS was produced in 2007 in accordance with the provisions of the Order of the Ministry of Environment and Water Administration No. 863/2002. The Certej EIS was produced by a consortium of Romanian certified consulting companies and institutes coordinated by the University from Cluj which prepared separate reports for the individual sections of the EIS. The study was prepared in accordance with the Romanian and EU Directives. The study shows the project was designed to respect the best available technologies for this type of deposit. The study considered a baseline study showing the initial conditions from the environmental and social point of view, the impact of the proposed project on all the environmental and social factors, and the mitigation measures. The Certej EIS was compiled and submitted to the Romanian authorities in August 2010. On July 5, 2012, the Environmental Permit for Certej was granted in compliance with all Romanian legislation and European Union regulations. In November 2013, the revised Environmental Permit was approved by the Environmental authorities.

Sapes Project
Exploration project

location	Thrace region, northern Greece
ownership	100% through Thrace Minerals SA a wholly-owned subsidiary of Eldorado Gold
type of mine	open pit & underground
metal	gold, with some silver and copper
in situ metals as of December 31, 2014*	measured and indicated resources: 0.47 million ounces Au at 6.08 g/t; inferred resources: 0.35 million ounces Au at 10.65 g/t;
average annual production	to be determined
expected mine life	to be determined
employees	8
production	to be determined.
* Sapes mineral resource estimates are included in the Company’s Mineral Reserves and Mineral Resources table. There is no assurance that the mineral resource for the Sapes Project will not change.

Licenses, permits, royalties and taxes

Mining
Sapes Mine Lease Contract No 850/1993 signed with the Ministry of Development in the Greek Government in 1993, of a 30-year duration expiring in 2023. The Lease covers an area of 20.11 km2 and can be extended following approval by the Government. .

Exploration	Three mining exploration license applications are pending
Permits	The PEIA was approved on July 13, 2012 by the Ministry of Environment (MoE). Following receipt of that document, Sapes filed the full EIA with the MoE for the Project on December 12, 2012.
Royalties and taxes
Based on current Greek tax legislation, royalties are applicable on active mining titles.  The royalty is calculated on a sliding scale tied to metal prices.
The corporate income tax rate for Greek companies is currently 26%.

About the property

The Sapes project is located approximately 2 km east of the village of Sapes in north Eastern Greece and is 14 km from the Perama Hill project. Sapes has a population of approximately 9,500. The regional capital is Komotini which lies approximately 35 km northwest of Sapes. Sapes is located approximately 60 km west of the Turkish border and approximately 35 km south of the Bulgarian border.

Operations

Sapes was acquired in 2014 through Eldorado’s acquisition of Glory. The following information is based on information provided by Sapes’ previous owners, Glory and Cape Lambert Resources (Limited).

We are currently assessing the project and will determine the optimal project scope after further drilling. At this time, we will determine the best permit methodology and assess whether the previous PEIA is applicable or not.

Based on the previous PEIA, Sapes was based around mining a small, underground high-grade epithermal gold deposit (Viper) along with a lower grade surface deposit (St Demetrious). The Viper deposit would be accessed by a decline and ore would be hauled by articulated low profile dump trucks to a process plant. The St Demetrious deposit would be mined by conventional open pit mining methods. This ore is also to be hauled to the process plant and then mixed with the Viper ore.

Ore will be crushed and ground before passing through a gravity circuit and on to a copper flotation plant producing a copper/gold concentrate. The copper/gold concentrate is expected to assay approximately 18% Copper and 1,000 g/t gold. The gravity circuit will be smelted on site to produce gold doré.

Approximately 40% of the tailings will be classified, mixed with cement and relocated underground as backfill. The remaining tailings will be pumped to a dedicated Tailings Management Facility (TMF), designed to provide safe storage within statutory limits.

Mineral reserves and resources

Year End 2014 Mineral Reserve and Mineral Resource Tabulations

The tables below show Eldorado mineral reserves and mineral resources as of December 31, 2014.  Mineral reserves are included in the mineral resources and both are reported on a total project basis.  Cut-off grades are noted at the bottom of the respective tables.  The Olympias mineral reserves and mineral resources include 1.230 million tonnes of economically recoverable old tailings that grade 3.4 g/t Au.  These are added into the gold Proven reserve and Measured resource categories, respectively.

Table 1: Eldorado Mineral Reserves, as of December 31, 2014
Project (Our Interest)	Proven Mineral Reserves			Probable Mineral Reserves			Total Proven and Probable			Estimated Metallurgical recovery
GOLD	Tonnes	Au	In-situ Au	Tonnes	Au	In-situ Au	Tonnes	Au	In-situ Au
	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)
Certej (80%)	20,441	1.91	1,255	26,543	1.41	1,203	46,984	1.63	2,458	87.4%
Eastern Dragon (75%)	837	11.07	297	2,168	6.46	447	3,005	7.70	744	95%
Efemcukuru (100%)	863	8.54	237	3,503	6.91	778	4,366	7.23	1,015	87%
Jinfeng (82%)	7,166	3.91	900	9,362	3.73	1,122	16,528	3.81	2,022	85%
Kisladag (100%)	66,561	0.84	1,795	295,686	0.66	6,294	362,427	0.69	8,089	65% sulphide
Olympias (95%)	6,081	7.59	1,484	11,236	7.54	2,724	17,317	7.56	4,208	85%
Perama (100%)	2,477	4.44	354	7,220	2.68	621	9,697	3.13	975	90%
Skouries (95%)	68,762	0.87	1,928	81,311	0.67	1,752	150,073	0.76	3,680	84%
Tanjianshan (90%)	2,252	2.71	196	1,061	2.70	92	3,313	2.70	288	80%
Tocantinzinho (100%)	17,514	1.51	850	24,798	1.32	1,052	42,312	1.40	1,902	90%
White Mountain (95%)	3,394	3.11	339	2,291	3.15	232	5,685	3.13	571	86%
TOTAL GOLD	196,348	1.53	9,635	465,179	1.09	16,317	661,527	1.22	25,952
SILVER	Tonnes	Ag	In-situ Ag	Tonnes	Ag	In-situ Ag	Tonnes	Ag	In-situ Ag
	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)
Certej (80%)	20,441	10	6,283	26,543	12	9,967	46,984	11	16,250	80%
Eastern Dragon (75%)	837	81	2,178	2,168	67	4,628	3,005	70	6,806	80%
Olympias (95%)	4,851	124	19,339	11,236	130	46,962	16,087	128	66,301	83%
Perama (100%)	2,477	3	254	7,220	4	897	9,697	4	1,151	60%
Stratoni (95%)	524	174	2,931	263	182	1,539	787	177	4,470	83%
TOTAL SILVER	29,130	33	30,985	47,430	42	63,993	76,560	39	94,978

Table 1: Eldorado Mineral Reserves, as of December 31, 2014
Project (Our Interest)	Proven Mineral Reserves			Probable Mineral Reserves			Total Proven and Probable			Estimated Metallurgical recovery
COPPER	Tonnes	Cu	In-situ Cu	Tonnes	Cu	In-situ Cu	Tonnes	Cu	In-situ Cu
	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)
Skouries (95%)	68,762	0.53	362	81,311	0.50	405	150,073	0.51	767	91%
TOTAL COPPER	68,762	0.53	362	81,311	0.50	405	150,073	0.51	767
LEAD	Tonnes	Pb	In-situ Pb	Tonnes	Pb	In-situ Pb	Tonnes	Pb	In-situ Pb
	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)
Olympias (95%)	4,851	4.1	199	11,236	4.4	494	16,087	4.3	693	82%
Stratoni (95%)	524	6.6	35	263	7.2	19	787	6.9	54	92%
TOTAL LEAD	5,375	4.4	234	11,499	4.5	513	16,874	4.4	747
ZINC	Tonnes	Zn	In-situ Zn	Tonnes	Zn	In-situ Zn	Tonnes	Zn	In-situ Zn
	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)
Olympias (95%)	4,851	5.1	247	11,236	6.0	674	16,087	5.7	921	91%
Stratoni (95%)	524	10.1	53	263	10.2	27	787	10.2	80	92%
TOTAL ZINC	5,375	5.6	300	11,499	6.1	701	16,874	5.9	1,001
IRON	Tonnes	Fe		Tonnes	Fe		Tonnes	Fe
	(x1000)%			(x1000)%			(x1000)%
Vila Nova (100%)	2,180	59.3		6,791	58.5		8,971	58.7		86%
TOTAL IRON	2,180	59.3		6,791	58.5		8,971	58.7

1 Mineral reserve cut-off grades (gold g/t):  Eastern Dragon:  1.0 g/t open pit, 1.7 g/t underground; Efemcukuru: 3.5 g/t;  Jinfeng:  0.6 g/t open pit, 2.3 g/t underground;  Kisladag:  0.27 to 0.32 g/t sulphide;  Perama:  0.8 g/t;  Tanjianshan:  1.53 g/t JLG sulphide, 1.33 g/t JLG oxide/transition, 1.36 g/t  QLT South (formerly known as 323 zone);  Tocantinzinho: 0.41 g/t sulphide, 0.43 g/t oxide; and  White Mountain:  1.5 g/t.   For Skouries a $10.00 NSR cut-off was use for the open pit and $24.87 NSR for the underground reserves.  and for Olympias a $76.00 NSR cut-off was implemented.   The cut-off grade for Stratoni is based on a 18.02% Zn Equivalent grade (=Zn%+Pb%*1.39+Ag%*85) whereas the cut-off for Certej is based on a 0.90 g/t Au Equivalent grade (=Au(g/t)+Ag(g/t)*0.00811).

Table 2: Eldorado Mineral Resources as of December 31, 2014
Project (Our Interest)	Measured Resources			Indicated Resources			Total Measured and Indicated			Inferred Resources
Gold	Tonnes	Au	In-situ Au	Tonnes	Au	In-situ Au	Tonnes	Au	In-situ Au	Tonnes	Au	In-situ Au
	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)
Certej (80%)	25,680	1.75	1,448	85,435	1.23	3,368	111,115	1.35	4,816	29,002	1.08	1,010
Eastern Dragon (75%)	800	12.48	322	2,700	6.04	530	3,500	7.50	852	2,200	2.67	190
Efemcukuru (100%)	2,069	9.12	607	3,286	7.82	827	5,355	8.32	1,434	5,404	4.99	867
Jinfeng (82%)	8,070	4.09	1,061	13,398	3.77	1,623	21,468	3.89	2,684	8,080	3.78	982
Kisladag (100%)	70,750	0.80	1,827	456,824	0.59	8,607	527,574	0.62	10,434	380,719	0.40	4,921
Olympias (95%)	5,694	8.55	1,565	10,644	8.55	2,926	16,338	8.55	4,491	3,955	8.34	1,060
Perama (100%)	3,064	4.30	424	9,375	3.18	958	12,439	3.46	1,382	8,766	1.96	554
Piavitsa (95%)				0	0	0	0	0	0	10,542	5.70	1,932
Sapes (100%)				2,423	6.08	474	2,423	6.08	474	1,011	10.65	347
Skouries (95%)	99,135	0.80	2,552	184,493	0.49	2,853	283,628	0.60	5,405	168,063	0.31	1,673
Tanjianshan (90%)	2,410	2.60	202	2,903	3.13	292	5,313	2.89	494	5,890	3.15	597
Tocantinzinho (100%)	17,530	1.51	851	31,202	1.26	1,264	48,732	1.35	2,115	2,395	0.90	69
White Mountain (95%)	3,976	3.41	436	3,450	3.43	381	7,426	3.41	817	2,558	7.50	617
TOTAL GOLD	239,178	1.47	11,295	806,133	0.93	24,103	1,045,311	1.05	35,398	628,585	0.73	14,819
Silver	Tonnes	Ag	In-situ Ag	Tonnes	Ag	In-situ Ag	Tonnes	Ag	In-situ Ag	Tonnes	Ag	In-situ Ag
	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)
Certej (80%)	25,680	9	7,150	85,435	9	24,611	111,115	9	31,761	29,002	6	5,268
Eastern Dragon (75%)	800	91	2,400	2,700	67	5,900	3,500	73	8,300	2,200	20	1,500
Olympias (95%)	4,464	142	20,380	10,644	147	50,305	15,108	146	70,685	3,955	118	15,050
Perama (100%)	3,064	3	335	9,375	9	2,833	12,439	8	3,168	8,766	7	1,860
Piavitsa (95%)				0	0	0	0	0	0	10,542	57	19,156
Stratoni (95%)	689	206	4,563	434	216	3,014	1,123	210	7,577	490	169	2,662
TOTAL SILVER	34,697	31	34,828	108,588	25	86,663	143,285	26	121,491	54,955	26	45,496

Table 2: Eldorado Mineral Resources as of December 31, 2014
Project (Our Interest)	Measured Resources			Indicated Resources			Total Measured and Indicated			Inferred Resources
Copper	Tonnes	Cu	In-situ Cu	Tonnes	Cu	In-situ Cu	Tonnes	Cu	In-situ Cu	Tonnes	Cu	In-situ Cu
	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)
Skouries (95%)	99,135	0.49	484	184,493	0.41	750	283,628	0.43	1,234	168,063	0.34	575
TOTAL COPPER	99,135	0.49	484	184,493	0.41	750	283,628	0.43	1,234	168,063	0.34	575
Lead	Tonnes	Pb	In-situ Pb	Tonnes	Pb	In-situ Pb	Tonnes	Pb	In-situ Pb	Tonnes	Pb	In-situ Pb
	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)
Olympias (95%)	4,464	4.7	210	10,644	5.0	532	15,108	4.9	742	3,955	3.9	153
Stratoni (95%)	689	7.8	54	434	8.0	35	1,123	7.9	89	490	6.4	31
TOTAL LEAD	5,153	5.1	264	11,078	5.1	567	16,231	5.1	831	4,445	4.1	184
Zinc	Tonnes	Zn	In-situ Zn	Tonnes	Zn	In-situ Zn	Tonnes	Zn	In-situ Zn	Tonnes	Zn	In-situ Zn
	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)
Olympias (95%)	4,464	5.8	259	10,644	6.8	724	15,108	6.5	983	3,955	4.3	171
Stratoni (95%)	689	10.5	72	434	10.7	46	1,123	10.5	118	490	8.8	43
TOTAL ZINC	5,153	6.4	331	11,078	7.0	770	16,231	6.8	1,101	4,445	4.8	214
Iron	Tonnes	Fe		Tonnes	Fe		Tonnes	Fe		Tonnes	Fe
	(x1000)%			(x1000)%			(x1000)%			(x1000)%
Vila Nova (100%)	2,212	59.3		10,982	58.5		13,194	58.7		9,519	59.7
TOTAL IRON	2,212	59.3		10,982	58.5		13,194	58.7		9,519	59.7

1 Mineral resource cut-off grades (gold g/t):  Certej: 0.7 g/t;  Eastern Dragon:  1.0 g/t; ;  Efemcukuru: 2.5 g/t;  Jinfeng:  0.5 g/t open pit, 2.0 g/t underground;  Kisladag:  0.25 g/t;  Perama:  0.5 g/t;  Tanjianshan:  1.0 g/t;  Tocantinzinho: 0.3 g/t; White Mountain:  1.0 g/t and  Piavitsa: 3.5 g/t.  Cut-off for Skouries is 0.20 g/t Au Equivalent grade open pit and 0.60 Au Equivalent grade underground where the Au Equivalent grade  = (Au g/t + 1.6*Cu %).  Resource cut-offs for Olympias and Stratoni are geology based due to the sharpness of the mineralized contacts and the high grade nature of the mineralization.

General notes on the tabulated mineral reserves and mineral resources

Mineral reserves and mineral resources are reported on a 100% basis for each property and where applicable, are calculated to end of 2014 mining limits.  Except as described in this AIF, there are no known environmental, permitting, legal, taxation, political or other relevant issues that would materially affect the estimates of the mineral reserves and mineral resources. Estimates of mineral resources include mineral reserves.

Grade estimates for the mineral resources are based almost entirely on diamond drillhole samples.  Sampling and analyses of these samples are governed by company-wide protocols to provide consistent and quality results.   Analysis for gold, silver, copper, lead and zinc were almost all done on sawn half core samples using fire assay, AA and ICP analytical methods. These analyses and the proceeding preparation are strictly controlled by Eldorado’s Quality Assurance / Quality Control programs.  These include standard reference materials, blank and duplicate samples that are regularly inserted prior to shipment from the preparation site.  Results are used to monitor and control the quality of the assay data and only data that pass the thresholds set up in these programs are used in the our resource estimates.

Except as otherwise described herein, the mineral reserve estimates incorporate adequate factors for ore loss and waste dilution. The reserves are based on the following price assumptions:

Gold	$1,250/oz	Efemcukuru, Jinfeng, Kisladag, Perama Hill, Skouries open pit, Tanjianshan, White Mountain, Olympias, Certej, Eastern Dragon, Tocantinzinho
	$1,000	Skouries underground
Silver	$16.50/oz	Eastern Dragon, Certej, Olympias, Stratoni
Copper	$3.00/lb	Skouries
Lead	$2,100/t	Olympias, Stratoni
Zinc	$1,900/t	Olympias, Stratoni

Resource classification into Measured, Indicated and Inferred mineral resources and reserve classification into Proven and Probable mineral reserves used logic consistent with the definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (you can find the definitions at www.cim.org), and in accordance to the disclosures requirements with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (NI 43-101), developed by the Canadian Securities Administrators.

Understanding mineral reserve and mineral resource classification

A mineral reserve is the part of a measured or indicated mineral resource that can be economically mined, demonstrated by at least a preliminary feasibility study that includes adequate information about mining, processing, metallurgical, economic and other relevant factors that demonstrate (at the time of reporting) that economic extraction can be justified. See the definition of “mineral reserve” in the Glossary on page 144 for more information.

Mineral resources are concentrations or occurrences of minerals that are judged to have reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources are classified into measured, indicated and inferred. Inferred mineral resources are not known with the same degree of certainty as measured and indicated resources and do not have demonstrated economic viability. See the definition of “mineral resource” in the Glossary on page 144 for more information.

Mineral resources that have not already been classified as mineral reserves do not have demonstrated economic viability, and there can be no assurance that they will ultimately be converted into mineral reserves. Consequently, these mineral resources are of a higher risk than mineral reserves.

Understanding estimates

Estimating mineral reserves and resources is a subjective process. Accuracy depends on the quantity and quality of available data and assumptions and judgments made when interpreting it, which may prove to be unreliable.

The cut-off grades for the deposits are based on our assumptions for plant recovery, gold value, mining dilution and recovery, and our estimates for operating and capital costs. We may have to recalculate our estimated mineral reserves and resources based on actual production or the results of exploration.

Fluctuations in the price of gold, production costs or recovery rates can make it unprofitable for us to operate or develop a particular property for a period of time. See page 1 for information about forward-looking information, and page 103 for a discussion of our risk factors.

Qualified persons under NI 43-101

•	Richard Miller, P.Eng., General Manager, Kisladag Mine, is responsible for the Kisladag and Perama mineral reserves;

•	John Nilsson, P.Eng., of Nilsson Mine Services, is responsible for the Certej and Skouries open pit mineral reserves;

•
Doug Jones, (Registered Member - SME), Senior Vice President, Operations for Eldorado Gold, is responsible for the Efemcukuru  Jinfeng,  White Mountain, Tanjianshan, Eastern Dragon,  Olympias,  and Stratoni mineral reserves;

•	Norm Pitcher, P.Geo, President, Eldorado Gold, is responsible for the Tocantinzinho and Skouries underground mineral reserves;

•	Roberto Costa, principal of Roberto Costa Engenharia Ltda, is responsible for the Vila Nova Iron mineral reserves and mineral resources;

•	Peter Lewis, Ph.D., P.Geo., Vice President, Exploration for Eldorado Gold, is responsible for the Sapes mineral resources; and

•	Stephen Juras, Ph.D., P.Geo., Director, Technical Services, Eldorado Gold, is responsible for the remainder of the Company’s mineral resources.

Important information for US investors

You will not be able to compare the mineral reserve and resources information in this AIF with similar information from US companies.

The United States Securities & Exchange Commission (SEC) defines a mineral reserve as the part of a mineral deposit that can be economically and legally extracted or produced. It does not recognize the terms measured, indicated and inferred mineral resources (mining terms under NI 43-101), and does not accept them in reports and registration statements.

You should not assume that:

•	the mineral reserves defined in this AIF qualify as reserves under SEC standards;
•	the measured and indicated mineral resources in this AIF will ever be converted to reserves; and
•	the inferred mineral resources in this AIF are economically mineable, or will ever be upgraded to a higher category.

Reconciliation

The table below reconciles our mineral reserves in projects where production has occurred, taking into account production in 2014 (and earlier if applicable).

Gold	Mineral reserves Dec. 31, 2013			Mined and Processed in 2014			Other changes in 2014			Mineral reserves Dec. 31, 2014
	tonnes (000)	grade g/t	oz (000)	tonnes (000)	grade g/t	oz (000)	tonnes (000)	grade g/t	oz (000)	tonnes (000)	grade g/t	oz (000)
Kisladag	431,499	0.69	9,547	15,502	1.01	503	-53,750	0.55	-955	362,247	0.69	8,089
Tanjianshan	4,246	3.00	410	1,045	3.69	124	112	0.56	2	3,313	2.70	288
Jinfeng	15,597	3.95	1,980	1,471	3.99	189	2,402	2.99	231	16,528	3.81	2,022
White Mountain	5,647	2.63	477	851	3.47	95	889	6.61	189	5,685	3.13	571
Efemcukuru	4,811	7.67	1,186	437	8.34	117	-8	--	-54	4,366	7.23	1,015
Olympias	17,942	7.41	4,276	625	3.40	68	0	--	0	17,317	7.56	4,208

Iron	Mineral reserves Dec. 31, 2013		Mined and Processed in 2014		Other changes in 2014		Mineral reserves Dec. 31, 2014
	tonnes (000)	grade	tonnes (000)	grade	tonnes (000)	grade	tonnes (000)	grade
Vila Nova	9,245	58.7 % Fe	782	59.4 % Fe	508	59.8 % Fe	8,971	58.7 % Fe

Ag- Pb-Zn	Mineral reserves Dec. 31, 2013				Mined and Processed in 2014				Other changes in 2014				Mineral reserves Dec. 31, 2014
	tonnes (000)	Ag g/t	Pb %	Zn %	tonnes (000)	Ag g/t	Pb %	Zn %	tonnes (000)	Ag g/t	Pb %	Zn %	tonnes (000)	Ag g/t	Pb %	Zn %
Stratoni	1,134	173	6.5	9.4	220	153	5.9	10.4	-127	183	5.1	2.7	787	177	6.9	10.2

Additional Notes to the Eldorado mineral reserve and resource estimates

Kisladag

Grade Modeling
•	used 3D models: lithology models, alteration model, and mineralized or grade shapes
•	3D mineralized envelopes, or shells, based on initial outlines derived using Probability Assisted Constrained Kriging (PACK), constrained gold grade interpolation
•	used a threshold value of 0.20 g/t Au
•	assays were composited into 5 metre downhole composites
•	data analyses demonstrated that the lithologic units within the gold mineralized shell should be treated as separate domains
•	grades for blocks estimated with a hard boundary between them
•	distributions do not indicate a problem with extreme gold grades for gold
•	grades were interpreted by ordinary kriging using a two-pass approach: the first pass required values from a minimum of two holes to interpolate a model grade value
•	the model was validated by visual inspection, checks for bias and for appropriate grade smoothing

Mining
•	open pit
•	designed using MineSight software based on a 10 metre bench height with double benching for most pit walls
•	design based on an optimization using MineSight Economic Planner software
•	berm width, face angle and bench stack heights vary by sector and rock quality with range of overall pit slope angles lying between 41 and 44 degrees
•	block model contains expected dilution
•	the pit will extend down to a bottom elevation of 430 metres above mean sea level

Efemcukuru

Grade Modelling
•	create mineralized or grade shapes using new data from the infill drill program and revised structural interpretations of the Kestane Beleni Vein system
•	3D shapes based on approximately a 1.5 g/t Au grade threshold and general vein geometry
•
threshold value was chosen by inspection of statistical charts, and further supported by indicator variography. Areas of narrow or absent above threshold mineralization were included by using a minimum 2 metre interval rule

•	extreme grades were examined for gold mainly by histogram and cumulative distribution plots
•	very high grade outlier assays in the south and middle ore shoots were given a high end cap grade of 200 g/t Au. A 40 g/t Au limit was imposed on north ore shoot assays
•
an outlier restriction of 35 g/t Au for the south ore shoot and 70 g/t Au for the middle ore shoot (half the original search ranges) prevented over-extrapolation of high grades in areas of less dense drill coverage

•	assays were composited into 1 metre downhole composites
•	grades were interpolated by ordinary kriging using a two-pass approach: the first pass required values from at least two holes to interpolate a model grade value
•	the model was validated by visual inspection, checks for bias and for appropriate grade smoothing

Mining
•	underground with ramp access
•	primary stoping methods: cut and fill, drift and fill, and long hole
•	mine plan will extract 96% of the ore with 20% waste dilution
•	minimum mining widths: 1m for long hole stopes; 2.5 for drift and fill and cut and fill stopes.
•	spiral footwall ramps in each of the middle and south ore shoots provide access
•	ore is hauled by truck to a central ore pass system above the underground crusher before being taken to the surface by conveyor
•	Paste backfill is used to fill mined areas

Tanjianshan

Grade Modelling
•	Jinlonggou block model includes several fault surfaces and mineralized shapes that constrain and control gold grade interpolation
•	3D mineralized envelopes, or shells, based on initial outlines derived by Probability Assisted Constrained Kriging (PACK)
•	used a threshold value of 0.70 g/t Au
•	assays composited into 2 metre downhole composites
•	the analyses also showed that the distributions suffer from exposure to extreme gold values. Assay data were capped to 30 g/t Au prior to compositing.
•	grades were interpolated with ordinary kriging using a two-pass approach: the first pass required values from at least two holes to interpolate a model grade value
•	the model was validated by visual inspection, checks for bias and for appropriate grade smoothing

Mining
•	open pit
•	designed using MineSight software based on a 5 metre bench height with double benching for most pit walls
•	design based on an optimization using Whittle software
•	berm width and bench stack heights vary by sector; face angle is 70°
•	block model contains expected dilution
•	the pit will extend down to a bottom elevation of 3,350 metres above mean sea level

Jinfeng

Grade Modelling
•	used a revised structural geology model to guide and control the grade model
•
3D mineralized envelopes, or shells , based on initial outlines derived using Probability Assisted Constrained Kriging (PACK), constrained gold grade interpolation within the structural permissive zone model

•	used a threshold value of 0.40 g/t Au
•	assays composited into 2.5 metre downhole composites
•	the data analyses demonstrated that the F3/F2 and F6 structural domains within the gold mineralization shell should be treated separately
•	A grade cap of 30 g/t Au was implemented in the assay data to reduce the influence of extreme gold grades on the model
•	grades were interpolated with ordinary kriging using a two-pass approach: the first pass required values from at least two holes to interpolate a model grade value
•	the model was validated by visual inspection, checks for bias and for appropriate grade smoothing

Mining
•	open pit and underground by ramp access
•	designed using Surpac software based on 5 metres high benches with a flitch height of 2.5 metres
•	berm width, face angle and bench stack heights vary by sector and rock quality
•	open pit designed using 100% mining recovery and 5% dilution
•	the pit will extend down to a bottom elevation of 450 metres above mean sea level
•	underground mining uses overhand cut and fill practices
•	minimum mining block is 5m high x 5m across x 20m long
•	estimated using 90 to 95% mining recovery and 5 to 10% dilution
•	sub-paste backfill is used to fill mined areas

White Mountain

Grade Modelling
•	used three geological domains within the main fault breccia zone to control the interpolation
•	the shallowly dipping South and North domains and the steeply dipping Central domain were modeled in 3D by creating interpreted gold grade shells (0.8 to 1.0 g/t thresholds)
•	the assays were composited into 2 metre downhole composites
•	the fault breccia unit forms a hard boundary for gold mineralization, but mineralization between the three internal domains is continuous, so the selection of composites was not restricted by domain
•	a 40 g/t cap grade was applied to reduce the influence of extreme gold grades on the model, resulting in about a 6% reduction in gold metal content
•	grades were interpolated using ordinary kriging
•	the gold estimate was validated by visual inspection of drill data in sections and plans, checks for bias and for appropriate grade smoothing

Mining
•	underground by ramp access
•	uses sub-level long hole stoping
•	average mining block is 15 to 30 metres high, 20 metres wide, and 10 to 50 metres long
•	estimated using 95% mining recovery and 5 to 10% waste dilution.
•	tonnage is factored by 95% to account for karstic cavities
•	cemented hydraulic back fill is used to fill mined areas

Eastern Dragon

Grade Modelling
•	used 3D lode models (#5 and an eastern splay)
•	drillhole data was prepared as full seam composites containing the true thickness, length averaged values for gold and silver, and gold and silver accumulations (product of grade and thickness)
•	data analysis showed only limited samples required a top cut (no top cutting was done for silver)
•	a grade cap of 250 g/t gold was applied to assay data before compositing
•	grades were interpolated using ordinary kriging in two dimensions, in 25 metre x 25 metre blocks

•	interpolation used a two-pass approach: the first pass required four values to interpolate a model grade value
•	the model was validated by visual inspection and checks for bias

Mining
•	open pit and underground with ramp access
•
pit design was constrained by the need to minimize land use in this remote forested region, and by the possible need to use some of the available land as the operation’s tailings impoundment facility underground

•	open pit plans include 5% ore loss and 10% dilution
•	underground will have benching as the main method of extraction using 15 metre spaced sub-levels
•	the underground mine design incorporates 15% dilution and 5% ore loss

Vila Nova

Grade Modelling
•	resource work defined the quantity, quality, and classification of the iron ores
•	the deposit was divided into 5 domains: Lagos, Bacabal North, Bacabal South (along the N-S trending limb), CP (the folded nose area) and Bacabal West (along the E-W limb)
•	3-D models were created according to lithology
•	the lower grade/quality itabirite and iron crust materials were treated as waste rock and modelled separately
•	assay data were composited into 5 metre lengths, honouring the ore type domains
•	grade models were estimated for Fe%, SiO2%, Al2O3%, and P% and were estimated by ordinary kriging
•	blocks and composites were matched on estimation domain
•	the model was validated by visual inspection and checks for bias

Mining
•	open pit
•	design was based on the results of an optimization using MineSight software
•	two operational pits (Lagos Final Pit and Bacabal Final Pit) were created. Mining bench height will be 10 metres with an overall slope angle of 35˚
•	design considered demonstrated product recoveries from actual production and current market conditions
•	two ore products are to be produced from crushing and screening: lump and sinter fines

Tocantinzinho

Grade Modeling
•	3D mineralized envelopes, or shells, based on initial outlines derived using Probability Assisted Constrained Kriging (PACK), constrained within newly interpreted 3D ore zone lithology models.
•	threshold grade was 0.30 g/t gold
•	Assays composited into 4 metre downhole composites
•	a 25 g/t cap grade was applied to reduce the influence of extreme gold grades on the model, resulting in about a 2% reduction in gold metal content
•	gold grades were interpolated by ordinary kriging using a two-pass approach: the first pass required values from at least two holes to interpolate a model grade value
•	the model was validated by visual inspection, checks for bias and for appropriate grade smoothing.

Mining
•	open pit
•	3-phase pit sequence was designed based on optimized pit shells based on results of optimization using MineSight software
•	mining selectivity based on 10x10 metres blocks in plan and a 5 metres face
•	inter-ramp slope angles varied per sector and rock type - values range from 36 to 49 degrees
•	no ore loss or dilution was applied (block model contains expected dilution)
•	the final pit will reach -170 metres below sea level.

Perama Hill

Grade Modelling
•	made 3D geologic models for key features
•	gold oxide mineralization was defined by a grade shell using a 0.6 g/t Au cut-off grade, which preserves the mineralization continuity and includes all potentially economic mineralization
•	a cap grade of 30 g/t Au was applied to assay data before compositing
•	assays composited into 2 metre downhole composites
•	gold grades were interpolated by ordinary kriging
•	silver grades were interpolated by inverse distance squared
•	the model was validated by visual inspection and checks for bias
•	a separate mineral resource estimate on the nearby Perama South deposit was classified entirely as inferred mineral resources, using polygonal methods

Mining
•	open pit
•	designed using Gemcom software based on a 5 metre bench height with double benching for most pit walls
•	design was based on an optimization using Whittle software
•	pit extends from the top of Perama Hill (at 248 metres), to the pit floor (at 125 metres)
•	the pit design is derived using an overall slope angle in the range of 32 to 37.5 degrees
•	the pit shell is designed to exclude any material within 500 metres of Perama village

Certej

Grade Modelling
•	incorporated data from 360- diamond drill holes, 192 RC holes and 330 underground channel samples plus data from 123 newer diamond drill holes drilled in 2013
•	3D mineralized envelopes, or shells, based on initial outlines derived using Probability Assisted Constrained Kriging (PACK), constrained gold grade interpolation.
•	Used a threshold gold grade of 0.20 g/t.
•	Assays composited into 3 metre downhole composites
•	a 70 g/t cap grade was applied to assay data to reduce the influence of extreme gold grades on the model whereas a 600 g/t cap grade was implemented for Ag.
•	gold and silver grades were interpolated by ordinary kriging using a two-pass approach: the first pass required values from at least two holes to interpolate a model grade value
•	the model was validated by visual inspection, checks for bias and for appropriate grade smoothing

Mining
•	open pit
•	designed using Mine Sight software based on a 5 metre bench height
•	design based on an optimization using Mine Sight software
•	pit slopes vary by sector and lithology with inter-ramp angles ranging from 29° in overburden to 49° in andesite
•	block model contains expected dilution
•	the pit will extend down to a bottom elevation of 340 metres above mean sea level

Skouries

Grade Modeling
•	3D mineralized envelopes, or shells, based on initial outlines derived using Probability Assisted Constrained Kriging (PACK), constrained the gold and copper grade interpolations.
•	threshold grades were 0.10 g/t gold and 0.10% copper.
•	Assays composited into 4 metre downhole composites
•	Cap grades of 6% and 20 g/t were applied to copper and gold assay data, respectively, to reduce the influence of extreme grades on the model.
•	Copper and gold grades were interpolated by ordinary kriging using a two-pass approach: the first pass required values from at least two holes to interpolate a model grade value
•	the model was validated by visual inspection, checks for bias and for appropriate grade smoothing

Mining
•	open pit and underground
•	pit designed based on nominal 5 metre high benches with drilling and blasting done on 10 meter benches
•	pit design based on an optimization using Mine Sight software
•	pit will be circular in shape, with the highest pit wall approximately 250 metres in height. Pit floor elevation is at 420 m elevation.
•	pit slope angles vary from 40 and 44 degrees.
•	underground mining will be sublevel open stoping (SLOS) with ramp access and a production shaft
•	average stope will be 15 m wide by 25 m high by 80 to 100 m long
•	stopes will be backfilled with cemented tailings
•	3.5% dilution and 5% ore loss is assumed for the underground production whereas pit production assumes no dilution (contained in block model) and no ore loss

Olympias

Grade Modeling
•	the mineralization is geology controlled comprising lenses, in 3-D, of the total massive sulphide mineralization and, as a sub-domain within those lenses, a gold-arsenopyrite zone
•	assays composited into 1 metre downhole composites
•	gold, silver, lead, and zinc, grades were interpolated by ordinary kriging
•	grades for blocks within the respective domains were estimated with a hard boundary between them
•	the model was validated by visual inspection, checks for bias and for appropriate grade smoothing

Mining
•	underground with ramp access
•	method will be longitudinal or transverse drift and fill
•	stope development heading size will be 5m by 5m
•	stope design incorporates 15% -18% dilution and 5% - 10% ore loss
•	cemented hydraulic back fill will be used in mined areas

Stratoni

Grade Modeling
•	3D models based on interpreted geology
•	assays were composited into 2 metre composites
•	Ag, Pb and Zn were interpolated by kriging methods using a two pass approach with the first pass emulating a multiple hole approach
•	the model was validated by visual inspection and reconciliation to production

Mining
•	underground with ramp access
•	method is longitudinal or transverse drift and fill
•	stope development heading size is 4m by 4m
•	stope design incorporates 12% dilution and no ore loss
•	cemented hydraulic back fill is used in mined areas

Risk factors in our business

 Eldorado is involved in all facets of the mining industry including exploration, discovery, acquisition, financing, development, production, reclamation and operation of mining properties.  We face a number of risks and uncertainties in our business, which could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold Share price.

The risks described below are not the only risks and uncertainties that we face.  Although we have done our best to identify the risks of our business, there is no assurance that we have captured every material or potentially material risk.  Additional existing risks and uncertainties not presently identified by the Company, risks that we currently do not consider to be material, and risks arising in the future could also materially affect our business, results of operations, financial condition and share price.  These risk factors could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in our forward-looking statements.

We currently consider the following risks to be of the most concern to the Company at this time in order of their current materiality to the Company:

•	Metal Price Volatility (page 107)
•	GeoPolitical Climate (page 94)
•	Mineral Tenure and Permits (page 89)
•	Development and Mining Operation Risks (page 103)
•	Foreign Investment and Operations (page 115)

These are not the only risks that could have a material adverse effect on our business, results of operations, financial condition and share price and other risks, such as the ones identified below, may become more material to the Company in the future or the above risks could diminish in importance, depending on the current circumstances of our business and operations.  You should carefully review each of the risk factors below.

We have categorized the risks discussed in this section for ease of reference.  However, the headings below should not be taken to limit the scope or effect of the risks described.  We caution you to review this risks section in its entirety, as some risks described may be applicable to aspects of our business in addition to the risk category under which we have described them below.  In addition, you should review the property descriptions elsewhere in this AIF for further descriptions of certain of the risks arising in respect of those particular properties.

General Operational Matters    90

1.  Government regulation

2.  Mineral tenure and permits

a. Mineral tenure

b. Permits

3.  Resource nationalism and foreign ownership restrictions

4.  Competition

5.  Environmental matters

6.  Infrastructure and commodities

a. Infrastructure

b. Power and Water

c. Commodities and consumables

7.  Geopolitical climate

8.  Community relations and social license

9.  Labor

a. Employee relations

b. Employee misconduct

c. Key personnel

d. Skilled workforce

e. Expats

10.  Equipment

11.  Health and safety

12.  Cost estimates

13.  Joint venture matters

14.  Reputational risk

15.  Human rights matters

16.  Estimation of Mineral Reserves and Mineral Resources

17.  Occurrence of unpredictable geological factors

18.  Natural phenomena

a. Climate change

b. Health effects

19.  Reclamation and long term obligations

20. Use and transport of regulated substances

Exploration Risks    104

1. Exploration efforts

Development & Mining Operation Risks    105

1. Costs of development projects

2. Contractors

3. Pre-stripping/stripping or underground development

4. Extraction

5. Processing

6. Waste Disposal

7. Security

8. Production and cost estimates

9. Operational risks and hazards

Financial Risks    109

1. Unavailability of capital/inadequate income

a. Limited access to equity markets

b. Dilutive equity financing

2. Metal price volatility

3. Indebtedness and financing risks

a. Current and future operation restrictions

b. Change of control

c. Interest rate risk

d. Liquidity

e. Debt service obligation

f. Default on obligations

4. Foreign currency and foreign exchange

5. Tax matters

6. Global economic environment

7. Repatriation of funds

8. Hedging activities

9. Dividends

10. Compensation risks

a. Pension risks

11. Financial reporting risks

a. Carrying value of assets

b. Change in reporting standards

12. Mark to market risk

Corporate Risks    116

1. Risks related to growth

a. Risks related to acquisitions

i. Sourcing merger and acquisition targets and projects

ii. Impact on growth and financial condition

iii. Unknown liabilities

iv. Evaluating the merits or risks

v. Portfolio of development projects

b. Limited capital

2. Foreign investments and operations

3. Regulatory requirements

a. Full compliance at all times

b. Evolving public disclosure requirements

c. Corporate governance requirements

d. Internal controls over financial reporting

4. Corruption and bribery

5. Non-governmental organizations

6. Conflicts of interest

7. Information technology systems

8. Price and volume fluctuations

9. Litigation risks

10. Unavailability of insurance

SECTION I                      GENERAL OPERATIONAL MATTERS

1.           Government regulation

The mineral exploration, development, mining, and processing activities of Eldorado in the countries in which we operate are subject to various laws governing a wide range of matters, including, but not limited to, the following:

•	the environment, including land and water use;
•	the right to conduct our business, including limitations on our rights in jurisdictions where we are considered a foreign entity and restrictions on inbound investment;
•	prospecting and exploration rights and methods;
•	development activities;
•	construction;
•	mineral production;
•	reclamation;
•	royalties, taxes, fees and imposts;
•	importation of goods;
•	currency exchange restrictions;
•	sales of our products;
•	repatriation of profits and return of capital;
•	immigration and employment of our personnel;
•	labour standards and occupational health;
•	mine safety;
•	use of toxic substances;
•	mineral title, mineral tenure and competing land claims; and
•	impacts on and participation rights of local communities and entities.

Although we believe our mineral exploration, development, mining, and processing activities are currently carried out in accordance with all applicable rules and regulations, there is no assurance that new or amended laws, rules or regulations will not be enacted or that existing laws rules or regulations will not be applied in a manner which could have a material adverse effect on our business, results of operations, financial condition and share price. In addition, changes to the fiscal regime in any of the countries in which we operate, including, without limitation:

•	laws regarding government ownership of or participation in projects;
•	laws regarding permitted foreign investments;
•	royalties, taxes, fees and imposts;
•	regulation of, or restrictions on, importation of goods;
•	regulation of, or restrictions on, currency transactions; and
•	regulation of, or restrictions on, sales of our products,

or other laws generally applicable in such country, or changes to the ways in which any of these laws are applied, could have a material adverse effect on our business, results of operations, financial condition and share price.

See also “Regulatory requirements” below.

2.           Mineral tenure and permits

a.	Mineral tenure

In the countries in which we operate, the mineral rights or certain portions of them are owned by the relevant governments.  In such countries, we must enter into contracts with the applicable governments, or obtain permits or concessions from them, that allow us to hold areas of land and conduct aspects of our business and operations on them.  The availability of such areas and the scope of operations we may undertake thereon are subject to the discretion of the applicable governments and may be subject to conditions.  New laws and regulations, or amendments to laws and regulations relating to mineral tenure and land title and usage, including expropriations and deprivations of contractual rights, if proposed and enacted, may affect our rights to our mineral properties.

In many instances, we can initially only get rights to conduct exploration activities on given areas, and obtaining the rights to proceed with development, mining and production on such areas or to use them for other related purposes, such as waste storage or water management, is subject to further application, conditions or completely at the discretion of the governments.  In many instances, our rights are restricted to fixed periods of time with limited, and often discretionary, renewal rights.  Delays in the process for applying for such rights or renewals or expansions, or the nature of conditions imposed by government, could have a material adverse effect on our business, including our existing developments and mines, and our results of operations, financial condition and share price.

The cost of holding these rights often escalates over time or as the scope of our operating rights expands.  There is no assurance that the mineral rights regimes under which we hold properties or which govern our operations thereon will not be changed, amended, or applied in a manner which could have a material adverse effect on our business, results of operations, financial condition and share price, that the ongoing costs of obtaining or maintaining our rights will remain economic, or that compliance with conditions as imposed from time to time will be practicable.  Any inability to obtain and retain rights to use lands for our ongoing operations at all or on a timely basis could have a material adverse effect on our business, results of operations, financial condition and share price.

It is possible that our present or future tenure may be subject to challenges, prior unregistered agreements or transfers, and competing uses.  Our rights may be affected by undetected defects in title.  There is no assurance that any of our holdings will not be challenged.  We may also be subject to expropriation proceedings for a variety of reasons.  While any such challenges or proceedings are in process, we may suffer material delays in our business and operations, and we may not be compensated for resulting losses.  Any defects, challenges, agreements, transfers or competing uses which prevail over our rights, and any expropriation of our holdings, could have a material adverse effect on our business, including our total loss of such rights, and our results of operations, financial condition and share price.

Certain of our mining properties are subject to royalty and other payment agreements.  Failure to meet our payment obligations under these agreements could result in the loss of our rights.

There is no assurance that we will be able to hold or operate on our properties as currently held or operated or at all, or that we will be able to enforce our rights with respect to our holdings, which could have a material adverse effect on our business, results of operations, financial condition and share price.

b.	Permits

Activities in the nature of our business and operations can only be conducted by entities that have obtained or renewed a wide range of permits and licenses in accordance with the relevant mining laws and regulations in the countries in which we operate.  These include permits and licences which authorize us to, among other things:

•	conduct business in such countries;
•	import or export goods and materials;
•	employ foreign personnel in-country;
•	employ local, regional and national residents and contractors;
•	import or otherwise obtain, store and use regulated materials, such as explosives and cyanide;
•	construct or obtain rights of way for fences, buildings, equipment, underground workings, tailings dams, water courses and power lines;
•	cut down trees; and
•	operate equipment.

The duration and success of each permitting process are contingent upon many factors that we do not control.  In the case of foreign operations, granting of government approvals, permits and licenses are, as a practical matter, subject to the discretion of the applicable governments or government officials.  There may be delays in the review process.

In the context of environmental protection permitting, including the approval of reclamation plans, we are required to comply with existing laws and regulations and other standards that may entail greater or lower costs and delays depending on the nature of the activity to be permitted and the interpretation of the laws and regulations implemented by the permitting authority.

There is no assurance that we will be able to obtain or renew the permits we need to conduct our business and operations, in a timely manner, or at all, or that we will be in a position to comply with all conditions that are imposed.  The failure to obtain or renew certain permits, or the imposition of extensive conditions upon certain permits, could have a material adverse effect on our business, results of operations, financial condition and share price.

3.           Resource nationalism and foreign ownership restrictions

The mining and metals sector has been increasingly targeted to raise revenue or for political reasons as governments continue to struggle with deficits and concerns over the effects of depressed economies.  Governments are continually assessing the fiscal terms of the mining regimes and agreements that apply to an entity looking to exploit resources in their countries and numerous countries have recently introduced changes to their respective mining regimes that reflect increased government control over or participation in the mining sector.

The possibility of future changes to the mining regimes in the countries in which we operate adds uncertainty that cannot be accurately predicted and may result in additional costs, delays and regulatory requirements, including, but not limited to:

•	limitations on or elimination of foreign ownership;
•	limitations on or taxation of direct and indirect dispositions of mineral interests;
•	mandatory government ownership or participation in mining projects, up to and including expropriation;
•	imposition of additional taxes, royalties, import or export duties or other fees;
•	imposition of fixed, non-market, currency exchange rates and other currency and exchange controls, including with respect to repatriation of income or return of capital;
•	requirements to build and operate mineral beneficiation facilities, such as smelters and refineries, in-country;
•	requirements to sell our products to the government, including at lower than market prices;
•	limits or impositions on hedging activities;
•	working conditions;
•	establishment of projects and funds to offset environmental effects of our operations and provide benefits to the local community;
•	special bonds to provide for reclamation and other costs;
•	employment of local, regional and national residents and contractors, including special levies and hiring quotas and preferences for indigenous peoples; or
•	imposition of special charges or operating conditions due to status as a foreign entity.

Changes in government or in the policies or legislation in the countries in which we operate with respect to foreign ownership, mineral exploration, development or mining activities, may affect the viability and profitability of the Company.  A potential policy or government change could result in a moratorium being placed on business activities at our projects or mines, the nationalization of our development projects or mines, imposition of joint venture partners or operating conditions, the termination of our rights to conduct parts or all of our business and operations, possibly without appropriate compensation.

There is no assurance that governments will not take our rights, impose conditions on our business or grant additional rights to state-owned enterprises, private domestic entities, special interest groups, indigenous peoples or residents in the countries in which we operate, which could have a material adverse effect on our business, results of operations, financial condition and share price.

See also “Geopolitical climate” and “Foreign investments and operations” below.

4.           Competition

We compete for attractive mineral properties and projects with other entities that have substantial financial resources, operational experience, technical capabilities and political strengths, including state owned and domestically domiciled entities in some of the countries in which we now, or may in future wish to, conduct our business and operations.

We may not be able to prevail over these competitors in obtaining mineral properties that are producing or capable of producing metals or to compete effectively for merger and acquisition targets, or do so on terms we consider acceptable.  This may limit our growth and our ability to replace or expand our mineral reserves and mineral resources and could have a material adverse effect on our business, results of operations, financial condition and share price.

5.           Environmental matters

Although we monitor our sites for potential environmental hazards, there is no assurance that we have detected, or can detect all possible risks to the environment arising from our business and operations.  We expend significant resources to comply with environmental laws, regulations and permitting requirements, and we expect to continue to do so in the future.  Failure to comply with applicable environmental laws, regulations and permitting requirements may result in injunctions, damages, suspension or revocation of permits and imposition of penalties.  There is no assurance that:

•
we have been or will be at all times in complete compliance with such laws, regulations and permitting requirements, or with any new or amended laws, regulations and permitting requirements that may be imposed from time to time;

•	our compliance will not be challenged; or
•	the costs of compliance will be economic and will not materially or adversely affect our future cash flow, results of operations and financial condition.

We may be subject to proceedings in respect of alleged failures to comply with increasingly strict environmental laws, regulations or permitting requirements or of posing a threat to or of having caused hazards or damage to the environment or to persons or property.  While any such proceedings are in process, we could suffer delays or impediments to development and construction of our projects and operations and, even if we are ultimately successful, we may not be compensated for the losses resulting from any such proceedings or delays.

There may be existing environmental hazards, contamination or damage at our mines or projects that we are unaware of.  We may also be held responsible for addressing environmental hazards, contamination or damage caused by current or former activities at our mines or projects or exposure to hazardous substances, regardless of whether or not hazard, damage, contamination or exposure was caused by our activities or by previous owners or operators of the property, past or present owners of adjacent properties or by natural conditions and whether or not such hazard, damage, contamination or exposure was unknown or undetectable.

Any finding of liability in such proceedings could result in additional substantial costs, delays in the exploration, development and operation of our properties and other penalties and liabilities related to associated losses, including, but not limited to:

•	restrictions on or suspension of our activities;
•	loss of our rights, permits and property, including loss of our ability to operate in that country or generally;
•	completion of extensive remedial cleanup or paying for government or third-party remedial cleanup;
•	premature reclamation of our operating sites; and
•	seizure of funds or forfeiture of bonds.

The costs of complying with any orders made or any cleanup required and related liabilities from such proceedings or events may be significant and could have a material adverse effect on our business, results of operations, financial condition and share price.

6.           Infrastructure and commodities

a.	Infrastructure

Our business and operations depend on our ability to access and maintain adequate and reliable infrastructure, including roads and bridges, power sources and water systems.  We may have to build the required infrastructure if it is not readily available to us for a given project, and there is no assurance that we will be able to do so in a timely manner or at all.  Inadequate, inconsistent, or costly infrastructure could compromise many aspects of a project’s feasibility, viability and profitability, including, but not limited to:

•	construction schedule;
•	capital and operating costs;
•	manpower availability;
•	mobilization of equipment, machinery and inventory; and
•	throughput rates, production volumes.

There is no assurance that we can access and maintain the infrastructure we need, or, where necessary, obtain rights of way, raw materials and government authorizations and permits to construct, or upgrade the same at a reasonable cost, in a timely manner, or at all.

Our access to infrastructure and the commodities discussed below may be interrupted by natural causes, such as drought, floods, earthquakes and other weather phenomena, or man-made causes, such as blockades, sabotage, conflicts, government issues, political events, protests, rationing or competing uses.  Our inability to obtain or build and to maintain adequate and continuous access to infrastructure and substantial amounts of commodities, power and water, at a reasonable cost, could have a material adverse effect on our business, results of operations, financial condition and share price.

b.	Power and water

A key operational risk is the availability of sufficient power and water supplies required to support our mining operations, which use substantial volumes of water and power in the extraction and processing processes.  Our ability to obtain secure supplies of power and water at a reasonable cost depends on a number of factors that may be out of our control, including:

•	global and regional supply and demand;
•	political and economic conditions;
•	problems affecting local supplies;
•	infrastructure and delivery issues; and
•	relevant regulatory regimes.

There is no assurance that we will be able to secure the required supplies of power and water on reasonable terms or at all and, if we are unable to do so or there is an interruption in the supplies we do obtain or a material increase in prices, then it could have a material adverse effect on our business, results of operations, financial condition and share price.

c.	Commodities and consumables

Our business operations use a significant amount of commodities, consumables and other materials.  Prices for diesel fuel, steel, concrete, chemicals (including cyanide) and other materials, commodities and consumables required for our operations can be volatile and price changes can be substantial, occur over short periods of time and be affected by factors beyond our control.  Higher costs for construction materials like steel and concrete, or tighter supplies can affect the timing and cost of our development projects.

If there is a significant and sustained increase in the cost of certain commodities, we may decide that it is not economically feasible to continue some or all of our commercial production and development activities, and this could have an adverse effect on our business, results of operations, financial condition and share price.

We also carry significant amounts of operating consumables, based on the frequency and reliability of the delivery process for such consumables and anticipated variations in regular use.  We depend on suppliers to meet our needs for these commodities; however, sometimes no source for such commodities may be available.  If the rates of consumption for such commodities vary from expected rates significantly or delivery is delayed for any reason, we may need to find a new source or negotiate with existing sources to increase supply.  If any shortages are not rectified in a timely manner, it may result in reduced recovery or delays in restoring optimal operating conditions.

Higher worldwide demand for critical resources, such as drilling equipment and tires, could affect our ability to acquire such resources and lead to delays in delivery and unanticipated cost increases, which could have an effect on our operating costs, capital expenditures and production schedules.

Further, we rely on certain key third-party suppliers and contractors for equipment, raw materials and services used in, and the provision of services necessary for, the development, construction and continuing operation of our assets.  As a result, our operations at our sites are subject to a number of risks, some of which are outside of our control, including:

•	negotiating agreements with suppliers and contractors on acceptable terms;
•	the inability to replace a supplier or contractor and its equipment, raw materials or services if either party terminates the agreement;
•	interruption of operations or increased costs if a supplier or contractor ceases its business due to insolvency or other unforeseen events; and
•	failure of a supplier or contractor to perform as contracted.

The occurrence of one or more of these risks could have a material adverse effect on our business, results of operations, financial condition and share price.

7.           Geopolitical climate

Our operations are located in foreign jurisdictions, and are exposed to various levels of political, economic and other risks and uncertainties.  These risks and uncertainties vary from country to country and include, but are not limited to:

•	changing political conditions or governments;
•	expropriation;
•	renegotiation or nullification of existing concessions, licenses, permits and contracts;
•	restrictions on foreign exchange, currency controls and repatriation of capital and profits;
•	availability of procedural rights and remedies
•	reliability of judicial recourse;
•	operation of the rule of law;
•	labour unrest;
•	extreme fluctuations in currency exchange rates;
•	high rates of inflation;
•	civil unrest or risk of civil war;
•	changes in taxation and or monetary policies;
•	terrorism;
•	activism;
•	hostage taking;
•	military repression; and
•	illegal mining.

The occurrence of any of these risks in the countries in which we operate could have a material adverse effect on our business, results of operations, financial condition and share price.

Changes, if any, in mining or investment policies or shifts in political attitude in these jurisdictions may adversely affect our operations or profitability.  Operations may be affected in varying degrees by government regulations with respect to, but not limited to:

•	restrictions on production;

•	price, export and currency controls;
•	income taxes;
•	expropriation of property;
•	foreign investment;
•	maintenance of claims;
•	construction and permitting;
•	the environment, land use, and water use;
•	land claims of local people;
•	mine safety;
•	in-country refining, beneficiation and local value-added processing;
•	awarding of contracts to local contractors; and
•	requirements to employ citizens of, or purchase of supplies from, a particular jurisdiction.

Failure to comply strictly with applicable laws, regulations and local practices relating to business conducted by foreign entities in a country and, in particular, in the mining industry, could result in loss, reduction or expropriation of rights or entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.  There is no assurance that current economic or political conditions will not change or that governments in the jurisdictions in which we operate will not adopt regulatory or political reforms that could negatively affect our current and future operations and plans.

See, for example, page 49 for a discussion on Geopolitical Climate at Skouries.

See also “Resource nationalism and foreign ownership restrictions” above and “Foreign investments and operations” below.

8.           Community relations and social license

Maintaining a positive relationship with the communities in which we operate is critical to continuing successful operation of our existing mines as well as construction and development of existing and new projects.  Community support for mining operations is a key component of a successful mining venture.

As a mining business, we may come under pressure in the jurisdictions in which we operate, or will operate in the future, to demonstrate that other stakeholders (including employees, communities surrounding operations and the countries in which we operate) benefit and will continue to benefit from our commercial activities, and / or that we operate in a manner that will minimize any potential damage or disruption to the interests of those stakeholders.  We may face opposition with respect to our current and future development and exploration projects which could materially adversely affect our business, results of operations, financial condition and share price.

Community relations are impacted by a number of factors, both within and outside of our control.  Relations may be strained or social license lost by poor Company performance in areas such as health and safety, environmental impacts from the mine, increased traffic or noise.  External factors such as press scrutiny or other distributed information about Eldorado specifically or extractive industries generally from media, non-governmental organizations or interested individuals can also influence sentiment toward the Company and its operations.

Surrounding communities may affect operations and projects through restriction of site access for equipment, supplies and personnel or through legal challenges.  This could interfere with work on the Company’s properties, and potentially pose a security threat to employees or equipment.  Social license may also impact permitting ability, Company reputation and our ability to build positive community relationships in exploration areas or around newly acquired properties.

This may have the effect of slowing down the development of new projects and potentially may increase the cost of constructing and operating these projects.  If social license is eroded or lost, then productivity may be reduced due to restriction of access, requirements to respond to security threats or proceedings initiated or delays in permitting and there may also be extra costs associated with improving the relationship between Eldorado and the surrounding communities.  We seek to mitigate these risks through our commitment to operating in a socially responsible manner; however, there is no guarantee that our efforts in this respect will mitigate these risks.  See, for example, page 49 Community Relations for a discussion on community relations at Skouries.

See also “Reputational risk” below.

9.           Labor

a.	Employee relations

We depend on our workforce to explore for mineral reserves and resources, develop our projects and operate our mines.  We have programs to recruit and train the necessary manpower for our operations, and we work hard at maintaining good relations with our workforce to minimize the possibility of strikes, lockouts and other stoppages at our work sites.  In addition, our relations with our employees may be affected by changes in labour and employment legislation that may be introduced by the relevant governmental authorities in whose jurisdictions we carry on business.  Changes in such legislation or a prolonged labour disruption at any of our mines or projects could have a material adverse effect on our results of operations, financial condition and share price. Further, from time to time we may hire contractors and subcontractors for our operations, and there is a risk that they could experience labour disputes or become insolvent, and this could have an adverse effect on our results of operations, financial condition and share price.

b.           Employee misconduct

We are reliant on the good character of our employees and are subject to the risk that employee misconduct could occur.  Although we take precautions to prevent and detect employee misconduct, these precautions may not be effective and the Company could be exposed to unknown and unmanaged risks or losses.  The existence of our Code of Business Conduct and Ethics, among other governance and compliance policies and processes, may not prevent incidents of theft, dishonesty or other fraudulent behaviour nor can we guarantee compliance with legal and regulatory requirements.  Misconduct by employees could include:

•	employees binding us to transactions that exceed authorized limits or present unacceptable risks to the Company;
•	employee theft or improper use of our property;
•	employee fraud or employees conspiring with third parties to defraud us;
•	employees hiding unauthorized or unsuccessful activities from us; and
•	the improper use of confidential information.

These types of misconduct could result in unknown and unmanaged damage or losses, including regulatory sanctions and serious harm to our reputation.  The precautions we take to prevent and detect these activities may not be effective.  If material employee misconduct does occur, our business, results of operations, financial condition and share price could be adversely affected.

c.	Key personnel

We depend on a number of key personnel, including Paul N. Wright, our Chief Executive Officer, Norman S. Pitcher, our President, Paul Skayman, our Chief Operating Officer, and Fabiana E. Chubbs, our Chief Financial Officer.  We do not have key man life insurance.  Employment contracts are in place with each of these executives, however, losing any of them could have an adverse effect on our operations.

We need to continue implementing and enhancing our management systems and recruiting and training new employees to manage our growth effectively.  We have been successful in attracting and retaining skilled and experienced personnel in the past, and expect to be in the future, but there is no assurance this will be the case.

d.	Skilled workforce

We depend on a skilled workforce, including but not limited to mining and mineral, metallurgical and geological engineers, geologists, environmental and safety specialists, and mining operators to explore and develop our projects and operate our mines.  We have programs and initiatives in place to attract and retain a skilled workforce.  However, we are potentially faced with a shortage of skilled professionals due to competition in the industry and as experienced employees continue to exit the workforce.  As such, we need to continue to enhance training and development programs for current employees and partner with local universities and technical schools to train and develop a skilled workforce for the future.

e.	Expats

We depend on expatriates to work at our mines and projects to fill gaps in expertise and provide needed management skills in the countries where we operate.  Additionally, we depend on expatriates to transfer knowledge and best practices and to train and develop in-country personnel successors into their roles.  We operate in challenging locations and must continue to maintain competitive compensation and benefits programs to attract and retain expatriate personnel.  We must also develop in-country personnel to run our mines in the future.  A lack of appropriately skilled and experienced personnel in key management positions would be detrimental to our operations.

10.           Equipment

Our operations are reliant on significant amounts of large and small equipment that is critical to the development, construction and operation of our projects.  Failures or unavailability of equipment could cause interruptions or delays in our development and construction or interruptions or reduced production in our operations.  These risks may be increased by the age of certain equipment.  Equipment related risks include:

•	delays in repair or replacement of equipment due to unavailability or insufficient spare parts inventory
•	repeated or unexpected equipment failures;
•	restrictions on transportation and installation of large equipment, including delays or inability to obtain required permits for the such transportation or installation;
•	inefficient or improper design for processing facilities;
•	suitability of equipment, including proper identification of normal operating parameters, the occurrence of extreme conditions or change of planned use for a particular piece of equipment;
•	premature failure of equipment;
•	restrictions on hours of operation of equipment
•	availability of long lead-time and specialized equipment, including delays that may arise in the course of ordering, manufacture, importation or delivery of such equipment; and
•	availability of specialized equipment and personnel to install and commission selected equipment.

Delays in construction or development of a project or periods of downtime or reductions in operations or efficiency that result from the above risks could have a material adverse effect on our business, results of operations, financial condition and share price. Remediation of an interruption or inefficiency in production capability could require us to make large expenditures to repair, replace or redesign equipment. All of these factors could have a material adverse effect on our business, results of operations, financial condition and share price.

11.           Health and safety

Our operations are subject to various health and safety laws and regulations that impose various duties on our operations relating to, among other things, worker safety and surrounding communities.  These laws and regulations also grant the authorities broad powers to, among other things, close unsafe operations and order corrective action relating to health and safety matters.  The costs associated with the compliance of such health and safety laws and regulations may be substantial and any amendments to such laws and regulations, or more stringent implementation thereof, could cause additional expenditure or impose restrictions on, or suspensions of, our operations.  We have made, and expect to make in the future, significant expenditures to comply with the extensive laws and regulations governing the protection of the environment, waste disposal, worker safety, mine development and protection of endangered and other special status species, and, to the extent reasonably practicable, create social and economic benefit in the surrounding communities.

12.           Cost estimates

We prepare budgets and estimates of cash costs and capital costs of production for each of our operations.  The main categories relate to material costs, personnel and contractor costs, energy costs and closure and reclamation costs.  However, despite efforts to budget and estimate such costs, as a result of the substantial expenditures involved in the development of mineral projects and the fluctuation of costs over time, development projects may be prone to material cost overruns.  Our actual costs may vary from estimates for a variety of reasons, including:

•	short-term operating factors;
•	revisions to mine plans;
•	risks and hazards associated with mining;
•	natural phenomena, such as inclement weather conditions, water availability, floods, and earthquakes; and
•	unexpected labour shortages or strikes.

Operational costs may also be affected by a variety of factors, including:

•	changing waste-to-ore ratios;
•	ore grade metallurgy;
•	labour costs;
•	cost of commodities, equipment and supplies;
•	general inflationary pressures; and
•	currency exchange rates.

Many of these factors are beyond our control.  Failure to achieve estimates or material increases in costs could have an adverse impact on our future cash flow, business, results of operations, financial condition and share price.

Furthermore, delays in the construction and commissioning of mining projects or other technical difficulties may result in even further capital expenditures being required.  Any delay in the development of a project, or cost overruns or operational difficulties once the project is fully developed, may have a material adverse effect on our business, results of operations and financial condition.

13.           Joint venture matters

Mining projects are often conducted through an unincorporated joint venture or an incorporated joint venture company.  Joint ventures often require unanimous approval of the parties or their representatives for certain fundamental decisions like an increase (or decrease) in registered capital, a merger, division, dissolution, amendment of the constitutional documents, and pledge of the joint venture assets, which means that each party to the joint venture has a right to veto any of these decisions, which could lead to a deadlock.  We are subject to a number of additional risks associated with joint ventures, including:

•	disagreement with a joint venture partner about how to develop, operate or finance the project;
•	that a joint venture partner may at any time have economic or business interests or goals that are, or become, inconsistent with our business interests or goals;
•	that a joint venture partner may not comply with the agreements governing our relationship with them;
•	disagreement with a joint venture partner over the exercise of such joint venture partner’s rights under the agreements governing our relationship;
•	the possibility that a joint venture partner may become insolvent;
•	the possibility that we may not be able to sell our interest in a joint venture if we desire to exit the joint venture; and
•	possible litigation with a joint venture partner over matters related to the project.

Some of our interests are through joint venture companies established under and governed by the laws of their respective countries.  See, for example, pages 32, 51, 54 and 59 for a details on our joint ventures in China.

Some of our joint venture partners or counterparties to shareholder agreements are state-sector entities and, like other state-sector entities, their actions and priorities may be dictated by government or other policies instead of purely commercial considerations.  Decisions of our joint venture partners or the counterparties to shareholder agreements may have an adverse effect on the results of our operations in respect of the projects to which the applicable joint venture relates.

14.           Reputational risk

Damage to Eldorado’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not.  Although we believe that we operate in a manner that is respectful to all stakeholders and take care in protecting our image and reputation, we do not have control over how we are perceived by others.  Any reputation loss could result in decreased investor confidence and increased challenges in developing and maintaining community relations which may have adverse effects on our business, results of operations, financial condition and share price.

See also “Community relations and social license” above.

15.           Human rights matters

Various international and national laws, codes, resolutions, conventions, guidelines and other provisions govern human rights, including rights with respect to the environment, health and safety surrounding our operations.  Many of these provisions impose obligations on government and companies to respect human rights and some provisions mandate that government consult with local and indigenous communities surrounding potential or operating projects regarding government actions which may affect local stakeholders, including actions to approve or grant mining rights or permits.

The obligations of government and private entities under the various international and national provisions pertaining to human rights continue to evolve and be defined.  One or more groups of people may oppose our current and future operations or further development or new development of projects or operations on human rights grounds.  Such opposition may be directed through legal or administrative proceedings or expressed in manifestations such as protests, roadblocks or other forms of public expression against Eldorado’s activities, and may have a negative impact on our reputation.

Opposition by such groups to our operations may require modification of, or preclude the operation or development of, projects or may require us to enter into agreements with such groups or local governments with respect to our projects, and in some cases, causing considerable delays to the advancement of our projects.  The occurrence of one or more of these risks could have a material adverse effect on our business, results of operations, financial condition and share price.

16.           Estimation of Mineral Reserves and Mineral Resources

Mineral Reserve and Mineral Resource estimates are only estimates and we may not produce gold in the quantities estimated.

Proven and Probable Mineral Reserve estimates may need to be revised based on various factors like:

•	actual production experience;
•	fluctuations in the market price of gold;
•	results of drilling or metallurgical testing;
•	production costs; and
•	recovery rates.

The cut-off grades for the Mineral Reserves and Mineral Resources are based on our assumptions about plant recovery, gold value, mining dilution and recovery, and our estimates for operating and capital costs, which are based on historical production figures.  We may have to recalculate our estimated mineral reserve and resources based on actual production or the results of exploration.  Fluctuations in the market price of gold, production costs or recovery rates can make it unprofitable for us to develop or operate a particular property for a period of time.  If there is a material decrease in our mineral reserve estimates, or our ability to extract the mineral reserves, it could have a material adverse effect on our future cash flow, business, results of operations, financial condition and share price.

There are uncertainties inherent in estimating Proven and Probable Mineral Reserves and Measured, Indicated and Inferred Mineral Resources, including many factors beyond our control.  Estimating Mineral Reserves and Resources is a subjective process.  Accuracy depends on the quantity and quality of available data and assumptions and judgments used in engineering and geological interpretation, which may be unreliable.  It is inherently impossible to have full knowledge of particular geological structures, faults, voids, intrusions, natural variations in and within rock types and other occurrences.  Failure to identify and account for such occurrences in our assessment of Mineral Reserves and Resources may make mining more expensive and cost ineffective, which will have a material adverse effect on our future cash flow, business, results of operations, financial condition and share price.

There is no assurance that the estimates are accurate, that Mineral Reserve and Resource figures are accurate, or that the Mineral Reserves or Resources can be mined or processed profitably.  Mineral Resources that are not classified as Mineral Reserves do not have demonstrated economic viability.  You should not assume that all or any part of the Measured Mineral Resources, Indicated Mineral Resources, or an Inferred Mineral Resource will ever be upgraded to a higher category or that any or all of an Inferred Mineral Resource exists or is economically or legally feasible to mine.

Because mines have limited lives based on Proven and Probable Mineral Reserves, we must continually replace and expand our Mineral Reserves and any necessary associated surface rights as our mines produce gold.

Our ability to maintain or increase annual production of gold and other metals will depend significantly on:

•	our mining operations
•	our ability to conduct successful exploration efforts; and
•	our ability to develop new projects and make acquisitions.

If we are unable to maintain or increase our annual production of gold and other metals, it could have an adverse effect on our business, results of operations, financial condition and share price.

17.           Occurrence of unpredictable geological factors

As we explore and develop a property, we are constantly determining the level of drilling and analytical work required to maintain or upgrade our confidence in the geological model.  Depending on continuity, the amount of drilling will vary from deposit to deposit.  The degree of analytical work is determined by the variability in the ore, the type of metallurgical process used and the potential for deleterious elements in the ore.  We do not drill exhaustively at all deposits or analyze every sample for every known element as the cost would be prohibitive.  Therefore, unknown geological formations are possible, which could limit our ability to access the ore or cut off the ore where we are expecting continuity.  It is also possible that we have not correctly identified all metals and deleterious elements in the ore in order to design metallurgical processes correctly.  If any of these risks occur, it could result in material that was previously expected to be mined not being mined or to reduced recovery or increased costs of recovery, which could have an adverse effect on our results of operations and financial condition.

See “Pre-stripping/stripping or underground development”.

18.           Natural phenomena

a.	Climate change

We recognize that climate change is an international and community concern which may affect our business and operations directly or indirectly.  Governments at all levels are moving towards enacting legislation to address climate change by regulating carbon emissions and energy efficiency, among other things.  Where legislation has already been enacted, regulation regarding emission levels and energy efficiency are becoming more stringent.  Costs associated with meeting these requirements can be offset by increased energy efficiency and technological innovation; however, there is no assurance that compliance with such legislation will not have an adverse effect on our business, results of operations, financial condition and share price.

Extreme weather events (such as prolonged drought, increased periods of snow and increased frequency and intensity of storms) have the potential to disrupt our operations and the transport routes we use.

Where appropriate, our facilities have developed emergency plans for managing extreme weather conditions; however, extended disruptions to supply lines could result in interruption to production which may adversely affect our business results of operations, financial condition and share price.

Our facilities depend on regular and steady supplies of consumables (diesel fuel, reagents etc.) to operate efficiently.  If the effects of climate change cause prolonged disruption to the delivery of, or otherwise effect the availability of essential commodities, or affect the prices of these commodities our production efficiency may be reduced which may have adverse effects on our business, results of operations, financial condition and share price.  See “Infrastructure, power and water” above.

b.	Health effects

We operate in a range of environments and our employees, contractors and suppliers are at risk of injury from our operations as well as disease or natural disasters.  If our workforce is affected by high incidence of injury or the occurrence of disease or natural disasters, the facilities and treatments may not be available in the jurisdictions in which we operate to the same standard that one would expect in Canada, which could have an effect on the availability of sufficient personnel to run our operations.  This could result in a period of downtime or we may be subject to an order to cease operations, which could have an adverse effect on our business, results of operations, financial condition and share price.

19.           Reclamation and long term obligations

We are required by various governments in jurisdictions in which we operate to provide financial assurance sufficient to allow a third party to implement approved closure and reclamation plans if we are unable to do so.  These laws are complex and vary from jurisdiction to jurisdiction.  The laws govern the determination of the scope and cost of the closure and reclamation obligations and the amount and forms of financial assurance required.

As of December 31, 2014, Eldorado has provided the appropriate regulatory authorities with $105 million in reclamation financial assurance for mine closure obligations in the various jurisdictions in which we operate.  The amount and nature of such financial assurance are dependent upon a number of factors, including our financial condition and reclamation cost estimates.  Changes to these amounts, as well as the nature of the collateral to be provided, could significantly increase our costs, making the maintenance and development of existing and new mines less economically feasible.  Regulatory authorities may require further financial assurance and, to the extent that the value of the collateral provided is or becomes insufficient to cover the amount that we are required to post, we could be required to replace or supplement the existing security with more expensive forms of security.  This could include cash deposits, which would reduce cash available for our operations and development activities.  There is no guarantee that we will be able to maintain or add to current levels of financial assurance as we may not have sufficient capital resources to further supplement our existing security.

Although we have currently made provision for certain of our reclamation obligations, there is no assurance that these provisions will be adequate in the future.  Failure to provide the required financial assurance for reclamation could potentially result in the closure of one or more of our operations, which could result in a material adverse effect on our business, results of operations, financial condition and share price.

20.           Use and transport of regulated substances

The transportation and use of certain substances that we use in our operations are regulated by the government in the jurisdictions in which we operate.  Two obvious examples are explosives and cyanide.  Regulations may include:

•	restricting where the substance can be purchased;
•	requiring a certain government department to handle the purchase and transport of the substances;
•	restricting the amount of these substances that can be kept on site at any time;
•	restricting where and how the materials may be stored; and
•	monitoring of the use of the product at site.

Eldorado is a signatory to the Cyanide Code, which commits us to mandating that our sites adhere to recognized best practice for the purchase, transportation, use and disposal of cyanide.  Our signatory sites are audited every three years to assess continued compliance.  While we have a good understanding of the restrictions in the various jurisdictions, these laws may change, or the responsible parties within the government may change or not be available at a critical time when they are required to be involved in our process.  This may result in delays in normal operation, or downtime, and may have an effect on our operating results in more extreme cases.

SECTION II                                           EXPLORATION RISKS (in addition to applicable general operational risks)

1.	Exploration efforts

Gold and other metal exploration is highly speculative in nature, involves many risks and is often not productive; there is no assurance that we will be successful in our gold exploration efforts.

Our ability to increase mineral reserves is dependent on a number of factors, including the geological and technical expertise of our management and exploration teams, the quality of land available for exploration and other factors.  Once gold mineralization is discovered, it can take several years of exploration and development before production is possible, and the economic feasibility of production can change during that time.

Substantial expenditures are required to carry out exploration and development activities to establish proven and probable mineral reserves and determine the optimal metallurgical process to extract the metals from the ore.

Once we have found ore in sufficient quantities and grades to be considered economic for extraction, metallurgical testing is required to determine whether the metals can be extracted economically.  There may be associated metals or minerals that make the extraction process more difficult.  This would include graphite bearing minerals if we are trying to extract using cyanide and carbon to recover the gold.  There may be minerals that behave like the precious metals that we are trying to recover that make the downstream metallurgical process more difficult.  For instance, arsenic is often associated with gold, but requires a special process to be used in the smelter, which increases the treatment cost, or requires that the smelter uses blending of the high arsenic material with other lower arsenic materials to complete the smelting process.  Any of these instances may result in us having problems developing a process that will allow us to extract the ore economically.  Alternatively, the ore may not be as valuable as we anticipate due to the lower recoveries received or the penalties associated with extraction of deleterious materials that are sold as part of the saleable product.

There is no assurance that our exploration programs will expand our current mineral reserves or replace them with new mineral reserves.  Failure to replace or expand our mineral reserves could have an adverse effect on us.

SECTION III                                           DEVELOPMENT & MINING OPERATION RISKS (in addition to general operational risks)

1.	Costs of development projects

Substantial expenditures are required to build mining and processing facilities for new properties.  The capital expenditures and time required to develop new mines are considerable and changes in cost or construction schedules can significantly increase both the time and capital required to build the project.  The project development schedules are dependent on obtaining the governmental approvals necessary for the operation of a project, and the timeline to obtain these government approvals is often beyond our control.

It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, resulting in delays and requiring more capital than anticipated.  As a result of the substantial expenditures involved in development projects, developments are prone to material cost overruns.

Mine development projects typically require a number of years and significant expenditures during the development phase before production is possible.

Development projects depend on successfully completing feasibility studies and environmental assessments, obtaining the necessary government permits and receiving adequate financing.  Economic feasibility is based on several factors, including:

•	estimated mineral reserves;
•	anticipated metallurgical recoveries;
•	environmental considerations and permitting;
•	future gold prices;
•	anticipated capital and operating costs for the projects; and
•	timely execution of development plan.

Development projects have no operating history to base estimated future production and cash operating costs on.  With development projects in particular, estimates of proven and probable mineral reserves and cash operating costs are largely based on:

•	interpreting the geologic data obtained from drill holes and other sampling techniques;
•	feasibility studies that derive estimated cash operating costs based on:
•	the expected tonnage and grades of ore to be mined and processed;
•	the configuration of the ore body;
•	expected recovery rates of gold from the ore;
•	estimated operating costs; and
•	anticipated climate conditions and other factors.

It is therefore possible that actual cash operating costs and economic returns will differ significantly from what we estimated for a project before starting production.  Many events could affect the profitability or economic feasibility of a project, including the following, among others:

•	unanticipated changes in grade and tonnage of ore to be mined and processed;
•	unanticipated adverse geotechnical conditions;
•	unanticipated operational problems;
•	unanticipated metallurgical recovery problems;
•	incorrect data on which engineering assumptions are made;
•	costs of constructing and operating a mine in a specific environment;
•	availability of labour;
•	availability and costs of processing and refining facilities;
•	availability of economic sources of power;
•	adequacy of water supply;
•	availability of surface tenure to locate processing and refining facilities;
•	adequate access to the site, including competing land uses (such as agriculture and illegal mining);

•	unanticipated transportation costs;
•
government regulations including, but not limited to, regulations with respect to prices, royalties, duties, taxes, permitting, restrictions on production, quotas on exportation of minerals, as well as the costs of protection of the environment and agricultural lands;

•	fluctuations in gold prices;
•	accidents, labour actions and force majeure events; and
•	community and non-governmental organizational action.

It is not unusual for new mining operations to experience unexpected problems during the start-up phase, and delays can often happen when production begins.  In the past, we have adjusted our estimates based on changes to our assumptions and actual results.

Our production, capital and operating cost estimates for development projects are based on certain assumptions.  We use these estimates to establish our mineral reserve estimates but our cost estimates are subject to significant uncertainty as described above.  Actual results for our projects will likely differ from current estimates and assumptions, and these differences can be material.  The experience we gain from actual mining or processing operations can also identify new or unexpected conditions that could reduce production below our current estimates, or increase our estimated capital or operating costs.

If actual results fall below our current estimates, it could have a material adverse effect on our business, results of operations, financial condition and share price.

2.	Contractors

We may engage a number of different contractors during the development and construction phase of a project, including pursuant to lump sum contract for specified services or through a range of engineering, procurement, construction and management contract options, depending on the type and complexity of work that is being undertaken, and the level of engineering that has been completed when the contract is awarded.  Depending on the type of contract and the point at which it is awarded, there is potential for variations to occur within the contract scope, which could take the form of extras that were not considered as part of the original scope or change orders.  These changes may result in increased capital costs.  Similarly, we may be subject to disputes with contractors on contract interpretation, which could result in increased capital costs under the contract or delay in completion of the project if a contract dispute interferes with the contractor’s efforts on the ground.

3.	Pre-stripping/stripping or underground development

Mining of mineral bearing material requires removal of waste material prior to gaining access to and extracting the valuable material.  Depending on the location of the ore, this may entail removing material above the ore in an open pit situation (pre-stripping), or developing tunnels underground to gain access to deeper material.  Where possible, this material is then generally used elsewhere in the project site for construction of site infrastructure.

As a project is developed, a plan is put forward to complete the pre-strip or required underground development so that mining of ore can commence in line with the overall schedule to feed ore to the process plant at the right time.  The degree of pre-strip in an open pit is based on selected drilling, which may result in adjustments to the orebody model and a requirement for more or less pre-stripping to be completed.  This may result in a deficit of material required to complete other earthworks around the project site, such as tailings facilities, or an increase in the pre-strip requirements prior to mining commencing.

Similarly, with underground development, the mining method and design is based on an amount of drilling that will be increased during normal operations.  As work continues, there may be ground conditions that are exposed that cause a change in the mine design or direction of the underground development.  Either of these occurrences could result in more or less material that can be used for other site projects, if so designed and could also result in delay in start-up of continuous production.  This may result in lower revenues while the project ramps up to normal operating rates.

See “Occurrence of unpredictable geological factors”.

4.	Extraction

A number of factors can affect our ability to extract ore efficiently in the quantities that we have budgeted, including, but not limited to:

•	ground conditions
•	geotechnical conditions
•	pit slope angles
▪	rock characteristics (faults, fractured zones, angle of shear)
•	hydrogeological conditions
▪	water in rock
▪	ground water table.
•	geological conditions
•	variability of grade / waste boundaries
•	degree of fracture in rock / mine ability
•	chemical effects
•	acidity of Mined Material (ore and waste)
•	efficiency
•	reliability of equipment
•	management of mining process
•	scheduling
•	limitations on ability to mine where you want

These factors may result in a less than optimal operation and lower throughput or lower recovery, which may have an affect our production schedule.  Best efforts are made to review and asses the risks related to extraction and to put appropriate mitigating measures in in place; however, there is no assurance that we have foreseen and / or accounted for every possible factor that might cause the project to be delayed, which could have an effect on business, results of operations, financial condition and share price.

5.	Processing

A number of factors could affect our ability to process ore in the tonnages we have budgeted, the quantities of the metals deleterious materials that we recover and our ability to efficiently handle material in the volumes budgeted, including, but not limited to:

•	the presence of oversize material at the crushing stage;
•	material showing breakage characteristics different to those planned;
•	material with grades outside of planned grade range;
•	sub-optimal ore mixture in terms of ancillary analytics, such as sulphur grade;
•	the presence of deleterious materials in different ratios than expected;
•	material drier or wetter than expected, due to natural or environmental effects; and
•	viscosity / density different than expected.

The occurrence of any of the above could affect our ability to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process ore, concentrate and tailings as planned.  This may result in lower throughput, lower recoveries, more downtime or some combination of all three.  While minor issues of this nature are part of normal operations, there is no assurance that conditions will not worsen and have an adverse effect future cash flow, results of on our operations and financial condition.

6.	Waste disposal

As ore is extracted and processed, waste material that does not contain sufficient quantities of metal to warrant further processing is disposed of in waste dumps on surface or placed underground as part of rock fill.  Waste material may be stored as wet material in a dam on surface, filtered and dried for placement in a surface facility or mixed with cement and used underground as structural fill.  A number of factors can affect our ability to successfully dispose of waste material in the form that is optimal for our operations, including, but not limited to:

•	access to suitable locations due to permitting or other restrictions;
•	requirements to encapsulate acid-generating material;
•	milled material being ground too fine and requiring further treatment; and
•	sufficient infrastructure required to place material underground in the right locations.

If issues with any of the above items occur, the normal discharge or placement process may be affected, requiring us to alter existing plans.  While minor issues of this nature are part of normal operations, there is no assurance that conditions will not worsen and have an adverse effect on our future cash flow, results of operations and financial condition.

7.	Security

The safety and security of our employees and associated contractors is of prime importance to the Company.  Various security problems may occur in any of the jurisdictions in which we operate.  We are at risk from incursions by third parties.  We endeavour to take appropriate actions to protect against such risks, which may affect our operations and incur further costs.

Although our policies require that our security personnel act in ways that recognize best practices, including respect for human rights, there is a risk that individuals will breach these policies, and such breaches may have an adverse effect on our business, results of operations, financial condition and share price.   See “Human rights matters” above.

8.	Production and cost estimates

Estimates of total future production and costs for our mining operations are based on our five-year mining plans.  These estimates can change, or we might not achieve them, which could have a material adverse effect on any or all of our future cash flow, business, results of operations, financial condition and share price.

Our plans are based on, among other things, our mining experience, reserve estimates, assumptions about ground conditions and physical characteristics of ores (such as hardness and the presence or absence of certain metallurgical characteristics) and estimated rates and costs of production.  Our actual production and costs may be significantly different from our estimates for a variety of reasons, including the risks and hazards discussed above and in General Operational Matters, and:

•	actual ore mined varying from estimates in grade, tonnage and metallurgical and other characteristics;
•	mining dilution;
•	ground conditions including, but not limited to, pit wall failures or cave-ins;
•	industrial accidents and environmental incidents;
•	changes in power costs and potential power shortages;
•	imposition of a moratorium on our operations;
•	shortages of and timing delays of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants;
•	litigation;
•	shipping interruptions or delays; and
•	unplanned maintenance.

Any of these events could result in damage to mineral properties, property belonging to us or others, interruptions in production, injury or death to persons, monetary losses and legal liabilities.  This could cause a mineral deposit to become unprofitable, even if it was mined profitably in the past.

Production estimates for properties not yet in production, or in production and slated for expansion, are based on similar factors (including feasibility studies prepared by our personnel or by third party consultants, in some instances), but it is possible that actual cash operating costs and economic returns will differ significantly from our current estimates.  It is not unusual for new mining operations to experience unexpected problems during the start-up phase and delays in production can often happen.

Any decrease in production, or change in timing of production or the prices we realize for our gold, will directly affect the amount and timing of our cash flow from operations.  A production shortfall or any of these other factors would change the timing of our projected cash flows and our ability to use the cash to fund capital expenditures, including spending for our projects.

9.	Operational risks and hazards

Our operations face a number of risks and hazards including among, other things:

•	discharge of pollutants or hazardous chemicals;
•	industrial accidents and injuries;
•	failure of processing and mining equipment;
•	labour disputes and labour shortages;
•	community and non-governmental organization action;
•	unusual or unexpected geologic formations or other geological or grade problems;
•	unanticipated changes in metallurgical characteristics and gold and metal recovery;
•	unanticipated ground or water conditions;
•	cave-ins, pit wall failures, flooding, rock bursts and fire; and
•	unfavorable operating conditions.

These risks could result in damage or destruction of mineral properties or processing facilities, personal injury or death, loss of key employees, environmental damage, delays in mining, monetary losses and possible legal liability.  These liabilities can be very costly and could have a material adverse effect on our future cash flow, business, results of operations, financial condition and share price.

SECTION IV                                           FINANCIAL RISKS

1.	Unavailability of capital / inadequate income

a.	Limited access to equity markets

We are exposed to financing risks associated with funding our share of capital programs at Eldorado’s projects.  We have historically minimized this risk by diversifying our funding sources, which include credit facilities and cash flow from operations.  In addition, we believe that the Company has the ability to access public debt and equity markets given our asset base and current credit ratings; however, such market access may become restricted and, if we are unable to access capital when required, it may have a material adverse effect on us.

b.	Dilutive equity financing

Future acquisitions could be made through the issuance of equity securities of Eldorado Gold.  Additional funds may be needed for our exploration and development programs and potential acquisitions, which funds could be raised through equity issues.  Issuing more equity securities can substantially dilute the interests of our shareholders.  Issuing substantial amounts of our securities, or making them available for sale, could have an adverse effect on the prevailing market prices for our securities.  A decline in the market price could hamper our ability to raise additional capital through the sale of securities.

2.	Metal price volatility

The profitability of our operations is significantly affected by changes in gold and other metal prices.

Gold and metal prices can fluctuate widely and are influenced by many factors beyond our control, including but not limited to:

•	industrial demand;
•	varying levels of investment demand;
•	demand from the jewelry industry;
•	inflation and the expected rate of inflation;
•	strength of the US dollar and other currencies;
•	interest rates;
•	political and economic events (global and regional);
•	production and cost levels in major gold-producing regions like South Africa and China;

•	speculative activities including short term trading in gold and gold derivatives (causing rapid short-term changes in the price of gold);
•	gold and financial market volatility and other market factors;
•	producer hedging;
•	central bank purchases and sales of gold and gold lending; and
•	official pricing in certain countries.

The supply of gold is made up of new production from mining, and existing stocks of bullion, scrap and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals.

Between 2011 and the date of this AIF, the price of gold as quoted on the London Bullion Market ranged from a low of $608 to a high of $1,895 per ounce, based on the PM fixing price for gold

We have used a price range between $1,000 and $1,250 per ounce Au in the mineral reserve and resource estimates for our projects.  There is no assurance that these numbers are an accurate reflection of future gold prices.  Using significantly lower gold prices in the reserve calculations and life-of-mine plans, would result in lower mineral reserve and resource estimates, and may result in material write-downs of our investment in mining properties and higher amortization, reclamation and closure charges.

If metal prices decline significantly, or decline for an extended period of time, we might not be able to continue our operations, develop our properties, or fulfill our obligations under our permits and licenses, or under our agreements with our partners.  This could result in losing our interest in some or all of our properties, or being forced to sell them, which could have a negative effect on our business, results of operations, financial condition and share price.

3.	Indebtedness and financing risks

As at December 31, 2014, we have approximately $604 million of total debt.  Our maintenance of substantial levels of debt could adversely affect our business, results of operations, financial condition and share price and could adversely affect our flexibility to take advantage of corporate opportunities.

We have not historically maintained substantial levels of indebtedness.  The higher level of long term indebtedness could have important consequences, including:

•
limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements, or requiring us to make non-strategic divestitures;

•
requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions, dividends and other general corporate purposes;

•	increasing our vulnerability to general adverse economic and industry conditions;
•	limiting our flexibility in planning for and reacting to changes in the industry in which we compete;
•	placing us at a disadvantage compared to other, less leveraged competitors;
•	increasing our cost of borrowing; and
•	putting us at risk of default if we do not service or repay this debt in accordance with applicable covenants.

While neither our articles nor our by-laws limit the amount of indebtedness that we may incur, the level of our indebtedness under the Indenture as well as the Senior Credit Facility from time to time could impair our ability to obtain additional financing in the future on a timely basis, or at all, and to take advantage of business opportunities that may arise, thereby potentially limiting our operational flexibility as well as our financial flexibility.

a.	Current and future operation restrictions

Our Senior Credit Facility and the Indenture contain certain restrictive covenants that impose significant operating and financial restrictions on us.  In some circumstances, the restrictive covenants may limit our operating flexibility and our ability to engage in actions that may be in our long-term best interest, including, among other things, restrictions on our ability to:

•	incur additional indebtedness and guarantee indebtedness;
•	pay dividends or make other distributions or repurchase or redeem our capital stock;
•	prepay, redeem or repurchase certain debt;
•	make loans and investments;
•	sell, transfer or otherwise dispose of assets;
•	incur or permit to exist certain liens;
•	enter into transactions with affiliates;
•	undertake certain acquisitions;
•	complete certain corporate changes;
•	enter into certain hedging arrangements;
•	enter into agreements restricting our subsidiaries’ ability to pay dividends; and
•	consolidate, amalgamate, merge or sell all or substantially all of our assets.

In addition, the restrictive covenants in our Senior Credit Facility contain certain restrictions on us and require us to maintain specified financial ratios and satisfy other financial condition tests.  Our ability to meet those financial ratios and tests can be affected by events beyond our control.  These restrictions could limit our ability to obtain future financing, make acquisitions, grow in accordance with our strategy or secure the needed working capital to withstand future downturns in our business or the economy in general, or otherwise take advantage of business opportunities that may arise, any of which could place us at a competitive disadvantage relative to our competitors that may have less debt and are not subject to such restrictions.  Failure to meet these conditions and tests could constitute events of default under the Senior Credit Facility and indenture.

b.	Change of control

Upon the occurrence of specific kinds of change of control events, we will be required to offer to repurchase all outstanding notes at 101% of their principal amount, plus accrued and unpaid interest to the purchase date.  Additionally, under our Senior Credit Facility, a change of control (as defined therein) will constitute an event of default that permits the lenders to accelerate the maturity of borrowings under the credit agreement and terminate their commitments to lend.

The source of funds for any purchase of the notes and repayment of borrowings under our Senior Credit Facility would be our available cash or cash generated from our subsidiaries’ operations or other sources, including borrowings, sales of assets or sales of equity.  We may not be able to repurchase the notes upon a change of control because we may not have sufficient financial resources to purchase all of the debt securities that are tendered upon a change of control and repay any of our other indebtedness that may become due.  We may require additional financing from third parties to fund any such purchases, and we may be unable to obtain financing on satisfactory terms or at all.  Further, our ability to repurchase the notes may be limited by law.  In order to avoid the obligations to repurchase the notes and events of default and potential breaches of the credit agreement governing our Senior Credit Facility, we may have to avoid certain change of control transactions that would otherwise be beneficial to us.

c.	Interest rate risk

Borrowings under our Senior Credit Facility are at variable rates of interest and any borrowings would expose us to interest rate cost and interest rate risk.  If interest rates increase, our debt service obligations on the variable rate indebtedness will increase even though the amount borrowed remained the same, and our net income and cash flows, including cash available for servicing our indebtedness, will correspondingly decrease.  In the future, we may enter into interest rate swaps that involve the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility.  However, we may not maintain interest rate swaps with respect to all of our variable rate indebtedness, and any swaps we enter into may not fully mitigate our interest rate risk.

d.	Liquidity

We are exposed to liquidity risks in meeting our operating and capital expenditure requirements if we cannot maintain our cash positions, or appropriate financing is not available.

We may be unable to secure loans and other credit facilities in the future, and on terms we believe are favorable.

The global financial conditions in the last few years resulted in many financial institutions going into bankruptcy or being rescued by government authorities.  Any cash deposits we have with financial institutions are therefore at risk.  If we are unable to access sufficient capital when required, it may have an adverse effect on our business, results of operations, financial condition and share price.

e.	Debt service obligation

Our ability to make scheduled payments on or refinance our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control.  We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness.  We may not be able to effect any such alternative measures, if necessary, on commercially reasonable terms or at all and, even if successful, those alternatives may not allow us to meet our scheduled debt service obligations.  Our Senior Credit Facility and the Indenture may restrict our ability to dispose of assets and use the proceeds from those dispositions and may also restrict our ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due.  We may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due.

Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, would materially and adversely affect our business, results of operations and our ability to satisfy our obligations and our debt instruments.

Furthermore, as our funds are used to develop projects in foreign jurisdictions through foreign subsidiaries, there may be restrictions on our foreign subsidiaries’ ability to repay or provide returns to Eldorado Gold which could hinder our ability to service our indebtedness or fulfill our business plans.

f.	Default on obligations

A breach of the covenants under our Senior Credit Facility, the Indenture or our other debt instruments could result in an event of default under the applicable indebtedness.  Such a default may allow the creditors to accelerate the related debt and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies.  In addition, an event of default under our Senior Credit Facility would permit the lenders thereunder to terminate all commitments to extend further credit under that facility.  Furthermore, if we are unable to repay any amounts due and payable under our Senior Credit Facility, those lenders could proceed against the collateral granted to them to secure such indebtedness.  If our lenders or noteholders accelerate the repayment of our borrowings, we may not have sufficient assets to repay that indebtedness.

If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we otherwise fail to comply with the various covenants in our debt instruments, which could cause cross-acceleration or cross-default under other debt agreements, we could be in default under the terms of the agreements governing such other indebtedness.  If such a default occurs:

•
the holders of the indebtedness may be able to cause all of our available cash flow to be used to pay the indebtedness and, in any event, could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest; or

•	we could be forced into bankruptcy, or liquidation or restructuring proceedings.

If our operating performance declines, we may in the future need to amend or modify the agreements governing our indebtedness or seek concessions from the holders of such indebtedness.  There is no assurance that such concessions would be forthcoming.

4.	Foreign currency and foreign exchange

We operate in a number of jurisdictions outside of North America and incur certain expenses in foreign currencies.  We currently receive revenue from operations in US dollars but incur a significant portion of our operating expenses and costs in foreign currencies, each of which fluctuate in value and are subject to their own country's political and economic conditions.

We are subject to fluctuations in the exchange rates between the US dollar and these currencies.  This can have a material effect on our future cash flow, business, results of operations, financial condition and share price and lead to higher construction, development and other costs than anticipated.  We do not currently hedge currency exchange risks, although we may do so from time to time in the future.

See also "Hedging activities" below.

5.	Tax matters

We operate in a number of countries, each of which has its own tax regime that we are subject to.  The tax regime and the enforcement policies of tax administrators in each of these countries are complicated and may change from time to time, which is beyond our control.  Our investments into these countries, importation of goods and material, land use, expenditures, sales of gold and other products, income, repatriation of money and all other aspects of our investments and operations can be taxed, and there is no certainty as to which areas of our operations will be assessed or taxed from time to time or at what rates.

Our tax residency and the tax residency of our subsidiaries are affected by a number of factors, some of which are outside of our control, including the application and interpretation of the relevant tax laws and treaties.  If we or our subsidiaries are ever assessed to be a non-resident in the jurisdictions that we or our subsidiaries report or are otherwise assessed, or are deemed to be resident (for the purposes of tax) in another jurisdiction, we may be liable to pay additional taxes.  In addition, we have entered into various arrangements regarding the sale of mineral products which may be subject to unexpected tax treatment.  If such taxes were to become payable, this could have a material adverse effect on our business, results of operations, financial condition and share price.

We structure, and restructure from time to time, our corporate organization in a commercially efficient manner and if any such planning effort is considered by a taxation authority to constitute tax avoidance, then this could result in increased taxes and tax penalties which could have a material adverse effect on our financial condition.

New laws and regulations or amendments to laws, regulations or enforcement policy relating to tax laws or tax agreements with governmental authorities, if proposed and enacted, may affect our current financial condition and could result in higher taxes being payable by us.  There is no assurance that our current financial condition will not change in the future due to such changes.

6.	Global economic environment

Recent market events and conditions, including disruptions in the international credit markets and other financial systems and deteriorating global economic conditions, could increase the cost of capital or impede our access to capital.

Recent economic events have created uncertainty in global financial and equity markets.  The global debt situation has caused increased global political and financial instability resulting in downward price pressure for many asset classes and increased volatility and risk spreads.

These disruptions could make it more difficult for us to obtain capital and financing for our operations, or increase the cost of it, among other things.  If we do not raise capital when we need it, or access it on reasonable terms, it could have a material adverse effect on our business, results of operations, financial condition and share price.  These and other related factors can lead to lower longer term asset values, which can result in impairment losses.

If the current economic conditions persist or worsen, it could lead to increased political and financial uncertainty, which could result in regime or regulatory changes in the jurisdictions in which we operate.  High levels of volatility and market turmoil could have an adverse effect on our business, results of operations, financial condition and share price.

Our acquisition of European Goldfields increased our presence in Greece significantly. Over the past few years, the Greek economy experienced a downturn that is ongoing. In addition, the implementation of a stabilization program agreed to by the Greek government has been the source of protest and civil unrest in the country. The long-term and short-term effects of such a position are relatively unknown.

The state of the Greek economy has raised concerns about the risks of Greece defaulting on its debt and there is no assurance that the current economic situation could not get worse or that Greece does not adopt regulatory or political changes which may negatively affect our current and future operations and plans in Greece.

See “Geopolitical climate” above.

7.	Repatriation of funds

We expect to generate cash flow and profits at our foreign subsidiaries, and we may need to repatriate funds from those subsidiaries to service our indebtedness or fulfill our business plans, in particular in relation to ongoing expenditures at our development assets.  We may not be able to repatriate funds, or we may incur tax payments or other costs when doing so, as a result of a change in applicable law or tax requirements at local subsidiary levels or at the Eldorado Gold level, which costs could be material.

For example, foreign exchange transactions in China (including the repatriation of investment returns and capital) continue to be subject to foreign exchange controls. We can repatriate our profits and dividends in foreign currency but cannot repatriate our capital unless it has been approved by the Chinese State & Administration of Foreign Exchange.

8.	Hedging activities

Companies use hedging activities to protect against fluctuations in the prices of gold, other metals and other commodities, and to minimize the effect that declines in prices can have on future cash flow, results of operations and financial condition over a period of time.

We currently do not have any long term gold hedges or other commodity hedges, but we may hedge in the future.  While hedging can protect us from declining prices, it can also limit the price we realize when prices are increasing.

We currently do not have any currency or interest rate hedges, but we may hedge in the future.  Currency and interest rate fluctuations can have an adverse effect on our future cash flow, results of operations and financial condition.

The Company has a risk management policy that includes hedging its foreign exchange exposure to reduce the risk associated with currency fluctuations.  We currently do not have any currency hedges, but we may hedge in the future.

There is no assurance that any hedges that are put in place will mitigate these risks or that they will not cause us to experience less favourable economic outcomes than we would have experienced if we had no hedges in place.

9.	Dividends

While we have initiated a policy for the payment of dividends on common shares of Eldorado Gold, there is no certainty as to the amount of any dividend or that any dividend may be declared in the future.

10.	Compensation risks

a.	Pension risks

Our pension plan for named executives is a defined benefit plan, which guarantees that participants will receive certain benefit amounts.  We use various actuarial assumptions to estimate our obligations and expenses, including a long-term estimate of the expected rate of return on plan assets, the discount rate, the rate of salary escalation and the average remaining service period of active employees expected to receive benefits.  If any of these assumptions are incorrect or there is a material change in the facts that they are based on, we may have increased liabilities that are currently unaccounted for.

11.	Financial reporting risks

a.	Carrying value of assets

The carrying value of our assets is compared to our estimates of their estimated fair value to assess how much value can be recovered based on current events and circumstances.  Our fair value estimates are based on numerous assumptions and are adjusted from time to time and the actual fair value, which also varies over time, could be significantly different than these estimates.

If there are no mitigating valuation factors and we do not achieve our valuation assumptions, or we experience a decline in the fair value of our reporting units, it could result in an impairment charge, which could have an adverse effect on us.

b.           Change in reporting standards

Changes in accounting or financial reporting standards may have an adverse impact on our financial condition and results of operations in the future.

12.	Mark to market risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates.  The majority of the Company’s debt is in the form of notes with a fixed interest rate of 6.125%.  Our current financial assets and financial liabilities are generally not exposed to interest rate risk because of their short-term nature, but this could change in the future.

SECTION V                                CORPORATE RISKS

1.	Risks related to growth

a.	Risks related to acquisitions

i.           Sourcing merger and acquisition targets and projects

Although we actively seek acquisition opportunities that fit with our acquisition and growth strategy, we are not certain that we will be able to identify suitable candidates that are available at a reasonable price, complete any acquisition, or integrate any business into our operations successfully.  Acquisitions can involve a number of special risks, circumstances or legal liabilities, which could have a material adverse effect on our business, results of operations, financial condition and share price.

Acquisitions may be made by using available cash, incurring debt, issuing common shares or other securities, or any combination of these.  This could limit our flexibility to raise capital, to operate, explore and develop our properties and make other acquisitions, and it could further dilute and decrease the trading price of our common shares.  When we evaluate a potential acquisition, we cannot be certain that we will have correctly identified and managed the risks and costs inherent in that business.

We have discussions and engage in other activities with possible acquisition targets from time to time, and each of these activities could be in a different stage of development.  There is no assurance that any potential transaction will be completed and the target integrated with our operations, systems, management and culture successfully in an efficient, effective and timely manner or that the expected bases or sources of synergies will in fact produce the benefits anticipated.  In addition, synergies assume certain long term realized gold and other metals prices.  If actual prices are below such assumed prices, this could adversely affect the synergies to be realized.  If we do not successfully manage our acquisition and growth strategy, it could have a material adverse effect on our business, results of operations, financial condition and share price.

ii.           Impact on growth and financial condition

We continue to pursue opportunities to acquire advanced exploration assets that are consistent with our strategy.  At any given time, discussions and activities with respect to such possible opportunities may be in process on such initiatives, each at different stages of due diligence.  From time to time, we may acquire securities of, or an interest in, companies and we may enter into acquisitions or other transactions with other companies.

Transactions involving acquisitions have inherent risks, including:

•	accurately assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of potential acquisitions;
•	limited opportunity for due diligence;
•	ability to achieve identified and anticipated operating and financial synergies;
•	unanticipated costs, liabilities and write-offs;
•	diversion of management attention from existing business;
•	potential loss of our key employees or the key employees of any business we acquire;
•	unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying the acquisition;
•	decline in the value of acquired properties, companies or securities; and
•	the possibility that indemnification agreements with sellers (if any) may be unenforceable or insufficient to cover potential liabilities.

Any of these factors or other risks could result in us not realizing the benefits anticipated from acquiring other properties or companies, and could have a material adverse effect ability to grow and on our business, results of operations, financial condition and share price.

iii.           Unknown liabilities

As a result of our acquisitions, we have assumed liabilities and risks.  While we conduct due diligence with respect to acquisitions of companies and assets, there may be liabilities or risks, including liabilities related to the prior operation of the business acquired, that we failed, or were unable, to discover in the course of performing our due diligence investigations, which may be significant.  Any such liabilities, individually or in the aggregate, could have a material adverse effect on our business, financial condition and share price.

iv.            Evaluating merits or risks

Due to the nature of certain proposed transactions, it is possible that shareholders may not have the right to evaluate the merits or risks of any future acquisition, except as required by applicable laws and stock exchange rules.

v.           Portfolio of development projects

As part of our strategy, we will continue our efforts to develop new projects.  We may not realize the benefits of our large portfolio of projects.  A number of risks and uncertainties are associated with the development of these types of projects, including political, regulatory, design, construction, labour, operating, technical and technological risks, uncertainties relating to capital and other costs and financing risks.  Such risks may cause us to re-evaluate and realign or business objectives from time-to-time, including considering disposition of certain assets.

We may be subject to significant permitting, completion risks and capital cost increases associated with an expansion of our operations and our portfolio of development projects.

If there are significant delays in the permitting or completion of projects and / or their capital costs are significantly higher than estimated, these events could have a significant adverse effect on our future cash flow, business, results of operations, financial condition and share price.

As a consequence our large portfolio of development projects, we will be subject to significant additional capital requirements associated with permitting and regulatory work, development costs and expanded operations.  The capital costs necessary to develop the projects could be significantly above our estimates.  Such capital cost overruns could have a significant adverse effect on our results of operation and financial condition.

b.	Limited capital

We estimate our current financial resources to be sufficient to support our currently planned exploration and development programs, however, additional capital may be needed for further exploration, development and construction of mineral projects.  If we decide to proceed to production on a development project for which funding has not yet been identified or sourced, then a significant amount of capital may be needed for project engineering and construction.  As a result, the continuing exploration and development of our properties may depend on our ability to obtain financing through joint ventures, debt financing, equity financing or other means.  There is no assurance that we will be successful in obtaining such financing at all, or on terms we find acceptable.

2.	Foreign investments and operations

Most of our activities and investments are in foreign countries including operations and / or exploration and development projects in Brazil, China, Greece, Romania and Turkey.

These investments are subject to risks normally associated with conducting business in foreign countries.  Some risks are more prevalent in less developed countries or those with emerging economies, including:

•	uncertain political and economic environments;
•	risks of war, regime changes and civil disturbances or other risks that can:
•	limit or disrupt a project;
•	restrict the movement of funds;
•	deprive contract rights; or
•	result in property loss by nationalization or expropriation with or without compensation;
•	risk of adverse changes in laws or policies of particular countries, including government royalties;
•	increases or changes in foreign taxation;
•	delays in or the inability to obtain necessary government permits, approvals and consents;
•	limitations on ownership and repatriation of earnings;

•	possible imposition of foreign ownership limits;
•	foreign exchange controls and currency devaluations;
•	import and export regulations, including restrictions on exporting gold;
•
disadvantages of competing against companies from countries that are not subject to Canadian and US laws, including laws relating to corrupt foreign practices and restrictions on the ability to pay dividends offshore;

•	disease and other potential endemic health issues;
•	unfavorable social benefits and labour requirements;
•	exposure to NGO’s activities; and
•	exposure to occupation of our project sites for political or other purposes.

In all jurisdictions where we operate, we are regarded as a foreign entity and consequently we may be subject to greater restrictions and requirements in these jurisdictions.  The occurrence of any of these risks could have a material adverse effect on our business, results of operations, financial condition and share price.

See also “Resource nationalism and foreign ownership restrictions” and “Geopolitical climate” above. For additional information see page 36 and 49 of this AIF.

3.	Regulatory requirements

Regulatory requirements have a significant impact on our mining operations, and can have a material adverse effect on our future cash flow, business, results of operations, financial condition and share price.

We have operations in a number of jurisdictions outside of North America, mainly in Brazil, China, Greece, Turkey, and Romania.  The laws in each of these countries are significantly different, and they can change.  Mining operations, development and exploration activities are subject to extensive laws and regulations governing among other things:

•	prospecting;
•	development;
•	production;
•	imports and exports;
•	taxes;
•	mineral tenure, land title and land use;
•	labour standards;
•	occupational health;
•	environmental monitoring;
•	water management including access and use, quality control and containment;
•	restrictions on use of chemicals and exposures;
•	waste disposal;
•	environmental protection and remediation;
•	sustainability and community relations;
•	foreign corrupt practices;
•	protection of endangered and protected species;
•	mine safety; and
•	toxic substances.

Mining is subject to potential risks and liabilities associated with pollution and the disposal of waste products from mineral exploration and production.  Costs for discovering, evaluating, planning, designing, developing, constructing, operating, closing and remediating our mines and other facilities in compliance with these laws and regulations are significant.  In some jurisdictions, forms of financial assurance are required as security for reclamation activities.  The cost of our reclamation activities may materially exceed our provisions for them, or regulatory developments or changes in the assessment of conditions at closed operations may cause these costs to vary substantially, positively or negatively, from prior estimates of reclamation liabilities.

Not complying with applicable laws and regulations can result in enforcement actions that can include corrective measures requiring capital expenditures or the installation of additional equipment, or remedial actions.  Parties involved in mining operations may be required to compensate those suffering loss or damage resulting in interruption of mining activities and may face civil or criminal fines or penalties for violating certain laws or regulations.  Any regulatory or judicial action against us for failure to comply with applicable laws and regulations could therefore materially affect our operating costs and delay or curtail our operations.  There is no assurance that we have been or will be at all times in compliance with all applicable laws and regulations, that compliance will not be challenged or that the costs of complying with current and future laws and regulations will not materially or adversely affect our business, results of operations, financial condition and share price.

New laws and regulations, amendments to existing laws and regulations or administrative interpretation, or more stringent enforcement of existing laws and regulations, whether in response to changes in the political, social or economic environment we operate in or otherwise could occur.  Eldorado constantly works to comply with global best practices relating to sustainability, community relations, governance and the environment and this could have a material adverse effect on our future cash flow, business, results of operations, financial condition and share price.

See also “Government regulations” above.

a.	Full compliance at all times

Our activities are subject to extensive federal, provincial, state and local laws and regulations governing environmental protection and employee health and safety.  We must obtain government permits and provide associated financial assurance to conduct certain activities.  We are also subject to various conditions related to reclamation that are imposed under federal, state or provincial air, water quality and mine reclamation rules and permits.

We have budgeted for future capital and operating expenditures to obtain such permits and maintain compliance with these environmental, health and safety laws, however, any changes to these laws in the future could have an adverse effect on our business, results of operations, financial condition and share price and could delay our ability to obtain such permits.

If these laws are not complied with, we may face injunctions, damages and penalties, or our permits could be suspended or revoked.  There is no assurance that we have been, or will be, in compliance with environmental, health and safety laws at all times, that our compliance will not be challenged, or that the cost of complying with current or future laws will not have a material adverse effect on our future cash flow, business, results of operations, financial condition and share price.

We may also be held responsible for the costs of addressing contamination from current or former activities at our projects and could be held liable for exposure to hazardous substances, whether or not we had an interest in the project at the time of the contamination or exposure.  The costs associated with such responsibilities and liabilities may be significant.

b.	Evolving public disclosure requirements

We are subject to changing rules and regulations promulgated by a number of United States and Canadian governmental and self-regulated organizations, including the SEC, CSA, the NYSE, the TSX, and the Financial Accounting Standards Board.  These rules and regulations continue to evolve in scope and complexity and many new requirements have been created in response to laws enacted by governments, making compliance more difficult and uncertain.

For example, effective June 30, 2015, the Government of Canada will introduce the Extractive Sector Transparency Measures Act which established new mandatory reporting standards for mining companies directed at payments made to foreign and domestic governments at all levels, which requires us to disclose on an annual basis, certain payments made by Eldorado Gold, our subsidiaries or entities controlled by Eldorado Gold, to the Canadian government and foreign governments, including sub-national governments. Similarly, the SEC adopted rules requiring companies to disclose on an annual basis, beginning in 2014, whether certain “conflict minerals” necessary to the functionality or production of a product manufactured by such company originated in the Democratic Republic of the Congo or an adjoining country.  While issuers engaged in mining conflict minerals are not considered manufacturers of conflict minerals and are not required to provide disclosure we are still required to enact procedures establishing the country of origin of our gold.

Our efforts to comply with the Canadian and United States rules and regulations and other new rules and regulations have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

If we fail to comply with such regulations, it could have a negative effect on our business, results of operations, and share price and investors could lose all or part of their investment.

c.	Corporate governance requirements

We are subject to corporate governance guidelines and disclosure standards that apply to Canadian companies listed on the TSX, and with corporate governance standards that apply to us as a foreign issuer listed on the NYSE and registered with the SEC in the US.

Although we substantially comply with NYSE’s corporate governance guidelines, we are exempt from certain NYSE requirements because we are subject to Canadian corporate governance requirements.  We may from time to time seek other relief from corporate governance and exchange requirements and securities laws from the NYSE and other regulators.

d.	Internal controls over financial reporting

We document and test our internal control procedures to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (SOX).  SOX requires management to do an annual assessment of our internal controls over financial reporting as required under SOX, and our external auditors to conduct an independent assessment of the effectiveness of our controls.

Our internal controls over financial reporting may not be adequate, or we may not be able to maintain them as required by SOX.  We also may not be able to maintain effective internal controls over financial reporting on an ongoing basis, if standards are modified, supplemented or amended from time to time.

If we do not satisfy the SOX requirements on an ongoing and timely basis, investors could lose confidence in the reliability of our financial statements, and this could harm our business and have a negative effect on the trading price or market value of securities of Eldorado Gold.

If we do not implement new or improved controls, or experience difficulties in implementing them, it could harm our operating results or we may not be able to meet our reporting obligations.  There is no assurance that we will be able to remediate material weaknesses, if any are identified in future periods, or maintain all of the necessary controls to ensure continued compliance.  There is also no assurance that we will be able to retain personnel who have the necessary finance and accounting skills because of the increased demand for qualified personnel among publicly traded companies.

Our recent acquisitions and any other acquisition we make in the future can pose challenges in implementing the required processes, procedures and controls in the new operations.  Any companies we acquire may not have disclosure controls and procedures or internal controls over financial reporting that are as thorough or effective as those required by the securities laws that currently apply to us.

If any of our staff fail to disclose material information that is otherwise required to be reported, no evaluation can provide complete assurance that our internal controls over financial reporting will detect this.  The effectiveness of our controls and procedures could also be limited by simple errors or faulty judgments.  Continually enhancing our internal controls is important, especially as we expand and the challenges involved in implementing appropriate internal controls over financial reporting will increase.  Although we intend to devote substantial time to ensuring ongoing compliance, and incurring the necessary costs associated with this, we are not certain that we will be successful in complying with section 404 of SOX.

4.	Corruption and bribery

Our operations are governed by, and involve interactions with, many levels of government in numerous countries.  Like most companies, we are required to comply with anti-corruption and anti-bribery laws, including the Canadian Corruption of Foreign Public Officials Act and the U.S. Foreign Corrupt Practices

Act, as well as similar laws in the countries in which we conduct our business.  The Company has implemented and promulgated an Anti-Bribery & Corruption Policy which now forms part of our Code of Business Conduct and Ethics documentation with which all employees are required to comply.

In recent years, there has been a general increase in both the severity of penalties and frequency of enforcement under such laws, resulting in greater punishment and scrutiny to companies convicted of violating anti-bribery laws.  Furthermore, a company may be found liable for violations by not only its employees, but also any third party agents.  Although we have adopted policies and a risk-based approach to mitigate such risks, such measures are not always effective in ensuring that we, our employees or third party agents will comply strictly with such laws.  If we find ourselves subject to an enforcement action or are found to be in violation of such laws, this may result in significant penalties, fines and / or sanctions being imposed on us resulting in a material adverse effect on our reputation our business, results of operations, financial condition and share price.

5.	Non-governmental organizations (NGOs)

Certain NGOs that oppose globalization and resource development are often vocal critics of the mining industry and its practices, including the use of hazardous substances in processing activities.  Adverse publicity generated by such NGOs or other parties related to extractive industries, generally, or our operations, specifically, could have an adverse effect on our reputation, impact our relationship with the communities in which we operate and ultimately have a material adverse effect on our business, results of operations, financial condition and share price.

 NGO’s may organize protests, install road blockades, apply for injunctions for work stoppage and file lawsuits for damages.  These actions can relate not only to current activities but also historic mining activities by prior owners and could have a material adverse effect on our business and operations.  They may also file complaints with regulators in respect of our, and our directors’ and insiders’, regulatory filings, in respect of Eldorado.  Such complaints, regardless of whether they have any substance or basis in fact or law, may have the effect of undermining the confidence of the public or a regulator in Eldorado or such directors or insiders and may adversely affect our prospects of obtaining the regulatory approvals necessary for advancement of some or all of our exploration and development plans or operations and our business, results of operations, financial condition and share price.

6.	Conflicts of interest

Certain of our directors also serve as directors and / or officers of other companies involved in natural resource exploration and development.  There is a possibility that such other companies may compete with us for the acquisition of assets.  Consequently there exists the possibility for such directors to be in a position of conflict.  If any such conflict of interest arises, then a director who has a conflict must disclose the conflict to a meeting of our directors and must abstain from and will be unable to participate in discussion or decisions pertaining to the matter.  In appropriate cases, Eldorado Gold will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict.

7.	Information technology systems

Our operations depend, in part, upon information technology systems.  Our information technology systems are subject to disruption, damage or failure from a number of sources, including, but not limited to, hacking, computer viruses, security breaches, natural disasters, power loss, vandalism, theft and defects in design.  Any of these and other events could result in information technology systems failures, operational delays, production downtimes, destruction or corruption of data, security breaches or other manipulation or improper use of our data, systems and networks, any of which could have adverse effects on our reputation, business, results of operations, financial condition and share price.

Although to date we have not experienced any material losses relating to cyber-attacks or other information security breaches, there is no assurance that we will not incur such losses in future.  Our risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats.  As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect our systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority.  As cyber threats continue to evolve, we may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

8.	Price and volume fluctuations

The capital markets have experienced a high degree of volatility in the trading price and volume of shares sold over the past few years.  Many companies have experienced wide fluctuations in the market price of their securities that have not necessarily related to their operating performance, underlying asset values or prospects.  There is no assurance that the price of our securities will not be affected.

In the past, shareholders have instituted class action lawsuits against companies that have experienced volatility in their share price.  Class action lawsuits can result in substantial costs and divert management’s attention and resources, which could significantly harm our profitability and reputation.

9.	Litigation risks

All industries, including the mining industry, are subject to legal claims that are with and without merit.

In addition to the matters described elsewhere in this AIF (refer to pages 24, 30, 36, 43, and 50), we are regularly involved in routine litigation matters.  We believe that it is unlikely that the final outcome of these routine proceedings will have a material adverse effect on us; however, defense and settlement costs can be substantial, even for claims that are without merit.

Due to the inherent uncertainty of the litigation process and dealings with regulatory bodies, there is no assurance that any legal or regulatory proceeding will be resolved in a manner that will not have a material and or adverse effect on us.

10.	Unavailability of insurance

Where practical, a reasonable amount of insurance is maintained against risks in the operation of our business, but coverage has exclusions and limitations.  There is no assurance that the insurance will be adequate to cover any liabilities, or that it will continue to be available, and at terms we believe are economically acceptable.

There are some cases where coverage is not available, or we believe it is too expensive relative to the perceived risk.  For example, insurance against risks such as loss of title to mineral property, environmental pollution, or other hazards as a result of exploration and production is generally not available to us or other companies in the mining industry on acceptable terms.  Losses from these uninsured events may cause us to incur significant costs that could have a material adverse effect upon our business, results of operations, financial condition and share price.

Investor information
Our corporate structure
April 2, 1992	Eldorado Corporation Ltd. is incorporated by a Memorandum of Association under the Companies Act (Bermuda)
April 23, 1996	Name change to Eldorado Gold Corporation and continues under the Company Act (British Columbia)
June 28, 1996	Continues under the Canada Business Corporations Act (the CBCA)
November 19, 1996	Amalgamates with HRC Development Corporation under the name Eldorado Gold Corporation, under a plan of arrangement through the CBCA
June 5, 2006	Amends articles and files restated articles under the CBCA
April 3, 2009	Adopts new bylaws that shareholders approve on May 7, 2009
December 12, 2013	Adopts new bylaws that shareholders approved on May 1, 2014
May 27, 2014	Amends articles and files restated articles under the CBCA

The rules for changing the rights associated with our shares are contained in the CBCA. We generally need at least two-thirds of the votes cast at a special meeting of shareholders to make substantive changes to our share capital as described in our articles. For further information on all other executive compensation arrangements please refer to our Shareholder Information Circular.

Common shares

Each common share gives the shareholder the right to:
•	receive notice of all shareholder meetings and to attend and vote their shares at the meetings; and
•	participate equally with other shareholders in any:
•	dividends declared by the board; and
•	distribution of assets if we are liquidated dissolved or wound-up.

Common shares issued in 2014
Balance, December 31, 2013	716,216,690
Shares issued upon exercise of share options	60,914

Shares issued upon redemption of European Goldfields Deferred Phantom Units	31,920
Shares issued upon exercise of Converted Eldorado options	255,000
Total – issued and outstanding as at December 31, 2014	716,564,524

Non-voting shares

At our annual and special meeting on May 1, 2014, the shareholders approved an amendment to the articles to eliminate the non-voting shares.

Senior unsecured notes

On December 13, 2012, Eldorado Gold completed an offering of $600 million aggregate principal amount of 6.125% senior unsecured notes. The notes mature on December 15, 2020 and are guaranteed on a senior unsecured basis by Eldorado Gold’s indirect wholly-owned subsidiaries SG and Tuprag and will be guaranteed by each of the Company’s wholly-owned subsidiaries that becomes a borrower or guarantor under debt facilities of the Company, subject to certain exceptions.

Indenture
The notes are governed by an indenture (Indenture) dated December 13, 2012 among the Company, SG, Tuprag, Citibank, N.A., as U.S. Trustee, and Citi Trust Company Canada, as Canadian Trustee.  Under the Indenture, the Company may redeem some or all of the notes at any time on or after December 15, 2016, December 16, 2017 and December 15, 2018 at redemption prices equal to 103.063%, 101.531% and 100.000%, respectively, of the principal amount of the notes plus, in each case, accrued and unpaid interest, if any, to the date of redemption. Prior to December 15, 2016 the Company may redeem some or all of the notes at a price equal to 100% of the principal amount of the notes plus a “make-whole” premium, plus accrued and unpaid interest, if any, to the date of redemption. The Company may also redeem up to 35% of the original aggregate principal amount of the notes using the proceeds of certain equity offerings prior to December 15, 2015 at a redemption price of 106.125% plus accrued and unpaid interest, if any, to the date of redemption. The notes may be redeemed at the Company’s option, in whole but not in part, at a price of 100% of the principal amount of the notes, plus accrued and unpaid interest, if any, to the date of redemption in certain circumstances in which the Company would become obligated to pay certain additional amounts under the notes. If the Company sells certain of its assets or experiences specific kinds of changes in control, the Company must offer to purchase the notes.

The notes will be the Company’s senior unsecured obligations and will rank equally in right of payment to all of the Company’s existing and future senior unsecured debt and senior in right of payment to all of the Company’s existing and future subordinated debt. The notes will be effectively subordinated to any of the Company’s existing and future secured debt to the extent of the value of the collateral securing such debt. The note guarantees will rank equally in right of payment with all of the guarantors’ existing and future senior debt, effectively subordinated to any of the guarantors’ existing and future secured debt to the extent of the value of the collateral securing such debt and senior in right of payment to all of the guarantors’ existing and future subordinated debt. In addition, the notes will be structurally subordinated to the liabilities of the Company’s non-guarantor subsidiaries.

The Indenture contains customary affirmative and negative covenants that, among other things limit the ability of the Company and its subsidiaries to make investments; incur additional indebtedness or issue preferred stock; create liens; sell assets; enter into agreements that restrict dividends or other payments by restricted subsidiaries; consolidate, merge or transfer all or substantially all of the assets of the Company; engage in transactions with the Company’s  affiliates; pay dividends or make other distributions on capital stock or prepay subordinated indebtedness; and create unrestricted subsidiaries. For full details of the terms of the notes, see the Indenture, which is filed under Eldorado Gold’s profile on SEDAR at www.sedar.com.

Ratings
The notes have been assigned credit ratings of Ba3 by Moody’s Investors Service (Moody’s) and BB by Standard & Poor’s Rating Services (S&P).

These issuer credit rating are an opinion of the ability of the issuer to honour senior unsecured financial obligations and contracts.

Moody’s credit ratings are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated.  A rating of “Ba” by Moody’s is the fifth highest of nine categories and denotes obligations judged to have speculative elements and are subject to substantial credit risk. The addition of a 1, 2 or 3 modifier after a rating indicates the relative standing within a particular rating category.  The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates a ranking in the lower end of that generic rating category.

S&P’s credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality.  A credit rating of “BB” by S&P is the fifth highest of ten categories.  According to the S&P rating system, an obligor with debt securities rated “BB” is less vulnerable in the near-term than other lower-rated obligors. However, it faces major ongoing uncertainties and exposure to adverse business, financial or economic conditions which could lead to the obligor’s inadequate capacity to meet its financial commitments. The addition of a plus (+) or minus (-) designation after the rating indicates the relative standing within a particular rating category.

The credit ratings assigned by the rating agencies are not recommendations to purchase, hold or sell securities nor do the ratings comment on market price or suitability for a particular investor.  There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant.

Dividend policy

The board established a dividend policy in May 2010 and declared our first dividend of Cdn$0.05 per common share.  We expect to pay two dividends per year. Any dividend payment is expected to be derived from a dividend fund calculated on an amount, determined at the discretion of the Directors at the time of any decision to pay a dividend, multiplied by the number of ounces of gold sold by Eldorado in the preceding two quarters. In 2011, the board amended the dividend policy to provide additional step-ups as the average realized gold price increases. Due to the Company’s revised capital program over the next two years, and projected cash flows from our operating mines at current gold prices, the board further amended the dividend policy in 2013 to revise the gradation of the fixed dollar amounts per ounce of gold sold.

The amount of the dividend fund will be divided among all the issued Eldorado Gold common shares to yield the dividend payable per share. Accordingly, the calculation of any dividends, if declared, will also be dependent upon, among other things, gold prices.

On June 18, 2010 we paid an inaugural dividend of Cdn$0.05 per common share. Beginning in 2011, we paid semi-annual dividends. See below dividend payments for the past three years.

Dividends paid

Year	Date	Per common share (Cdn$)
2012	February 14, 2012	$0.09
	August 24, 2012	$0.06
2013	February 14, 2013	$0.07
	August 26, 2013	$0.05
2014	February 12, 2014	$0.01
	August 26, 2014	$0.01

Market for securities

Eldorado Gold is listed on the following exchanges:

Toronto Stock Exchange (TSX) under the symbol ELD
(listed October 23, 1993 – part of the S&P/TSX Global Gold Index)

New York Stock Exchange (NYSE) under the symbol EGO
(listed October 20, 2009 – part of the AMEX Gold BUGS Index)

Our common shares were listed on the American Stock Exchange (AMEX) from January 23, 2003 until October 20, 2009.

The table below shows the range in price and trading volumes of our common shares on the TSX in 2014.

Trading activity in 2014

	Cdn$
2014	High	Low	Close	Volume
January	$7.60	$6.13	$7.08	97,755,076
February	$8.25	$6.70	$7.35	130,062,719
March	$8.30	$6.15	$6.15	81,350,640
April	$6.78	$6.14	$6.68	78,936,299
May	$6.96	$6.05	$6.22	70,311,225
June	$8.21	$6.16	$8.16	81,988,254
July	$8.65	$7.68	$8.09	68,322,080
August	$9.37	$8.23	$8.99	84,224,250
September	$8.85	$7.33	$7.55	80,989,181
October	$8.96	$5.98	$6.16	114,229,328
November	$7.99	$5.65	$7.13	118,679,714
December	$8.62	$6.69	$7.08	102,700,399

Prior sales

The following table sets out all of the securities issued by the Company during our last financial year other than our common shares:

Type of security	Number of securities	Date issued	Issue price
Stock options	6,083,597 27,227 100,000 155,000	February 26, 2014 April 8, 2014 May 6, 2014 November 4, 2014	$7.84 $6.48 $6.83 $6.15

Transfer agents and registrars

Registrar and transfer agent for our common shares	Valiant Trust Company Principal office: Suite 2950, 130 King Street West Toronto, Ontario M5X 1A9 Transfer office: Vancouver, BC
Registered and records office and address for service	Fasken Martineau DuMoulin LLP Suite 2900 – 550 Burrard Street Vancouver, BC V6C 0A3
Registrar and trustee for our notes	Citi Agency and Trust 388 Greenwich Street, 14th Floor New York, NY 10013

Governance

Management and the board of directors are committed to good governance practices. We are committed to the highest standards of legal and ethical conduct, and believe in the importance of full, accurate, clear and timely disclosure, and in communicating openly with all of our stakeholders.

We comply with corporate governance guidelines and disclosure standards that apply to Canadian companies listed on the TSX, and with the corporate governance standards that apply to us as a foreign issuer listed on the NYSE and registered with the SEC in the US.

Ethical business conduct

Our code of business conduct and ethics is designed to promote integrity and deter wrongdoing by setting out the legal, ethical and regulatory standards we follow in all of our activities. The code applies to our directors, officers, employees and contractors and reinforces our commitment to ethical business conduct. Complying with the code and maintaining high standards of business conduct are mandatory, and the board relies on the oversight of our internal controls to monitor compliance with the code.  Our code is available on our SEDAR profile at www.sedar.com.

Our board of directors oversees management, who are responsible for the day to day conduct of our business.

The board is responsible for:
•	acting in good faith in our best interests;
•	exercising care, diligence and skill in carrying out its duties and responsibilities; and
•
meeting its obligations under the Canada Business Corporations Act, our articles and our bylaws, the Director Terms of Reference and any other relevant legislation and regulations governing our business.

The board has adopted a written mandate, which is available on our website and which describes its responsibility for stewardship. The board carries out its mandate directly or through its committees, which are composed of 100% independent directors.

Directors

According to our articles and bylaws, we must elect between three and 20 directors at every annual general meeting to serve for a one-year term or until a successor is elected or appointed.

The board has decided that ten directors will be nominated to the board in 2015. The CBCA requires at least 25% of our directors to be Canadian residents.

The table below lists our directors, including their province or state of residence, their principal occupation and approximate number of Eldorado Gold common shares they own. This includes shares they beneficially own directly or indirectly, or exercise control or direction over as of March 27, 2015.

Director	Board committees	Principal occupation	Approximate number of common shares held

K. Ross Cory, Acc. Dir British Columbia, Canada Independent Director	Audit Corporate governance and nominating (chair)	Director since April 30, 2003 Various senior executive & director capacities with Raymond James Ltd. (and predecessor companies)	340,000
Pamela M. Gibson, Acc. Dir Hampshire, United Kingdom Independent Director	Sustainability Corporate governance and nominating
Director since September 2, 2014

Of Counsel at Shearman & Sterling LLP since 2005

Head of capital Markets Europe and Asia (2002 to 2004);
Managing Partner London (1995 to 2002) and Toronto (1990 to 1995) offices; and associate lawyer (1984 to 1989) at Shearman & Sterling LLP

Currently a director of GasLog Partners LP
			Nil
Robert R. Gilmore, Acc. Dir Colorado, United States Independent Director Non-executive Chairman of the board	Audit (chair) Compensation	Chairman of the board since December 2009 and director since April 30, 2003 Financial consultant CFO of Dakota Mining Corporation (1991 to 1997), CFO of Teamshare Inc. (2002) Currently a director of Layne Christensen Company, and Fortuna Silver Mines	9,500
Geoffrey A. Handley, Acc. Dir New South Wales, Australia Independent Director	Compensation Sustainability (chair)	Director since August 2006 Executive Vice President, Strategic Development with Placer Dome (2002 to 2006) Currently a director of Endeavour Silver Corp. and PanAust Limited.	10,000
Michael A. Price, Acc. Dir London, United Kingdom Independent Director	Audit Sustainability
Director since May 6, 2011

Mining Finance Consultant and Adviser and London Representative of Resource Capital Funds since 2006.

Managing Director, Joint Global Head of Mining and Metals of Barclays Capital (2003 to 2006), Managing Director, Global Head of Mining and Metals of Société General, London (2001 to 2003), Executive Director, Head of Resource Banking and Metals Trading, N.M. Rothschilds & Sons Ltd. (1989 to 2001), Mining Engineer, Business & Financial Analyst, British Petroleum PLC (1981 to 1988)

Currently a director of Asanko Gold Corporation, and Buffalo Coal Corp.
			Nil

Director	Board committees	Principal occupation	Approximate number of common shares held

Steven P. Reid Calgary, Canada Independent Director	Compensation Sustainability	Director since May 2, 2013 Executive Vice President and Chief Operating Officer of Goldcorp Inc. (2007 to September 2012) Currently a director of Silver Standard Resources Inc.	Nil
Jonathan A. Rubenstein, Acc. Dir British Columbia, Canada Independent Director	Compensation (chair) Corporate governance and nominating	Director since May 7, 2009 Vice President & Corporate Secretary of Canico Resources (2002 to 2005), Vice President, Corporate Affairs, Sutton Resources (1995 to 1999) Currently a director and chairman of MAG Silver Corp., director of Detour Gold Corporation, Dalradian Resources Inc. and Roxgold Corp.	9,000
Donald M. Shumka, Acc. Dir British Columbia, Canada Independent Director	Audit Corporate governance and nominating	Director since May 3, 2005 President and Managing Director of Walden Management Ltd. Managing Director of Raymond James Ltd. (1993 to 2004), Managing Director of CIBC World Markets (1989 to 1993), Vice President, Finance and CFO of West Fraser Timber Co. Ltd. (1979 to 1989) Currently a director of Paladin Energy Limited, Regalito Copper Corp., Odin Mining and Exploration Ltd., Alterra Power Corp. and Anfield Nickel Corp.	46,700
John Webster, Acc. Dir British Columbia, Canada Independent Director	Audit
Director since January 1, 2015

PricewaterhouseCoopers Canada (1981 to 2011), Partner (1992 to 2011),

Mining Leader (1996 to 2000),

BC Region Managing Partner (2001 to 2009).

PricewaterhouseCoopers Romania

Partner (2011 to 2014),

Assurance Leader for Romania and South Eastern Europe.
			Nil
Paul N. Wright British Columbia, Canada Chief Executive Officer and Director		Director since March 1999 Chief Executive Officer since July 1, 2012 President and Chief Executive Officer (October 1999 to July 2012) President and Chief Operating Officer (March 1999 to October 1999), Senior Vice President, Operations (October 1997 to March 1999), Vice President, Mining (July 1996 to October 1997)	1,088,899

Eight of our directors were elected at our 2014 annual shareholders’ meeting. All directors’ terms expire at our next annual meeting of shareholders. Ms. Gibson and Mr. Webster were appointed to the board of directors on September 2, 2014 and January 1, 2015, respectively. The ten currently appointed directors have been nominated for election by the shareholders at our 2015 annual shareholders meeting.

As of March 27, 2015 the directors and executive officers of the company owned shares and stock options to purchase common shares for a total percentage of 2.39% of our issued and outstanding common shares. See our 2015 Management Proxy Circular for further information on director and executive officers share ownership.

Board committees

The board has four standing committees:
•	Audit
•	Compensation
•	Corporate governance and nominating
•	Sustainability

Audit committee

The board has a separately designated audit committee in accordance with National Instrument 52-110 – Audit Committees and in accordance with the NYSE Listed Company Manual.

The audit committee is currently made up of five independent directors:

Robert Gilmore (chair)
Ross Cory
Michael Price
Donald Shumka
John Webster

All five members of the audit committee are financially literate, meaning they are able to read and understand the Company’s financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the company’s financial statements.  Mr. Gilmore, our committee chair and Mr. Webster, are audit committee financial expert as defined by the SEC.

Robert Gilmore

CPA, BSBA, Accounting
University of Denver
CPA, Colorado

Financial Consultant
Colorado, USA

A certified public accountant, Mr. Gilmore has the accounting or related financial management experience that is required under the NYSE rules.  From 1991 to 1997 Mr. Gilmore was the Chief Financial Officer of Dakota Mining Corporation and was the Chief Financial Officer of Teamshare Inc. in 2002.

John Webster

BA (Hon), University of Kent;
FCA (British Columbia)
ACA (Institute of Chartered Accountants in England and Wales)
CPA, Colorado

Corporate director
BC, Canada

A certified public accountant, Mr. Webster has the accounting or related financial management experience that is required under the NYSE rules. Mr. Webster has worked in various roles with PricewaterhouseCoopers LLP over 30 years. He has extensive experience as an audit partner and has provided advice to many clients on complex transactions.

K. Ross Cory

MBA, Finance and International Business, UBC
B.Sc. General Science, UBC

Corporate director
BC, Canada

Mr. Cory served in various senior executive and director capacities with Raymond James Ltd in the area of Investment banking focusing primarily on the mining industry.

Michael A. Price

B.Sc, Eng. (Hon)
PhD, Mining Engineering, University College Cardiff

Corporate director
London, United Kingdom

Dr. Price has been a Mining Finance Consultant and Adviser and London Representative of Resource Capital Funds since 2006 and has over 30 years’ experience in Mining and Investment banking.

Donald M. Shumka

MBA, Harvard University;
BA, UBC

President & Managing Director
Walden Management Limited
BC, Canada

Mr. Shumka is and has been since 2004, the President and Managing Director of Walden Management Ltd. He has extensive financial and management experience – and over 15 years in investment banking with various companies.

The committee is responsible for, among other things:
•	overseeing financial reporting, internal controls, the audit process, our public disclosure documents and overseeing our code of business conduct and ethics;
•	recommending the appointment of our external auditor and reviewing the annual audit plan and auditor compensation;
•	pre-approving audit, audit-related, tax and other services to be provided by the external auditor;
•	reviewing our hiring policies for present and former employees of the present and former auditor; and
•	reviewing the terms of engagement for the external auditor.

The external auditor reports directly to the audit committee. KPMG performed our audit services in 2014. The audit committee adopted a policy in 2005 that non-audit services can only be provided by the external auditor if it has been pre-approved by the audit committee. Generally, these services are provided by other firms under separate agreements approved by management.

See our 2015 Management Proxy Circular for further information on the experience and education of each committee member.

About the auditor

KPMG has been our external auditor since June 2009, replacing PricewaterhouseCoopers LLP who had previously served as our auditor since 1992.

The auditor conducts the annual audit of our financial statements and provides audit-related and other services and reports to the audit committee of the board.

Auditor’s fees

The table below shows the fees we paid KPMG for services in 2014 and 2013:

	Years ended December 31
Cdn$	2014	2013
Audit fees	1,549,810	1,581,195	Total fees for audit services
Audit related fees	93,000	95,000	Majority of fees relate to French translation
Tax fees	0	0
All other fees	0	0
Total	1,642,810	1,676,195

Compensation committee

The compensation committee is made up of four directors:

Jonathan Rubenstein (chair)
Robert Gilmore
Geoffrey Handley
Steven Reid

The compensation committee is responsible for:
•	assisting management in developing our compensation structure, including the compensation policies and compensation programs for our directors and executives; and
•	assessing the performance of our CEO every year and recommending the compensation of our CEO and our other executive officers to the board for review and approval.

The compensation committee conducts a thorough compensation review every year to assess:
•	the competitiveness of our cash and stock-based compensation for our directors and executives;
•	whether overall executive compensation continues to support our goals of attracting, motivating and retaining executives with exceptional leadership and management skills; and
•	the overall compensation packages for our senior executives and whether the components are applied appropriately.

The compensation committee also reviews and approves the terms of employment annually and evaluates the performance of the CEO for the prior year.

Each of the members of the Compensation committee has extensive experience with compensation matters and are members of various compensation committees for other publicly listed companies as noted below:
•	Mr. Rubenstein is the Chair of the Dalradian Resources Corporate Governance and Compensation Committee and a Member of the Compensation Committee for Detour Gold Corporation;
•	Mr. Reid is Chair of the Compensation Committee for Silver Standard Resources Inc.;
•	Mr. Gilmore is a Member of the Compensation Committee for Layne Christensen Company; and
•	Mr. Handley is the Chair of the Compensation Committee for PanAust Limited and sits on the Compensation Committee for Endeavour Silver Corp.

Corporate governance and nominating committee

The corporate governance and nominating committee is made up of four directors:

Ross Cory (chair)
Pamela Gibson
Jonathan Rubenstein
Donald Shumka

The corporate governance and nominating committee was established to work with management in continuing to develop our corporate governance framework. This includes, among other things:

•	regularly reviewing our corporate governance policies and practices;
•	monitoring our risk management program;
•	reviewing the size and composition of the board annually;
•	facilitating the succession and nomination of directors to the board;
•	identifying new directors and managing the board’s nomination process, board committee appointments and assessment process; and
•	evaluating the board’s competencies and defining the skills and experience necessary for an effective board.

Sustainability committee

The sustainability committee is made up of four directors:

Geoffrey Handley (chair)
Pamela Gibson
Steven Reid
Michael Price

The sustainability committee was established to advise and make recommendations, in its oversight role, to the board with respect to monitoring our environmental, health, safety, community relations, security and other sustainability policies, practices, programs and performance. This includes, among other things:

•	reviewing our annual sustainability report prior to its issuance;
•	reviewing and monitoring our environmental, health and safety programs and procedures;
•	overseeing the establishment of a corporate environmental health and safety policy;
•	monitoring management’s environmental, health and safety risk assessment, risk related to sustainability and impact evaluation procedure;
•	monitoring management’s performance regarding health, safety, social and environmental initiatives with respect to employees, communities and other stakeholders; and
•
monitoring and reporting to the board on management’s procedures regarding environmental, health and safety matters, including the development, maintenance and testing of emergency preparedness plans to minimize, remediate and mitigate environmental damage in the event of unforeseen incidents.

Reserves and resources review

The board reviews management’s process for evaluating our reserves and resources. It appointed a panel of directors who are technically competent and proficient in estimating reserves and resources. The panel is charged with reviewing management’s reserve and resource estimates and reporting thereon to the board. In 2014, Mr. Handley and Mr. Reid served on the panel.

Risk assessment

The corporate governance and nominating committee is responsible for monitoring our risk management program.

The board has overall responsibility for reviewing and approving recommendations, developing programs and procedures for monitoring risks, and reviewing our risk management program at each regularly scheduled board meeting. This includes overseeing the identification of our principal risks, reviewing our acceptable levels of risk and overseeing the development of appropriate systems to manage the risks we face in our business.

Terms of reference for the board, chair, individual directors and the four standing board committees are available on our website (www.eldoradogold.com) or by contacting the corporate secretary. You can also find more information about our corporate governance practices in our most recent management proxy circular and on our website.

Officers

The table below lists our executive officers, including their province of residence, their principal occupation, offices held at Eldorado Gold and approximate number of Eldorado Gold common shares they own.

This includes shares they beneficially own directly or indirectly, or exercise control or direction over as of the date of this AIF.

Executive officer	Principal occupation	Approximate number of common shares held
Fabiana Chubbs British Columbia, Canada Chief Financial Officer	Chief Financial Officer since July 1, 2011 Treasurer and Risk Manager (July 2008 to July 2011) Treasurer Coordinator (July 2007 to July 2008) Senior Manager, Audit Group, PricewaterhouseCoopers LLP (December 1996 to July 2007)	44,839
Dawn L. Moss British Columbia, Canada Executive Vice President, Administration & Corporate Secretary	Executive Vice President, Administration and Corporate Secretary since July 1, 2012 Vice President, Administration (February 2009 to July 2012) Corporate Secretary (October 2000 to July 2012) Corporate Administrator (November 1998 to October 2000)	71,575
Norman S. Pitcher British Columbia, Canada President	President since July 1, 2012 Chief Operating Officer (July 2005 to July 2012) Vice President, Exploration & Development (May 2004 to July 2005) Manager, Evaluations (November 2003 to May 2004) Chief Geologist for Pan American Silver Corp. (1997 to November 2003)	301,892
Paul J. Skayman British Columbia, Canada Chief Operating Officer	Chief Operating Officer since July 1, 2012 Senior Vice President, Operations (December 2009 to July 2012) Vice President, Operations (August 2008 to December 2009) Project Coordinator for Qinghai Dachaidan Mining Limited (Tanjianshan Gold Mine) September 2005 to August 2008.	106,365

Paul N. Wright British Columbia, Canada Chief Executive Officer and director	Director since March 1999 Chief Executive Officer since July 1, 2012 President and Chief Executive Officer (October 1999 to July 2012) President and Chief Operating Officer (March 1999 to October 1999) Senior Vice President, Operations (October 1997 to March 1999) Vice President, Mining (July 1996 to October 1997)	1,088,899

As of March 27, 2015, our directors and executive officers beneficially owned or controlled or directed, directly or indirectly, common shares (representing 0.37% of the total issued and outstanding common shares).

Cease trade orders, bankruptcies, penalties or sanctions

Except as discussed below, in the last 10 years none of our directors or executive officers has personally or has been a director or executive officer (while, or within a year of, acting in that capacity) of any company (including ours) that has become bankrupt, made a proposal under legislation relating to bankruptcy or insolvency, been subject to or instituted any proceedings, arrangement of compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets, or the assets of the director.

Mr. Handley was a director of Mirabela Nickel Limited (Mirabela) until January 11, 2014.  On February 25, 2014, within a year of Mr. Handley ceasing to be a director, Mirabela announced that it had entered into a legally binding plan support agreement (PSA) which establishes a framework for a proposed recapitalisation of Mirabela, subject to certain terms and conditions, as well as the appointment of Messurs. Madden, Rocke and Winterbottom of KordaMentha as joint and several voluntary administrators.  Mirabela also announced that, under the PSA, the proposed recapitalisation will be effected through a recapitalisation and restructuring plan to be implemented  through a Deed of Company Arrangement (DOCA) in Australia and an extrajudicial reorganization proceeding to be filed by  Mirabela Brazil before the competent Brazilian court.  Trading in securities of Mirabela on the Australian Securities Exchange has been suspended since October 9, 2013. On June 25, 2014 Mirabela reported that the DOCA had been fully effectuated and on June 30, 2014 Mirabela’s shares were reinstated for trading on the ASX.

Mr. Wright was a director of Nordic Mines AB (Nordic) until November 17, 2012.  On July 8, 2013, within one year of Mr. Wright ceasing to be a director, Nordic announced that it had requested a Court appointed Administrator, which appointment concerns Nordic, its Swedish subsidiary Nordic Mines Marknad AB and its Finnish subsidiary Nordic Mines Oy.  The appointment of the Swedish Administrator was terminated by the District Court of Uppsala in a decision on September 1, 2014, when an agreement on debt write-off was entered into between Nordic and its creditors and lenders.

None of our directors or executive officers are, or have been within the last 10 years, a director, chief executive officer or chief financial officer of any company that was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation that was issued while the director was acting in that capacity, or that was issued after the director was no longer acting in that capacity, and which resulted from an event that occurred while that person was acting in that capacity.

None of the directors have been subject to any penalties or sanctions imposed by a court or regulatory body, or have entered into a settlement agreement with any securities regulatory authority since December 31, 2000.

Conflicts of interest

To the best of our knowledge, we are not aware of any existing or potential conflicts of interest between us or any of our directors or officers, which have not been disclosed to the board, except that some of them serve as directors and officers of other public companies. It is therefore possible that there could arise a conflict between their duties as a director or officer of Eldorado Gold and their duties for other companies.

Our directors and officers are aware of the laws governing accountability of directors and officers for corporate opportunity. They understand they are required to disclose any conflicts of interest under the CBCA and are expected to govern themselves to the best of their ability according to the laws in effect.

The board takes appropriate measures to exercise independent judgment when considering any transactions and agreements. If a director has a material interest, the director is obligated to excuse himself or herself from the appropriate portions of the board and committee meetings so the directors can discuss the issue openly and candidly.

Material contracts

Other than material contracts described below or listed elsewhere in this AIF and those contracts made in the ordinary course of business, we have not entered into any material contracts.

Interest of experts

We rely on experts to audit our financial statements, prepare our mineral reserve and resource estimates and prepare our technical reports.

Our auditor is KPMG LLP, independent chartered accountants according to the rules of professional conduct of the Institute of Chartered Accountants of British Columbia. They are an independent public accountant in accordance with the securities acts administered by the SEC and the applicable rules and regulations thereunder and the requirements of the Public Company Accounting Oversight Board.

We list the people who have prepared our mineral reserve and resource estimates under Mineral reserves and resources starting on page 74 and the qualified persons responsible for our technical disclosure and/or reports under each of our properties.

None of these people or their employers have directly or indirectly, any material interest, or beneficial interest in the property of the Company or securities of Eldorado Gold or any of our affiliates or associated parties, other than those experts that are employed by us, who own less than 1% of our securities.

Interest of management and others in material transactions

Other than as otherwise described in this AIF and our annual MD&A we are not aware of any transactions in our three most recently completed financial years, or during the current financial year, that has had or will have a material effect on us where any of the following had a direct or indirect material interest:

•	any of our directors or executive officers, or those of our subsidiaries;
•	a person who beneficially owns, controls or directs, directly or indirectly, more than 10% of the voting securities;
•	any associate or affiliate of the above.

We did not rely on any available exemptions in fiscal 2014 to meet our disclosure obligations for the year.

Legal proceedings and regulatory actions

Other than has been disclosed in this AIF, we are not aware of any material legal proceedings which we are a party to or that involve our property, nor are we aware of any being considered.

We have not had any penalties or sanctions imposed by a court or regulatory body relating to securities legislation or regulatory requirements, or by a court or regulatory body that would be considered important to a reasonable investor in making an investment decision. We have also never been involved in a settlement agreement with a court relating to securities legislation or with a securities regulatory authority.

ELDORADO GOLD CORPORATION

AUDIT COMMITTEE TERMS OF REFERENCE

The Board of Directors (the “Board”) of Eldorado Gold Corporation (“Eldorado” or the “Company”) has established the Audit Committee of the Board and approved these Terms of Reference which set out the roles, responsibilities, composition, functions and other matters concerning the Committee.

I.           ROLE

The role of the Audit Committee (the “Committee”) is to assist the Board in fulfilling its oversight responsibilities with respect to the accounting and financial reporting processes of the Company by:

➢	reviewing the integrity and effectiveness of the Company’s systems of internal financial controls for reporting on the Company’s financial condition;

➢	monitoring the independence and performance of the Company’s external auditor (the “Auditor”);

➢	overseeing the integrity of the Company’s internal audit processes and reviewing the Company’s financial disclosure and reporting;

➢	monitoring management of the Company’s (“Management”) compliance with legal and regulatory requirements; and

➢	overseeing certain risk management systems and practices adopted by the Company.

II           RESPONSIBILITIES

The Committee will have the following duties and responsibilities:

Financial Statements and Financial Disclosures

(i)	Review with the Auditor and with Management, prior to recommending to the Board for its approval the following:

➢	the audited annual and unaudited quarterly financial statements, including the notes thereto;

➢	Management Discussion and Analysis (“MD&A”) of operations accompanying or contained in the annual or quarterly reports and the consistency of the MD&A with the financial statements;

➢	any expert report or opinion obtained by the Company in connection with the financial statements;

➢	the accounting treatment with respect to any transactions which are material or not in the normal course of the Company’s business or with or involving an unconsolidated entity;

➢	the nature and substance of significant accruals, accounting reserves and other estimates having a material effect on the financial statements;

➢	carrying values of financial assets and liabilities, including key assumptions and practices used to determine fair value accounting and related mark-to-market adjustments;

➢	any off balance sheet financing arrangement;

➢	use of derivatives and hedging transactions;

➢	asset retirement and reclamation obligations;

➢	pension obligations;

➢	the Company’s accounting and auditing principles, policies and practices including any changes thereto;

➢	the adequacy of the Company’s internal controls, including a discussion of the responsibilities of the Company’s internal audit function;

➢	all significant adjustments made or proposed to be made in the Company’s financial statements by Management or by the Auditor;

➢	details regarding any unrecorded audit adjustments;

➢	any impairment provisions based on ceiling tests or other calculation including the carrying value of goodwill;

➢	use by the Company of any Non-GAAP financial measures or forward looking financial information contained in any disclosure document;

➢	the compliance by the Company’s Chief Executive Officer and Chief Financial Officer with the applicable certification requirements under applicable security legislation; and

➢	such other matters as the Committee considers necessary in connection with the preparation of the Company’s financial reports.

(ii)	Review the adequacy of procedures put in place by the Board or Management for the review of public disclosure of financial information prior to the disclosure to the public thereof.

(iii)
Review and discuss with the Auditor any audit related problems or difficulties and Management’s response thereto, including any restrictions imposed on the scope of the Auditor’s activities, access to required information, disagreement with Management or the adequacy of internal controls.

(iv)	Review the Auditor’s Management Letter and the Auditor’s Report.

(v)	Review, discuss with Management (and with the Auditor, where required or appropriate) and approve or recommend that the Board approve the following, prior to disclosure to the public:

➢	consolidated annual audited financial statements and related MD&A;

➢	consolidated unaudited quarterly financial statements and related MD&A;

➢
other disclosures announcing or containing financial information, including those based on the annual or quarterly financial statements, and non-GAAP financial measures, revenue or earnings guidance or other forward-looking information; and

➢
financial information contained within any prospectus, annual information form, information circular, take-over bid circular, issuer bid circular, rights offering circular or other form of prescribed disclosure document.

External Auditor

(i)
Recommend to the Board the appointment of the external Auditor to be nominated at the annual shareholders’ meeting and who is ultimately accountable to the Board and the Committee as representatives of the shareholders.

(ii)	Recommend to the Board the remuneration to be paid to the Auditor.

(iii)	Require the Auditor to report to the Audit Committee and:

➢	oversee the work of the Auditor including the mandate of the external auditor, the annual engagement letter, audit plan and audit scope;

➢	assess the audit team; and

➢	assist in the resolution of disagreements, if any, between management and the Auditor regarding financial reporting.

(iv)	Review and approve:

➢	non-audit services proposed to be provided by the external Auditor, to the extent required by law; and

➢	fees and expenses of the Auditor.

(v)	Establish guidelines for the retention of the Auditor for any non-audit services including a consideration of whether the provision of such services would impact the independence of the Auditor.

(vi)	At least annually, evaluate the Auditor’s qualifications, performance and independence, including that of the Auditor’s lead partner, and report the results of such review to the Board.

(vii)	Where the Committee considers it appropriate, recommend a replacement for the Auditor and oversee any procedures required for the replacement thereof.

(viii)	Review and approve the Company’s policies with respect to the employment of present and former employees of the present and former Auditor.

Internal Controls and Systems

(i)
Review and discuss with Management the effectiveness of, or any deficiencies in, the design or operation of the Company’s systems of internal controls and any allegation of fraud, whether or not material, involving Management or other employees who have a role in the Company’s internal controls.

(ii)
Review with Management and the Auditor, the Company’s internal accounting and financial systems and controls to assess the effectiveness of, or deficiency in the design or operation of those internal controls to get reasonable assurance that the Company has:

➢	the appropriate books, records and accounts in reasonable detail to accurately and fairly reflect the Company’s transactions;

➢	effective internal control systems; and

➢	adequate processes for assessing the risk of material misstatement of the financial statements and for detecting control weaknesses or fraud.

(iii)
Review with Management and advise the Board with respect to the Company’s policies and procedures regarding compliance with new developments in accounting principles, laws and regulations and their impact on the financial statements of the Company.

(iv)	Review Management’s report on and the Auditor’s assessment of the Company’s internal controls and report all deficiencies and remedial actions to the Board.

Risk Management

(i)	Review with Management the Company’s major financial risk exposures and the steps Management has taken to monitor and control such exposures.

(ii)	Review any related party transactions prior to such transactions being submitted to the Board for approval.

(iii)	Establish a complaint process and “whistle-blowing” procedures for the receipt, retention and treatment of any complaints regarding accounting, internal accounting controls or audit related matters.

(iv)	Establish procedures for employees’ confidential, anonymous submissions in accordance with the Company’s Whistle Blower Policy or Code of Conduct.

(v)	Review, on a periodic basis, compliance with the Company’s investment policy governing investments of excess cash balances.

(vi)
Receive and review Management’s report and, if applicable, the report of the Auditor, with respect to any material correspondence with, or other material action by, regulators or governmental agencies, any material legal proceeding involving the Company or allegations concerning the Company’s non-compliance with applicable laws or listing standards.

(vii)
Review any matter brought to the attention of the Committee relating to the existence of any actual or potential conflict of interest disclosure provided pursuant to the Company’s Code of Conduct and determine appropriate action to be recommended to the Board.

(viii)	Monitor compliance with the Company’s Code of Conduct.

(ix)
Investigate any reported violations of the Code of Conduct and determine an appropriate response, including corrective action and preventative measures when required.  All reports are to be treated confidentially to every extent possible.

Other Matters

(i)	Direct and supervise the investigation into any matter brought to the Committee’s attention within the scope of its duties.

(ii)	Perform such other duties as may be assigned to the Committee by the Board from time to time or as may be required by applicable law or regulatory authorities.

III           COMPOSITION

(i)
On the recommendations of the Corporate Governance and Nominating Committee, the Board will annually appoint not fewer than three (3) directors to form the Committee, all of whom shall be “independent” and “financially literate” within the meaning of the applicable securities legislation and at least one member of the Committee shall meet the definition of a “financial expert” as defined under the Rules of the United States Securities and Exchange Commission.

(ii)
The Board may, at any time, remove or replace a member, or appoint additional members to fill any vacancy or to increase or decrease the size of the Committee.  A member will serve on the Committee until the termination of the appointment or until a successor is appointed or the person ceases to be a Director of the Company.

IV.           MEETINGS AND PROCEDURES

(i)
The Committee shall meet as often as it considers necessary and, subject to the terms hereof and applicable law, otherwise establish its procedures and govern itself as the members of the Committee may see fit in order to carry out and fulfill its duties and responsibilities hereunder.

(ii)
Meetings of the Committee may be called by a member of the Committee, the Chief Executive Officer, the Corporate Secretary, the Chief Financial Officer or the Auditor of the Company and held at such times and places as the person calling the meeting may determine. Not less than twenty-four (24) hours advance notice of any meeting shall be given orally or in writing personally delivered or by facsimile or electronic mail together with an agenda to each member of the Committee and the Auditor unless all members of the Committee are present at any meeting and agree to waive notice and any absent member of the Committee has waived notice or otherwise consented to the holding of such meetings in writing.

(iii)
A majority of members of the Committee will constitute a quorum (provided that a quorum shall not be less than 2 members).  Decisions of the Committee will be by an affirmative vote of the majority of those members of the Committee voting at a meeting.  In the event of an equality of votes, the Chair will not have a casting or deciding vote.  The Committee may also act by resolution in writing signed by all the members of the Committee.

(iv)	The Board, or failing that, the Committee itself, shall select from among its members to act as the Chair of the Committee (or in his or her absence, an alternate Chair).

(v)	The Committee shall keep or cause to be kept minutes or other records of its meetings and proceedings and provide such records to the Company as the Committee may so determine.

(vi)
Any member of the Committee may participate in a meeting by conference telephone or other communications equipment by means of which all persons participating in the meeting can adequately communicate with each other, and a member participating in a meeting pursuant to this section shall be deemed for purposes of the Canada Business Corporations Act to be present in person at the meeting.

(vii)
The Committee may invite Management, directors, employees or other persons as it sees fit from time to time to attend its meetings and assist thereat provided, however, that only members of the Committee may participate in the deliberation, and vote on any matter to be decided by the Committee.

(viii)	The Company shall provide the Committee with such resources, personnel and authority as the Committee may require in order to properly carry out and discharge its roles and responsibilities hereunder.

(ix)
The Committee will have access to the Auditor and Management, exclusive of each other, for purposes of performing its duties.  The Committee will meet with the Auditor independent of Management after each review of the unaudited and audited financial statements and at such other times as the Committee may require.

(x)
The Committee and its members shall have access to such documents or records of the Company and to such officers, employees or advisors of the Company or require their attendance at any meeting of the Committee, all as the Committee or the members thereof may consider necessary in order to fulfill and discharge their responsibilities hereunder.

(xi)
Subject to any limitation under applicable law, these Terms of Reference or direction of the Board, the Committee may delegate to a subcommittee or individual member of the Committee any of its duties or responsibilities hereunder.

(xii)
The Committee may from time to time authorize any member or members or any other director or officer of the Company to certify or to execute and deliver, for or on behalf of the Committee any such report, statement, certificate or other document or to do such acts or things as the Committee may consider necessary or desirable in order to discharge its duties and responsibilities hereunder.

(xiii)	The Auditor will be notified of results of and provided with copies of the minutes of each meeting of the Committee whether or not the Auditor attended.

V.           OTHER MATTERS

(i)
The Committee as whole or each member of the Committee individually may engage outside advisors, at the Company’s expense, where the member or the Committee determine that it is necessary to do so in order to assist in fulfilling their respective responsibilities.  The engagement and payment by the Company for the services of such advisor is subject to approval of the Chair of the Committee.

(ii)
In connection with their service on the Committee, the members shall be entitled to such remuneration, payment or reimbursement of such incidental expenses and indemnification, on such terms as the Board may so determine from time to time.

(iii)
The Corporate Governance and Nominating Committee of the Board and the Committee itself shall, not less frequently than annually, assess, based on such factors as they may consider appropriate, the effectiveness of the Committee and the members of the Committee, in accordance with these Terms of Reference and report such assessments to the Corporate Governance and Nominating Committee, or the Board, as appropriate.

(iv)
The Committee shall review and assess the adequacy of these Terms of Reference on a regular basis and consider whether these Terms of Reference appropriately address the matters that are or should be within its scope and, where appropriate, make recommendations to the Board or Corporate Governance and Nominating Committee for the alteration, modification or amendment hereof.

(v)	These Terms of Reference may, at any time, and from time to time, be altered, modified or amended in such manner as may be approved by the Board.

Approved by the Board of Directors January 14, 2015.

ELDORADO GOLD CORPORATION

GLOSSARY

The following is a glossary of technical terms that may be found in this offering memorandum:

 “AARL elution” is Anglo American Research Laboratories’ process for the elution of gold and silver off carbon.

“adit” is a passage driven horizontally into a mountainside to provide access to a mineral deposit from the surface of the working of a mine.

“adsorption” is the attachment of one substance to the surface of another.

“Ag” is the chemical symbol for silver.

“ALS” is a Chemex Analytical Laboratory in North Vancouver

 “arsenopyrite” is a whitish to steel gray coloured arsenic-bearing sulphide mineral (FeAsS).

“ASX” is the Australian Securities Exchange.

“Au” is the chemical symbol for gold.

 “autogenous grinding” is grinding ore without the use of media such as steel balls or rods.

“back fill” is waste material used to fill and support the void created by mining an ore body.

“ball milling” is grinding ore with the use of grinding media consisting of steel balls.

“C1” refers to cash operating cost. Cash operating costs include the costs of operating the site, including mining, processing and administration. They do not include royalties and production taxes, amortization, reclamation costs, financing costs or capital development (initial and sustaining) or exploration costs.

“calcareous” is a substance that contains calcium carbonate.

“CBCA” is the Canada Business Corporations Act.

 “CIL” is carbon in leach, a recovery process in which a slurry of gold ore, carbon granules and cyanide are mixed together. The cyanide dissolves the gold, which is then adsorbed on the carbon. The carbon is subsequently separated from the slurry, and the gold removed from the carbon.

“CIM” is the Canadian Institute of Mining, Metallurgy and Petroleum.

“concentrate treatment plant” is any treatment plant that treats the concentrate resulting from a flotation process whereby the sulphide material floats and is separated from the host rock.

“CoS” is the Council of State

“Cu” is the chemical symbol for copper.

“cut and fill” is a method of stoping in which ore is removed in slices (or lifts) and then the excavation is filled with rock or other waste material known as back fill, before the subsequent slice is mined.

“cyanidation” is the process of extracting gold or silver through dissolution in a weak solution of sodium cyanide.

“decline” is an underground passageway connecting one or more levels in a mine and providing adequate traction for heavy, self-propelled equipment. These underground openings are often driven in a downward spiral, much the same as a spiral staircase.

“diamond drill” is a type of rotary drill in which the cutting is done by abrasion rather than percussion. The cutting bit is set with diamonds and is attached to the end of long hollow rods through which water is pumped to the cutting face. The drill cuts a core of rock that is recovered in long cylindrical sections, an inch or more in diameter.

 “dilution” is waste material not separated from mined ore that was below the calculated economic cut-off grade of the deposit. Dilution results in increased tonnage mined and reduced overall grade of the ore.

“dip” is the angle that a planargeological structure forms with a horizontal surface, measured perpendicular to the strike of the structure.

“DMPM” refers to the Department of Mineral Production in Brazil

“doré” is unrefined gold and silver in bullion form.

“dyke” is an intrusive rock unit that has an approximately planar form that generally cuts across layering in adjacent rocks.

“EIS” is an Environmental Impact Statement.

“fault” is a planar surface or planar zone of rock fracture along which there has been displacement of a few centimetres or more.

“fire assay” is a type of analytical procedure that involves the heat of a furnace and a fluxing agent to fuse a sample to collect any precious metals (such as gold) in the sample. The collected material is then analyzed for gold or other precious metals by weight or spectroscopic methods.

“flotation” is a process by which some mineral particles are induced to become attached to bubbles and float, and other particles to sink, so that the valuable minerals are concentrated and separated from the host rock.

 “gangue” are minerals that are sub-economic to recover as ore.

“GCL” is a geosynthetic clay lining.

“gold gravity circuit” is a circuit where a portion of the partially milled or flotation concentrate material is removed by gravity methods (generally requiring an artificial increase in gravity) to remove free gold from the circuit.

“grade” is the weight of precious metals in each tonne of ore.

“g” is a gram.

“g/t” is grams of gold per metric tonne.

“ha” is a Hectare.

“hangingwall” is the material that sits over the ore zone in an underground operation.

“heap leaching” is the process of stacking ore in a heap on an impermeable pad and percolating a solution through the ore that contains a leaching agent such as cyanide. The gold that leaches from the ore into the solution is recovered from the solution by carbon absorption or precipitation. After adding the leaching agent, the solution is then recycled to the heap to effect further leaching.

“HDPE” is high density polyethylene and is used as the impermeable pad for heap leaching.

“host rock” is the body of rock in which mineralization of economic interest occurs.

“hydro cyclones” are a separation method for milled ore so that correctly ground material moves to the next process whereby the coarser material is returned to the mill for more grinding.

“leach pad” is the HDPE pad and the ore stacked on top for the recovery of gold and silver.

“HQ” denotes the specific diameter of core in diamond drill.

“ICP” is inductively-coupled plasma.

 “INCO process” is a cyanide detoxification process that was developed by INCO. This involves the addition of chemicals and air to the tailings stream to reduce the amount of cyanide present.

“IP” is induced polarization, a method of ground geophysical surveying using an electrical current to determine indications of mineralization.

 “km” is a kilometre.

“km2” is a square kilometre.

 “ktpa” is one thousand tonnes per annum.

“leach” is gold being dissolved in cyanide solution in heap leaching or in tanks in a processing plant (agitated leach, carbon in pulp, carbon in leach).

“LTI” refers to lost-time incidents.

“LTIFR” refers to the lost time incident frequency rate. This is calculated by dividing the number of LTI’s by the number of manhours worked and then multiplying by 1,000,000.

 “m” is a metre.

“metallurgy” is the science of extracting metals from ores by mechanical and chemical processes and preparing them for use.

 “micron (µm)” is 0.000001 metres.

“mill” is a plant where ore is crushed and ground to expose metals or minerals of economic value, which then undergo physical and/or chemical treatment to extract the valuable metals or minerals.

“mine” is an excavation in the earth for the purpose of extracting minerals. The excavation may be an open pit on the surface or underground workings.

“mineral reserve” means the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral reserves are those parts of mineral resources that, after applying all mining factors, result in an estimated tonnage and grade that, in the opinion of the qualified person(s) making the estimates, is the basis of an economically viable project after taking account of all relevant processing, metallurgical, economic, marketing, legal, environment, socio-economic and government factors. The term “mineral reserve” need not necessarily signify that extraction facilities are in place or operative or that all governmental approvals have been received. It does signify that there are reasonable expectations of such approvals. Mineral reserves fall under the following categories:

“proven mineral reserve” means the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

“probable mineral reserve” means the economically mineable part of an indicated and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

“mineral resource” means a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources fall under the following categories:

“measured mineral resource” means that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

“indicated mineral resource” means that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

“inferred mineral resource” means that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence, limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

“mineralization” is the rock containing minerals or metals of potential economic interest.

“mm” is a millimetre.

“monzonite” is a coarse-grained intrusive rock containing less than 10 percent quartz.

“MoE” is the Ministry of Environment.

 “Mt” is a million tonnes.

“Mtpa” is a million tonnes per annum.

“NQ” denotes the specific diameter of core in diamond drill.

“NYSE” is the New York Stock Exchange.

“open pit mine” is an excavation for removing minerals that is open to the surface.

“ounce” or “oz” is a troy ounce, equal to 31.103 grams.

“ore” is a natural aggregate of one or more minerals that, at a specified time and place, may be mined and sold at a profit, or from which some part may be profitably separated.

 “Paleozoic” is a unit of geologic time spanning from 570 to 245 million years ago.

“paste fill” refers to a blended material that is used to fill open stopes or voids in the underground operations. This material may contain rock, tailings material, sand and cement.

“Pb” is the chemical symbol for lead.

“PEIA” is a preliminary environmental impact assessment.

“pH” is a measure of the acidity of a material.

“phyllite” is a metamorphic rock containing fine-grained, planar-oriented mica minerals. Thisorientation imparts a layering to the rock.

“potassic” is an alteration type characterized by the pressure of potassium, feldspar and biotite.

“ppb” is parts per billion.

 “ramp” is an inclined underground tunnel that provides access for mining or a connection between the levels of a mine.

“RC” is reverse circulation.

“recovery” is a term, generally stated as a percentage, used in process metallurgy to indicate the proportion of valuable material obtained in the processing of an ore.

 “roasting” is a method of oxidizing refractory ore using heat.

 “rock dumps” refer to waste material that is disposed of on dumps.

 “run of mine” or “ROM” pertains to the ore that has been mined but not crushed.

“SAG” is a semi-autogenous grinding, a method of grinding rock into fine powder whereby the grinding media consist of larger chunks of rocks and steel balls.

“shaft” is a vertical or sub-vertical passageway to an underground mine for moving personnel, equipment, supplies and material, including ore and waste rock.

“SRM” is Standard Reference Material.

“stope” is an underground excavation from which ore is being extracted.

“strike” is an azimuth of a plane surface aligned at right angles to the dip of the plane used to describe the orientation of stratigraphic units or structures.

“sub-level open stoping” is a mining method where ore is removed from open stopes. These stops are generally backfilled after being mined out.

“sulphide ore” is ore containing a significant quantity of unoxidized sulphide minerals.

“supergene enrichment” refers to the process whereby the local concentration of metals of interest is increased during the weathering and oxidation of a mineralized rock.

“sustaining capital” are those expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at our projects and certain expenditures at our operating sites which are deemed expansionary in nature.

“tailings” is the material that remains after all metals or minerals of economic interest have been removed from ore during milling.

“TMF” refers to a tailings management facility. This facility is designed to store process tailings for the long term. This process tailings might have potentially reactive materials and if so, would then be stored in a lined facility.

“tonne” is a metric tonne: 1,000 kilograms or 2,204.6 pounds.

“tpd” is tonnes per day.

“tpa” is tonnes per annum.

“TSX” is the Toronto Stock Exchange.

 “waste” is barren rock in a mine, or mineralized material that is too low in grade to be mined and milled at a profit.

“wmt” is a wet metric tonne.

“Zadra process” is a chemical process whereby gold is recovered from carbon and returned to solution for electrowinning.

“Zn” is the chemical symbol for zinc.